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As filed with the Securities and Exchange Commission on August 10, 2007

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CreditCards.com, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	20-5756824 (I.R.S. Employer Identification No.)

13809 Research Blvd., Suite 906
Austin, TX 78750
(512) 996-8663
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Elisabeth H. DeMarse
President and Chief Executive Officer
CreditCards.com, Inc.
13809 Research Blvd., Suite 906
Austin, TX 78750
(512) 996-8663
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Karen A. Dempsey, Esq. Heller Ehrman LLP 333 Bush Street San Francisco, CA 94104 Telephone: (415) 772-6000 Facsimile: (415) 772-6268	Jeffrey D. Saper, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 Telephone: (650) 493-9300 Facsimile: (650) 493-6811
Jeffrey S. Marcus, Esq. Heller Ehrman LLP Times Square Tower 7 Times Square New York, NY 10036 Telephone: (212) 832-8300 Facsimile: (212) 763-7600
Paul R. Tobias, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
8911 Capital of Texas Highway North
Westech 360, Suite 3350
Austin, TX 78759
Telephone: (512) 338-5400
Facsimile: (512) 338-5499

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.001 per share	$115,000,000	$3,531

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)
Includes shares of common stock that the underwriters have an option to purchase to cover over allotments, if any.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 10, 2007

                      Shares

Common Stock

        We are selling                           shares of our common stock and the selling stockholders are selling                           shares of our common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $                           and $                           per share. We have applied to list our common stock on The NASDAQ Global Market under the symbol "           ."

        The underwriters have an option to purchase a maximum of                           additional shares of common stock from us and the selling stockholders to cover over-allotments of shares. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to CreditCards.com	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

        Delivery of the shares of common stock will be made on or about                           , 2007.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Citi
Thomas Weisel Partners LLC
The date of this prospectus is , 2007

        You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Dealer Prospectus Delivery Obligation

        Until                        , 2007 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        The "CreditCards.com" logo is our registered trademark in the U.S. This prospectus also includes trademarks, trade names and service marks of other companies. Use or display by us of other parties' trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CreditCards.com, Inc.

        We are a leading online credit card marketplace connecting consumers with multiple credit card issuers. Through our website, www.creditcards.com, we enable consumers to search for, compare and apply for credit cards and offer credit card issuers an online channel to acquire qualified applicants. Our online marketplace allows credit card issuers to solicit and receive credit card applications online in a manner that we believe is more efficient and cost effective than traditional offline channels.

Our Industry

        Credit card issuers expend significant resources on marketing their cards to new and existing cardholders. According to Synovate's Mail Monitor®, in 2005 over six billon direct mail credit card offers were mailed to U.S. consumers, up from 2.7 billion in 1995. Over the same period the response rates to these offers decreased from 1.4% to 0.3%. Due to declining response rates and rising costs of offline marketing channels, credit card issuers are actively looking for alternative marketing channels such as the Internet. Today the Internet represents a small portion of the total marketing expenditures by credit card issuers. TNS Media Intelligence estimates that in 2005 credit card issuers spent approximately $106.5 million on the Internet marketing credit cards to U.S. consumers. TNS Media Intelligence derived this estimate using, among other things, its proprietary methodology and publicly available rate card information. We believe online credit card marketing expenditures will increase as issuers seek more effective and cost-efficient methods to source new cardholder accounts.

The CreditCards.com Marketplace

        The convergence of consumers utilizing the Internet for personal finance, research and shopping with credit card issuers seeking to attract credit card applicants through online channels has created the need for an online credit card marketplace. We believe our marketplace provides unique benefits to consumers and credit card issuers relative to offline alternatives and untargeted Internet search engines. Our website helps consumers to efficiently research, compare and identify numerous credit card offers based on their preferred criteria. We also enable credit card issuers to acquire large volumes of qualified credit card applicants while protecting the integrity of their brands. We believe these factors have enabled us to attract a critical mass of consumers and credit card issuers, driving the scale and efficiency of our marketplace.

        We derive our revenues from credit card issuers or their affiliate marketing agents who pay us for either completed or approved applications. As of June 2007, consumers using our online marketplace could select from more than 150 credit card offers from over 20 issuers, including nine of the ten largest in the United States. Consumers are able to utilize our website free of charge without registration to search and compare credit card offers based on various criteria, such as credit quality, issuer or type, including low interest rate, balance transfer, instant approval, and rewards cards. Our online Resource Center is designed to help consumers make informed decisions about their personal finances in order to choose a credit card offer.

        Traditional offline marketing methods are designed to stimulate consumer interest in applying for credit cards. Through our online marketplace credit card issuers can extend offers to consumers actively seeking credit card offers. In addition, we provide issuers with access to a broader and more diverse base of credit card applicants than is generally available through other online marketing methods, enabling issuers to acquire more applicants and to market to highly segmented niches of consumers. Because credit card issuers have no obligation to pay us until they approve or, in some cases, when they receive an application, they enjoy an immediate positive return on their marketing investment.

Our Strategy

        Our objective is to extend our position as a leading online marketplace connecting consumers with credit card issuers by pursuing the following strategies:

  •
  Enhance our brand awareness;

  •
  Increase consumer traffic to our website;

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  Improve the rate at which consumers visiting our website submit credit card applications;

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  Strengthen our relationships with credit card issuers; and

  •
  Evaluate new geographic markets.

Risks Related to Our Business

        Our business is subject to a number of risks that you should be aware of before making an investment decision. These risks are discussed more fully in the section entitled "Risk Factors" immediately following this prospectus summary. These risks could prevent us from successfully implementing our strategy and growing our business. Some of these risks include:

  •
  If we fail to attract consumers seeking credit cards to our website or if we fail to maintain relationships with credit card issuers or their marketing affiliates, the viability of our online marketplace will be in jeopardy;

  •
  If we are not successful in converting visitors to our website into credit card applicants on our customers' websites or our credit card issuers do not approve consumer applications, our revenues will decrease;

  •
  If we are unable to maintain high rankings in Internet search results and/or if we are unable to cost-effectively implement our paid search engine advertising initiatives, we may experience a loss of revenue and our operating results may suffer;

  •
  Overall consumer demand for new credit cards could decline for many reasons, any of which could adversely affect our business;

  •
  We may be unsuccessful in competing effectively against current and future competitors, including our own customers; and

  •
  Our quarterly operating results are subject to fluctuations, which could cause our stock price to decline.

Company History and Information

        We were formed in December 2005 by Elisabeth H. DeMarse and affiliates of Austin Ventures, a venture and growth equity firm, to acquire an online financial services company. In October 2006, we acquired substantially all of the assets of CreditCards.com, L.P. (our "Predecessor") and changed our name to CreditCards.com, Inc.

        In June 2007, we refinanced all of our existing indebtedness. In addition, in June 2007, we declared dividends on, and converted and redeemed, all of our outstanding preferred stock. Total redemption proceeds were approximately $84.4 million, including total dividend payments of approximately $4.1 million. We entered into an amended and restated credit agreement with American Capital Strategies, Ltd., and its affiliates, which is also one of our principal stockholders. The agreement provides for secured term loans totaling $130.9 million, a secured revolving credit facility of up to $5.5 million and $23.9 million of unsecured convertible junior notes. The term loans and revolving credit facility are secured by a pledge of substantially all of our assets. We are required to make prepayments in certain circumstances. We anticipate using $               million of the proceeds of this offering to repay amounts outstanding under our amended and restated credit agreement.

        After completion of this offering, Austin Ventures and its affiliates will own            % of our outstanding common stock, without giving effect to the exercise by the underwriters of their over-allotment option. To the extent Austin Ventures continues to beneficially own a significant portion of our outstanding common stock it will continue to have a significant influence over all matters submitted to our stockholders, including the election of our directors, and the ability to exercise significant control over our business policies and affairs.

        Our principal executive offices are located at 13809 Research Boulevard, Suite 906, Austin, Texas 78750, and our telephone number is (512) 996-8863. Our website address is www.creditcards.com. The information on, or accessible through, our website is not part of this prospectus. Unless the context requires otherwise, references in this prospectus to "we," "us," or "our" refer to CreditCards.com, Inc., our holding company and the issuer of the common stock being offered in this offering, and CCRD Operating Company, Inc., our operating company, as applicable, and references to the Predecessor refer to CreditCards.com, L.P.

The Offering

Common stock offered by us	shares
Common stock offered by the selling stockholders	shares
Total common stock offered	shares
Common stock outstanding after this offering	shares
Use of proceeds	We expect to use the net proceeds from this offering to repay debt, and for working capital and other general corporate purposes. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds."
Proposed NASDAQ Global Market symbol
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

        The number of shares of common stock to be outstanding after this offering is based on 13,095,455 shares outstanding as of June 30, 2007. This number excludes:

  •
  845,222 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2007 at a weighted average exercise price of $0.79 per share;

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  182,183 shares of common stock reserved for issuance under our 2006 Stock Plan as of June 30, 2007; and

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  shares of common stock reserved for issuance under our 2007 Equity Incentive Plan as of                 , 2007.

        Unless otherwise indicated, all information in this prospectus assumes:

  •
  a            -for-        stock split of our common stock effected in                        , 2007;

  •
  no exercise by the underwriters of their option to purchase up to                        additional shares to cover over-allotments; and

  •
  the adoption of our amended and restated certificate of incorporation and bylaws that will occur immediately prior to the consummation of this offering.

Summary Historical Financial Data

        You should read the summary historical financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements, "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Financial Information" contained elsewhere in this prospectus.

        The consolidated statements of operations data for the year ended December 31, 2004, the year ended December 31, 2005, the period from January 1, 2006 to October 30, 2006 and the period from October 31, 2006 to December 31, 2006 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus.

        The consolidated statements of operations data for the six months ended June 30, 2006 and 2007 have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. We have prepared this unaudited financial information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such period. Our historical results are not necessarily indicative of results to be expected for future periods. Results for the six months ended June 30, 2007 are not necessarily indicative of results expected for the full year or any future period.

        The following table also presents the combined year ended December 31, 2006 which represents the operating results of the Predecessor for the period from January 1, 2006 to October 30, 2006 combined with our operating results for the period from October 31, 2006 to December 31, 2006. The following table also presents summary pro forma combined consolidated statements of operations data for the fiscal year ended December 31, 2006, which reflects the acquisition of CreditCards.com, L.P. as if it had occurred on January 1, 2006. Such data have been derived from our unaudited pro forma financial information included elsewhere in this prospectus.

	Year Ended December 31, 2004	Year Ended December 31, 2005	Period From January 1, 2006 to October 30, 2006	Period From October 31, 2006 to December 31, 2006	Combined Year Ended December 31, 2006	Pro Forma Combined Year Ended December 31, 2006	Six Months Ended June 30, 2006	Six Months Ended June 30, 2007
					(Unaudited)
	(In thousands, except share, per share, revenue per visitor and revenue per offer data)
Consolidated Statements of Operations Data:
Revenues	$11,531	$21,902	$33,683	$9,264	$42,947	$42,947	$18,736	$27,358
Operating expenses:
Cost of revenues	52	129	307	61	368	380	109	324
Sales and marketing	5,531	11,520	15,823	3,966	19,789	19,789	8,545	13,013
General and administrative	104	401	618	968	1,586	1,891	436	1,750
Amortization of intangibles	—	—	—	463	463	2,781	—	1,392

Total operating expenses	5,687	12,050	16,748	5,458	22,206	24,841	9,090	16,479

Income from operations	5,844	9,852	16,935	3,806	20,741	18,106	9,646	10,879
Interest expense (net of interest income)	13	9	1	1,542	1,543	19,293	1	5,655

Income (loss) before income taxes	5,831	9,843	16,934	2,264	19,198	(1,187)	9,645	5,224
Income tax expense (benefit)	—	—	—	829	829	(503)	—	2,471

Net income (loss)	$5,831	$9,843	$16,934	1,435	$18,369	(684)	$9,645	2,753

Preferred stock dividends				(1,087)		—		(2,972)

Net income (loss) available to common stockholders				348		$(684)		$(219)

Basic earnings (loss) per share				$0.03		$(0.06)		$(0.02)

Diluted earnings (loss) per share				$0.03		$(0.06)		$(0.02)

Weighted average shares outstanding:
Basic				12,296,641		12,296,641		12,362,702
Diluted				12,296,641		12,296,641		12,362,702
Other Operating Data (unaudited):
Adjusted EBITDA(1)	$5,847	$9,865	$16,976	$4,381	$21,357		$9,668	$12,550
Number of visitors(2)	—	9,822	10,212	2,012	12,224		5,892	5,899
Number of offers(2)	—	8,437	10,391	2,554	12,944		5,560	7,786
Revenue per visitor(2)	—	$2.23	$3.30	$4.60	$3.51		$3.18	$4.64
Revenue per offer(2)	—	$2.60	$3.24	$3.63	$3.32		$3.37	$3.51

(1)
Adjusted EBITDA is a metric used by management to measure our profitability. Adjusted EBITDA, as defined in our amended and restated credit agreement, is net income (loss) plus income tax expense, interest expense, depreciation and amortization, management fees and other non-recurring expenses, further adjusted to eliminate interest income or other nonrecurring revenue or gains. Adjusted EBITDA provides investors a profitability measure related to our ability to provide cash flows to meet future debt service, capital expenditures and working capital requirements and fund future growth.

  We present adjusted EBITDA as a supplemental profitability measure because we believe that it provides our management, board of directors and investors with additional information to measure our profitability by excluding potential differences caused by variations in capital structures (affecting interest expense), asset composition, and tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses), and to estimate our value.

  Adjusted EBITDA is also presented because covenants in our amended and restated credit agreement contain ratios based on this measure. Our amended and restated credit agreement is material to us because it is one of our primary sources of financing and liquidity. If our adjusted EBITDA were to decline below certain levels, covenants in our amended and restated credit agreement that are based on adjusted EBITDA may be violated and could cause, among other things, an inability to incur further indebtedness under the amended and restated credit agreement and in certain circumstances a default and mandatory prepayment in full of all amounts then outstanding under our amended and restated credit agreement.

  Adjusted EBITDA is not a measurement of our profitability under U.S. GAAP and should not be considered as an alternative to net income as a measure of our profitability.

  We understand that although adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our profitability or results as reported under U.S. GAAP. Some of these limitations are: (i) adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; (ii) adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt; (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements, or future requirements for capital expenditures or contractual commitments; and (iv) other companies in our industry may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

  To compensate for these limitations, management evaluates our profitability by considering the economic effect of the excluded expense items independently as well as in connection with its analysis of cash flows from operations and through the use of other financial measures, such as capital expenditure budget variances, investment spending levels and return on capital analysis.

  The table below reconciles adjusted EBITDA for us and the Predecessor to net income for the periods presented:

	Year Ended December 31, 2004	Year Ended December 31, 2005	Period From January 1, 2006 to October 30, 2006	Period From October 31, 2006 to December 31, 2006	Combined Year Ended December 31, 2006	Six Months Ended June 30, 2006	Six Months Ended June 30, 2007
						(Unaudited)
	(In thousands)
Net income	$5,831	$9,843	$16,934	$1,435	$18,369	$9,645	$2,753
Income tax expense	—	—	—	829	829	—	2,471
Interest expense (net of interest income)	13	9	1	1,542	1,543	1	5,655
Depreciation and amortization	3	13	42	475	517	22	1,432
Management fees	—	—	—	100	100	—	200
Stock compensation expense	—	—	—	—	—	—	39

Adjusted EBITDA	$5,847	$9,865	$16,976	$4,381	$21,357	$9,668	$12,550

(2)
Number of offers, revenue per offer, number of visitors and revenue per visitor data are not available for the year ended December 31, 2004.

        The following table presents consolidated balance sheet data as of June 30, 2007:

  •
  on actual basis without any adjustments to reflect subsequent or anticipated events; and

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  on an as adjusted basis reflecting the receipt by us of the net proceeds from the sale of            shares of common stock in this offering at an assumed initial public offering price of $            per share, the mid-point of the estimated price range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds of this offering, including repayment of debt, as described under "Use of Proceeds."

	As of June 30, 2007
	Actual	As Adjusted
	(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,685
Goodwill and intangible assets	126,735
Total assets	145,897
Notes payable, including current portion	154,801
Total liabilities	161,244
Total stockholders' equity (deficit)	(15,347)

RISK FACTORS

        An investment in our common stock involves a substantial risk of loss. You should carefully consider these risk factors, together with all of the other information in this prospectus, before you decide to purchase shares of our common stock. The occurrence of any of the following risks could materially adversely affect our business, financial condition, operating results or prospects. In any such case, the trading price of our common stock could decline significantly and you could lose part or all of your investment.

If we are unable to maintain high rankings in Internet search results, traffic to our website and our revenues will decrease.

        Most of our website visitors find our marketplace by searching for credit card information through Internet search engines, such as Google and Yahoo!. A critical factor in attracting consumers to our website is how prominently we are displayed in response to search inquiries. Search engines typically provide two types of search results, algorithmic listings and paid advertisements. We rely on both algorithmic listings and paid advertisements to attract consumers to our website.

        Algorithmic search result listings are determined and displayed in accordance with a set of proprietary formulas or algorithms developed by a particular search engine. From time to time, search engines revise these algorithms without notice. In some instances, these modifications have caused our website to be listed less prominently in search results. Other reasons, such as search engine technical difficulties, search engine technical changes and technical or presentation changes we make to our website, may cause our website to be listed less prominently in algorithmic search results. In an effort to provide more value for consumers, to maintain and enhance the effectiveness of our search engine rankings and to drive greater consumer traffic to our website, we intend to spend significant resources on adding more editorial content and consumer tools to our website and make continuous modifications of our website. Such additions and modifications could inadvertently have an adverse affect on our prominence in search engine results. In addition, search engines retain broad discretion to remove from search results any company whose marketing practices are deemed to be inconsistent with the search engine's guidelines. If our marketing practices violate search engine guidelines, we may, without warning, not appear in search result listings at all.

        If we are listed less prominently or fail to appear in search result listings for any reason, consumer visits to our website likely would decline and we may not be able to replace this traffic, which would reduce our revenues. If we attempt to replace this traffic, we may be required to increase our sales and marketing expenditures, which may not be offset by additional revenues and could adversely affect our operating results.

If we are unable to cost-effectively implement our paid search engine advertising initiatives, which depend heavily on short-term contracts with the two leading Internet search engines, we may experience a loss of revenues and our operating results may suffer.

        We spent over 80% of our total online advertising expenses in 2006 with Google and Yahoo!. Competition for paid search advertisements on these search engines is intense. The prominence of the placement of our name and website is determined by a combination of factors, including the amount we are willing to pay and algorithms designed to determine the relevance of our paid advertisement to a particular search term. We bid against our competitors, which include our credit card issuer customers, for the display of paid search engine advertisements. Some of our competitors and our customers have greater resources with which to bid and better brand recognition than we have. If competition for the display of paid advertisements in response to credit card related search terms increases, our online advertising expenses could rise significantly or we may be required to reduce our paid search advertisements. If we were to reduce our advertising with Google or Yahoo!, we may be unable to maintain a cost-effective search engine marketing program. Because of the lack of suitable replacement Internet search engines, we would likely not be able to replace the consumer traffic that comes to our website from Google or Yahoo!, resulting in a substantial reduction in our revenues.

If we are not able to maintain and enhance our CreditCards.com brand, our business and operating results may suffer.

        We believe that our intuitive URL, CreditCards.com, provides us with a strong, valuable and recognizable brand in the competitive market for credit cards applicants. Maintaining and enhancing our brand identity is critical to our ability to attract new visitors to our website and to gain additional credit card issuers as customers. The promotion of our brand may require us to make substantial investments and, as our market becomes more competitive, these branding initiatives may become increasingly difficult and expensive. The successful promotion of our brand will depend largely on our marketing and public relations efforts and our ability to continue to offer a wide range of quality credit card offers and services in an appealing manner. Our brand promotion activities may not be successful or may not yield increased revenues sufficient to offset the expenses we incur. If we do not successfully maintain and enhance our CreditCards.com brand, we could lose consumer traffic, which could, in turn, cause credit card issuers to terminate their relationships with us or seek to modify the terms of our relationship, which would reduce our revenues and adversely affect our operating results.

        In addition, we may take actions that have the unintended consequence of harming our brand. For instance, consumers may perceive our payment arrangements with credit card issuers as detrimental to our objectivity. If our actions cause consumers to question the value of our marketplace, our business and operating results may suffer.

If we are not successful in converting visitors to our website into credit card applicants or our customers do not approve the applications, our revenues will decrease.

        Even if we are able to increase the number of visitors to our website, we will not generate revenues unless consumers apply for or, as is required in most cases, are approved for credit card offers marketed on our website. To apply for a credit card, a consumer must click on a particular credit card offer on our website, which then directs the consumer to an application on a website maintained by a credit card issuer. The rate at which consumers visiting our website submit applications or are approved for credit cards is a significant factor in our financial performance and the potential growth of our business. A number of factors, some of which are outside of our control, could influence this conversion rate for any given period. These factors include:

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  the quality of the consumer experience while using our online marketplace;

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  the variety, brands and terms of the credit card products that our customers and our competitors offer;

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  the criteria utilized by our customers to determine whether to approve a credit card application;

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  the appeal and ease of use of the credit card issuers' websites, to which the consumer is directed from our website to complete an application;

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  system failures or interruptions in the operation of our or our customers' websites;

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  changes in the type of consumers who visit our website through online advertising, algorithmic search or direct URL online channels;

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  the level of concern over the online transmission of sensitive personal and financial data in the credit card application process, particularly if any of our consumers previously experienced identity theft or an online security breach; and

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  our reputation as a marketplace for credit cards.

        In the event we experience a decline in the rate at which we convert consumers visiting our website into credit card applicants or the rate at which applications completed through our website are approved by our customers, our revenues could decline. Such a decline could cause an increase in our costs of attracting visitors, which could adversely affect our operating results.

Overall consumer demand for credit cards could decline for many reasons, any of which could adversely affect our business.

        Our revenues depend upon the general level of demand for credit cards by individuals, families and small businesses, which can be influenced by a variety of factors beyond our control, including:

  •
  general economic factors, such as the state of the economy, interest rates, employment and wage levels and consumer confidence;

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  personal economic factors, such as income and expense levels and concerns over personal debt levels and, in particular, credit card debt which typically has higher interest rates than other types of consumer debt and may not have the same tax advantages of such other types of consumer debt;

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  interest rates, rewards and other terms and features offered by credit card issuers;

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  the popularity of alternative payment methods, such as debit cards, online payment services and other services that permit direct debit of consumer checking accounts or other more convenient means of payment systems; and

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  increased government regulation of the offer and issuance of credit cards.

        These economic factors also influence our customers' credit card application underwriting criteria and their approval rates of credit card applicants, which in turn impacts the revenues we earn from our customers. Any economic slowdown, decrease in consumer confidence or increase in interest rates could reduce overall demand for credit cards and tighten the application underwriting criteria, which would reduce our revenues.

If credit card issuers do not increase their use of the Internet to acquire credit card consumers, our revenues may decline or fail to grow.

        Our business model depends on revenues generated from credit card issuers or their affiliate marketing agents who pay us fees based on either the completion of credit card applications or the approval of credit card applications from visitors that originate from our website. Currently, however, only a small portion of credit card marketing budgets are spent on Internet-based marketing initiatives. Our business model is relatively new and its long-term viability has not yet been proven. Credit card issuers are accustomed to attracting credit card applications by utilizing traditional offline methods, and they may prefer to continue to use those traditional methods or may be slow to adopt our services. We compete for online credit card applicants with our customers, each of which spends millions of dollars annually for direct mail campaigns, telemarketing and mass media advertising to encourage consumers to apply for credit cards directly with the credit card issuer and bypass online channels, including our marketplace. Even those credit card issuers that have become our customers may decide to terminate their relationships with us and seek credit card applications only through traditional means or through other sources. If we are not able to continue to persuade credit card issuers of the efficacy of our services, they may choose not to use our services, which would reduce our revenues. In addition, we could be required to increase our marketing expenditures in an effort to attract credit card issuers as customers and our operating results would suffer if the costs related to pursuing credit card issuers as customers are not offset by revenues generated from them.

We have substantial customer concentration, with three customers each providing more than 10% of our 2006 revenues. The loss of any of these customers could cause a material decline in our revenues.

        We currently derive a significant portion of our revenues from three customers that each individually provided more than 10% of our total 2006 revenues and together accounted for about 75% of our total 2006 revenues. Our relationships with customers are based on short-term contracts with the credit card issuer or their affiliate marketing agents, which may be unilaterally modified by such customers at any time upon notice to us, and our customers can modify or cancel their commitments to us at any time. In addition, each of our customers also operates a proprietary website that competes with us. If we were to lose any of these large customers, our results of operations could be adversely affected. We do not expect our customer concentration to substantially decrease in the foreseeable future, and thus envision the risk associated with substantial customer concentration to be a continuing factor for us.

Consolidation of credit card issuers may adversely affect our business.

        The credit card issuer market is very highly concentrated with the top five and top ten credit card issuers responsible for approximately 71% and 88%, respectively, of outstanding balances of all credit cards outstanding in the United States at December 31, 2006. Credit card issuers continue to experience consolidation, and the largest credit card issuers continue to gain credit card market share. This trend may exacerbate risk related to the concentration of our customers. In addition, if one of our significant customers consolidates or enters into an alliance with another customer and decides to decrease or cease their business with us, this could have a negative material impact on our business. These consolidations and alliances may cause us to lose customers or require us to reduce prices as a result of enhanced customer leverage, which would have a material adverse effect on our revenues. We may not be able to offset the effects of any price reductions. We may not be able to expand our customer base to make up any revenue declines if we lose customers or if our transaction volumes decline.

We compete with our customers for website visitors.

        We directly and indirectly compete with our own customers for online and offline traffic and credit card applications. Our customers market and sell their credit cards directly to consumers using direct mail, retail branch networks, television, radio and print advertising, call centers, their own websites and other means. For example, according to Synovate's Mail Monitor®, credit card issuers sent over six billion direct mail credit card offers in 2005. Our customers could decide that they no longer want to pay us to compete against them and they may terminate their relationships with us.

We may be unsuccessful in competing effectively against current and future competitors.

        The market for offering credit cards is intensely competitive. We face competition from both offline and online channels, including credit card issuers, affiliate marketers and other financial services websites. Consumers have the ability to use numerous offline and online sources, other than our vertically-focused credit card marketplace, to research and apply for credit cards. The offering of credit cards over the Internet is relatively new and evolving, and the continued growth of our business requires that consumers increase their utilization of online channels over offline channels.

        With respect to online channels, we compete with a large number of affiliate marketers, vertically-focused websites and other non-vertically focused financial websites that offer information and applications for credit cards. The barriers to entry in the online market are relatively low and, like us, our online competitors often use Internet search engines and other forms of online advertising to drive Internet traffic to their websites. Our online competitors may adopt certain aspects of our business model, which could reduce our ability to differentiate our services. All of the services that we provide to consumers are provided separately or in combination by other companies that compete with us.

Credit card offers are not marketed exclusively through any single channel and, accordingly, our competitors could aggregate a set of credit card offerings similar to ours. In addition, consumers can research credit cards on our website and then apply for a credit card through one of our competitors or directly with a credit card issuer. Increased competition could result in a reduction in our revenues and traffic to our website. Some of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, technical, marketing and other resources than we do. As compared to us, our current and future competitors may be able to:

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  undertake more extensive marketing campaigns for their brands and services;

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  devote more resources to website and systems development;

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  offer credit card products, services and information not available through our website, such as affinity credit cards issued in cooperation with organizations such as universities, sports teams and professional groups;

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  accept lower revenue per credit card application submitted or approved or be willing to pay more to Internet search engines for paid search advertising;

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  offer appealing alternative payment methods to credit cards, such as online payment services and other services that permit direct debit of consumer checking accounts;

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  make more attractive offers to potential employees, marketing affiliates and third-party service providers; and

        Our ability to compete may be limited by certain non-circumvention and business non-solicitation provisions contained in several of our contracts with customers. If one of these contracts containing such restrictions terminates, we may be unable to establish a new relationship with certain credit card issuers for a period of time after such contract termination.

        Competitive pressures may result in our experiencing increased marketing costs, decreased traffic to our website and loss of market share, or otherwise may harm our business.

We do not expect our future revenues to grow as quickly as they have in prior periods, and our future financial performance may be difficult to predict.

        We recorded substantial revenue growth from 2004 to 2005 and from 2005 to 2006. We do not expect to maintain such substantial revenue growth in any future period. It is difficult to make accurate predictions of revenues in any future period due to our limited operating history, rapid changes in our market, the effects of increased competition, and the nature of our business model. Therefore, investors should not rely on past revenue growth as an indication of future growth and should not rely on predictions of our revenues for any future period.

        Although we had positive net income in the years ended 2004, 2005, the combined years ended 2006 and the six months ended June 30, 2007, we may not maintain positive net income in future quarters or on an annual basis. As a result, we could experience problems with budgeting and cash flow management, unexpected changes to our results of operations, or other difficulties. Any of these difficulties could affect the market price of our common stock or harm our ability to raise additional capital.

Our quarterly operating results are subject to fluctuations, which could cause our stock price to decline.

        Our revenues, expenses and operating results have fluctuated from quarter to quarter in the past and are likely to continue to do so in the future. These fluctuations are due to many factors, some of which are outside of our control, including:

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  levels of consumer traffic to our website, which can fluctuate significantly;

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  changes by the major search engines in their search algorithms;

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  our ability to convert our website visitors into credit card applicants and the rate at which those credit card applications are approved by credit card issuer;

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  advertising costs for paid search keywords that we deem relevant to our business;

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  our marketing initiatives, such as television or print advertising campaigns;

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  changes in application approval criteria by our customers;

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  the availability of new credit card products and products with more attractive terms;

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  the amount and timing of our operating expenses and capital expenditures;

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  seasonality in the demand for credit cards, which tends to increase during the pre- and post-holiday and post-summer vacation periods and reduced consumer use of credit cards in general;

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  changes in fee arrangements with our customers and suppliers;

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  our ability to attract and retain qualified members of our management team and other key employees;

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  delays in receiving information from our customers that allow us to calculate revenues; and

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  competition from existing and future competitors, including our customers.

        These factors could negatively affect our results of operations during any period and cause our stock price to decline. Our future results of operations are difficult to forecast due to these factors. As a result, period-to-period comparisons of our results of operations may not be meaningful, and you should not rely on past periods as indicators of future performance. In future periods, our results of operations could fail to meet or exceed the expectations of securities analysts and investors, which could adversely affect the trading price of our common stock.

We rely on our customers to accurately determine the amount payable to us. If their reports are inaccurate or delayed, our operating results could be harmed and we could experience fluctuations in quarter-to-quarter performance.

        Our customers typically pay us on a monthly basis a specified dollar amount for each credit card application that is referred to or approved by them through our website. We rely on our customers to accurately report in a timely manner the amount of revenues earned by us. We calculate our revenues, prepare our financial reports, projections and budgets and direct our advertising, marketing and other operating efforts based on reports we receive from our customers. Although we have detailed historical trend information on application approval rates by issuer and type of card, we are not able to determine how many of the consumers referred from our website to our customers' websites each month actually result in a completed or an approved application. Therefore, it is often difficult for us to independently determine whether our customers are reporting all revenues due to us. We have occasionally experienced instances of incomplete and/or delayed reports from our customers. We generally do not have the contractual right to audit our customers. To the extent that our customers fail to report accurately the amount of revenues payable to us in a timely manner or at all, we will not recognize and collect revenues to which we are entitled, which could harm our operating results.

Our debt obligations expose us to risks that could adversely affect our liquidity, operating results and financial condition.

        We have a substantial level of debt and interest expense. At June 30, 2007, we had approximately $154.8 million of outstanding indebtedness. Our amended and restated credit agreement provides for

(i) $32.7 million six-year secured term loans in the aggregate amount of $130.9 million, on which we are required to pay principal payments of $327,250 per quarter, (ii) a $23.9 million seven-year unsecured junior pay-in-kind note with the balance due at maturity and (iii) a six-year revolving credit facility that permits loans in an aggregate amount of up to $5.5 million, and which includes a letter of credit sub-facility. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity. Interest on all outstanding debt is paid monthly. The level of our indebtedness and the financial and other restrictive covenants in our amended and restated credit agreement, among other things:

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  could make it difficult for us to make payments on our debt as described below;

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  could make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service, acquisitions or general corporate purposes;

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  could limit our flexibility in planning for or reacting to changes in our business;

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  reduce funds available for use in our operations;

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  limit our ability to incur additional debt and enter into lease agreements;

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  limit our ability to create liens on and transfer or invest our property and assets;

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  limit our ability to pay dividends and make distributions to stockholders;

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  limit our options in reorganizing our company, merging with, being acquired by, or acquiring another company;

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  could result in our inability to sell some or all of our assets in our business because the majority of our outstanding debt is secured by substantially all of our assets;

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  make us more vulnerable in the event of a downturn in our business; and

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  place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources.

        If we experience a decline in revenues due to any of the factors described in this Risk Factors section or otherwise, we could have difficulty paying interest and principal amounts due on our indebtedness and meeting the financial covenants set forth in our amended and restated credit agreement. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if we fail to comply with the various requirements of our indebtedness, we would be in default, which would permit the holders of our indebtedness to accelerate the maturity, increase the interest rate on the indebtedness, take control of and sell substantially all of our property and assets (including intellectual property), and require immediate repayment of all indebtedness and could cause defaults under any other indebtedness. Any default under our indebtedness would have a material adverse effect on our liquidity and financial condition. If we do not achieve and sustain positive net income, we could have difficulty repaying or refinancing our outstanding debt.

        The terms of the amended and restated credit agreement restrict certain activities, the most significant of which include limitations on additional indebtedness, liens, guarantees, payment or declaration of dividends, sale of assets and transactions with affiliates. In addition, the agreement requires us to maintain certain covenants including a maximum total net leverage ratio and a minimum fixed charge coverage ratio. The amended and restated credit agreement also contains certain customary affirmative covenants and events of default.

A write-off of all or a part of our goodwill would adversely affect our operating results and could result in a default under our amended and restated credit agreement.

        We have significant intangible assets related to goodwill, which represents the excess of the total purchase price of our acquisition of substantially all of the assets of the Predecessor over the estimated fair value of the net assets acquired. As of June 30, 2007, we had $42.4 million of goodwill on our balance sheet, which represented approximately 29% of our total assets. We are not permitted to amortize goodwill under U.S. GAAP and instead are required to review goodwill at least annually for impairment. In the event impairment is identified, a charge to earnings would be recorded. A write-off in future periods of all or a part of our goodwill would hurt our operating results and net worth. Additionally, a write-off in goodwill may result in a default under our amended and restated credit agreement, which could have a material adverse effect on our financial condition.

We may be unable to effectively manage our growth.

        As our operations have expanded, we have experienced rapid growth in our revenues and the number of employees. We grew from eight employees at December 31, 2005 to 25 employees at June 30, 2007. Because the size of our staff is relatively small, our employees are often involved in several functional areas and perform several roles in the company. We expect to continue to increase headcount and to hire more specialized personnel in the future. Our rapid growth has demanded, and will continue to demand, substantial financial resources and attention from our management. To properly manage our growth, we will need to continue to hire additional qualified website developers, and sales and marketing staff. To accommodate our expected growth we must add new hardware and software and improve and maintain our technology. Failure to upgrade our technology or network infrastructure to support the expected increased traffic volume could result in unanticipated system disruptions, slow response times or poor consumer experiences. Our inability to expand our personnel and operations in an efficient manner could cause our expenses to grow disproportionately to our revenues, or revenues to decline or grow more slowly than expected, and our service and responsiveness to customers and consumers to suffer, which could hurt our brand and our profitability. Our anticipated future growth, combined with the additional reporting requirements we will face as a public company, may place a significant strain on our management, systems and resources.

International expansion would expose us to significant risks.

        We are in the early stages of evaluating expansion into certain countries outside the United States where we believe there is high consumer demand and usage of credit cards as well as widespread acceptance of online marketplaces. We have no experience operating our business outside the United States. Expansion into international markets requires significant management attention and financial resources and require us to tailor our credit card comparison services and information to credit cards offered in the local market as well as to adapt to local cultures, languages, regulations and standards. We will also need to attract as customers local banks and other companies that issue credit cards to residents in the local market. We may not be successful in attracting foreign consumers to our website or in convincing foreign credit card issuers to become our customers.

If we are not able to successfully integrate future acquisitions, our management's attention could be unduly diverted and our results of operations could suffer.

        We may in the future seek to expand our markets and services in part through acquisitions of competitors, domain names or complementary businesses, services and technologies. Mergers and acquisitions are inherently risky, and we may not be successful in finding attractive acquisition targets or completing and integrating any acquisitions. Any acquisition opportunities that we pursue will divert attention of our management and expose us to significant costs and possible unanticipated liabilities. For any acquisitions that we do complete, integration of the acquired business may take longer, or be more costly or disruptive to our business, than originally anticipated. It is also possible that expected synergies from future acquisitions may not materialize and acquisitions may not be accretive to our earnings per share. The successful execution of any future acquisition strategy will depend on our ability to identify, negotiate, complete and integrate such acquisitions and, if necessary, obtain debt or equity financing on satisfactory terms to fund those acquisitions. If we finance acquisitions by incurring debt, the debt may impose restrictions on our operations, including prohibitions on the payment of dividends on our common stock. If we finance acquisitions by issuing equity or convertible debt securities, our existing stockholders may be diluted.

Any efforts to expand into new lines of business may not be successful or may take longer than expected to complete and thus may impede our plans for revenue growth or increase our operating costs.

        We may seek to expand into lines of business beyond the online market for credit cards. Because we have little or no experience in other areas of business, we may make errors in the conception, structure or implementation of a strategy to take advantage of available opportunities. We may not be successful in expanding into other lines of business or the anticipated benefits may take longer to realize than expected. In entering new markets, we could face many significant challenges, including deteriorating market conditions, operational difficulties and increasing competition. We may not be able to adequately address those challenges and our expansion efforts may not be successful, which could adversely affect our operating results.

If we cannot continue to attract and retain capable management and operating personnel, our business will suffer.

        As of June 30, 2007, we had only 25 employees, many of whom share responsibilities particularly at the senior management level. We have employment agreements with two members of our senior management team, but we do not have employment agreements with our other employees. We may experience a material adverse effect on our business, results or operations and financial condition if our senior managers do not remain with us or if they compete with us in the event that they cease to be employees.

        Our success depends in large part on our ability to retain and attract high-quality management and operating personnel. Our business plan was developed in large part by our senior-level officers and its implementation requires their skills and knowledge. We may have difficulty offsetting the impact on our business arising from loss of the services of any of our key officers or employees.

        Our business also requires skilled technical and sales and marketing personnel, who are in high demand and are often subject to competing offers. Competition for qualified employees is intense in our industry and the loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business could impair our ability to grow. We currently are looking to fill several open positions in our company. Some of these positions have been vacant for several months, which demonstrates the difficulty we have experienced in attracting qualified personnel. To attract and retain key personnel, we use various measures, including an equity incentive program and incentive bonuses for key executive officers and other employees. These measures may not be enough to attract and retain the personnel we require to operate our business effectively.

Austin Ventures can exercise significant control over all matters requiring stockholder approval and can take actions that may be against your best interests.

        At June 30, 2007, approximately 65.6% of our outstanding common stock was beneficially owned by entities affiliated with Austin Ventures. Those entities are expected to own approximately    % of our outstanding common stock after this offering (    % if the underwriters' over-allotment option is

exercised in full). This significant concentration of share ownership may adversely affect the liquidity and trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. As a result of its ownership level, Austin Ventures will be able to exercise significant control over all matters requiring stockholder approval. In particular, Austin Ventures will have the ability to substantially impact the election of our directors and the approval or disapproval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. The interests of Austin Ventures may differ from the interests of our other stockholders. This significant share ownership could be used to prevent or significantly delay another company or person from acquiring or merging with us, and could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change of control would benefit our other stockholders.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also depress the market price of our stock.

        Our amended and restated certificate of incorporation and our amended and restated bylaws to be effective upon completion of this offering will contain provisions that could delay, defer or prevent a change in control of our company that our management and stockholders may consider favorable or beneficial. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

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  providing for a classified board of directors with staggered, three-year terms, so that it would take three successive annual meetings to replace all directors;

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  not providing for cumulative voting in the election of directors;

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  authorizing the board to issue, without stockholder approval, blank check preferred stock, with rights senior to those of common stock;

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  prohibiting stockholder action by written consent;

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  limiting the persons who may call special meetings of stockholders; and

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  requiring advance notification of stockholder nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

        In addition, the provisions of Section 203 of the Delaware General Corporation Law govern us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

Government regulation of the Internet is uncertain and could inhibit the growth of the Internet and reduce the number of visitors to our website, which would reduce our revenues.

        As Internet commerce continues to evolve, increasing regulation by federal or state agencies or foreign governments may occur. Such regulation is possible in the areas of user privacy, pricing, content, quality of products and services or other areas. Additionally, taxation of Internet use or electronic commerce transactions may be imposed. Any regulation imposing taxes or fees for Internet use or electronic commerce transactions could result in a decline in the use of the Internet and the viability of Internet commerce, which would reduce the number of visitors to our website and have a material adverse effect on our revenues.

We may be required to comply with laws generally applicable to the credit card industry or consumer protection laws and may have liability if we fail to do so.

        State and federal laws and regulations require the accurate disclosure of the critical components of credit costs so that consumers can readily compare credit terms from various providers. These laws and regulations also impose restrictions on the advertisement of these credit terms. The Office of the Comptroller of the Currency regulates certain credit card marketing and account management practices and prohibits deceptive acts, claims or practices in the marketing of credit cards. Because we are an online aggregator of rate and other information regarding many credit cards, we may be held liable under these laws and regulations for information contained our website. State and federal laws also regulate our interaction with consumers. Because of uncertainties as to the applicability of some of these laws and regulations to the Internet and, more specifically, to our type of business, and considering that our business has evolved and expanded in a relatively short period of time, we may not always have been, and may not always be, in compliance with all applicable federal and state laws and regulations. Although we attempt to structure our website to comply with these laws and regulations, we may be found to be in violation. If we are found to be in violation of any applicable laws or regulations, we could be subject to administrative enforcement actions and fines, class action lawsuits, cease and desist orders, and civil and criminal liability. If these laws and regulations are changed, or if new laws or regulations are enacted, these developments could prohibit or substantially alter the content we provide on our website, resulting in increased regulatory expense, and could materially and adversely affect our business.

We may be liable for information available on our website or on the websites of credit card issuers that are our customers.

        Much of the information published on our website relates to comparisons of credit card issuers' offers, including rates, terms, products and services. A significant amount of both automated and manual effort is required to keep the considerable amount of credit card information on our website current, including the order in which offers are listed in response to consumer searches which is determined at our discretion based on a variety of factors. We also publish editorial content designed to educate consumers about credit card terms and features. If the information we provide on our website is not accurate or is construed as misleading or outdated, consumers, customers and others could lose confidence in our service and attempt to hold us liable for damages and government regulators could impose fines or penalties on us. We may be subjected to claims for defamation, negligence, fraud, deceptive practices, copyright or trademark infringement, conflicts of interest, or other theories relating to the information we provide on our website. In addition, if there are errors or omissions in information published on our website or the websites of our customers to which we provide access, consumers, individually or through consumer class actions, could seek damages from us for losses incurred if they relied on incorrect information provided by our customers or other websites on which we feature content. These types of claims have been brought, sometimes successfully, against providers of online services as well as print publications. Our insurance may not adequately protect us against these types of claims and we may incur substantial costs and time investigating and defending such claims, even if we are ultimately found not to be liable. Our potential liability for information on our website or the websites of our customers could cause us to implement additional measures to reduce our exposure to such liability, which may require us to expend substantial resources, limit our editorial content and reduce the attractiveness of our online marketplace to consumers or customers.

Fraudulent Internet transactions, consumer identity theft, security breaches and privacy concerns could hurt our revenues and reputation.

        If consumers experience identity theft, data security breaches or fraud after clicking through our website to apply for credit cards on the websites of credit card issuers, we may be exposed to liability, adverse publicity and damage to our reputation. To the extent that credit card fraud or identity theft cause a general decline in consumer confidence in financial transactions over the Internet, our revenues could decline and our reputation could be hurt. If consumers are reluctant to use our website or our customers' websites because of concerns over data privacy or credit card fraud, our ability to generate revenues would be impaired. Our revenues would also decline if changes in industry standards, regulations or laws deterred people from using the Internet to conduct transactions that involve the transmission of confidential information, such as applying for credit cards. In addition, if technology upgrades or other expenditures are required to prevent security breaches of our network, boost general consumer confidence in financial transactions over the Internet, or prevent credit card fraud and identity theft, we may be required to expend significant capital and other resources and our operating results could suffer.

If our website or our customers' websites encounter technical problems or service interruptions, our ability to earn revenues will be hurt.

        Any system interruptions or reliability or performance problems on our website that prevent or delay the submission of consumer applications for credit cards could result in the loss of revenues. Our website has in the past experienced slower response times or interruptions as a result of increased traffic or other reasons. These delays and interruptions may increase in the future if our Internet servers and infrastructure are not able to accommodate potential significant traffic growth and spikes in demand. Additionally, our services substantially depend on systems provided by third party vendors over whom we have little control. We depend on these providers of Internet communication services to provide continuous and uninterrupted service, and we may require additional network capacity that they are not able to provide. If we fail to maintain the satisfactory performance, reliability, security and availability of our website and network infrastructure, consumers may become frustrated and leave our website or our customers may choose to no longer offer their credit cards on our website. Our business and operating results would be harmed if we experience a loss of consumers or customers due to technical or service problems.

        In addition, our customers' networks might be unable to achieve or maintain a sufficiently high capacity of data transmission to allow credit card applications to be submitted and processed in a timely manner, especially if our website traffic increases. Any disruption in, or decrease in the responsiveness of, our customers' service would impair our revenue generating capabilities and damage our reputation.

        All of our communications and network equipment is located at our corporate headquarters in Austin, Texas and third-party co-location facilities in Austin, Texas and Denver, Colorado. A system failure involving one of these locations could lead to interruptions or delays in service for our website, which would result in loss of traffic to our website, lost revenues, and additional expense for us. Our operations are dependent upon our ability to protect our systems against damage from fires, floods, tornadoes, earthquakes, power losses, telecommunications failures, physical or electronic break-ins, computer viruses, acts of terrorism, hacker attacks and other events beyond our control. Although we maintain insurance to cover a variety of risks, the scope and amount of our insurance coverage may not be sufficient to cover our losses resulting from system failures or other disruptions to our online operations.

If we and our customers do not continue to invest successfully in, and compete at the leading edge of, technological developments in the credit card industry, our revenues and profitability could be negatively affected.

        Online credit card marketing is relatively new and subject to rapid and significant technological changes. In order to compete in our industry, we and our customers must continue to invest in technologies across all areas of our businesses, including in credit card application processing, data management, data security, and consumer interactions and communications. We expect that new services and technologies applicable to the online credit card marketing industry will continue to emerge, and these new services and technologies may be superior to, or render obsolete, the technologies we and our customers currently use. Our ability to adopt new services and technologies may be inhibited by a need for industry-wide standards or by resistance from customers to such changes, in addition to patent rights held by competitors or others. Any failure by us or our customers to develop or adapt to technological changes and evolving industry standards could hurt our results of operations.

If we do not adequately protect our intellectual property, our ability to compete could be impaired.

        Our intellectual property includes the content of our website, our registered domain names and our registered U.S. trademarks. We believe that our intellectual property is an essential asset of our business and that our CreditCards.com domain name and our technology infrastructure currently gives us a competitive advantage in the online market for credit cards. If we do not adequately protect our intellectual property, our brand and reputation could be harmed, the content of our website could be devalued in the eyes of consumers, and our ability to compete effectively would be impaired. To protect our intellectual property we rely on a combination of copyright, trademark, and trade secret laws, contractual provisions and our user policy and restrictions on disclosure. We have no patent protection for any of our technology or business methods. We also enter into confidentiality agreements with our employees and consultants and seek to control access to and distribution of our proprietary information in each case, in a commercially prudent manner. The efforts we have taken to protect our intellectual property may not be sufficient or effective and, despite these precautions, it may be possible for other parties to copy or otherwise obtain and use the content of our website without authorization. We may be unable to prevent competitors from acquiring domain names or trademarks that are similar to, infringe upon, or diminish the value of, our CreditCards.com domain name, service marks and our other proprietary rights. Even if we do detect violations and decide to enforce our intellectual property rights, litigation may be necessary to enforce such rights and any enforcement efforts we undertake could be time-consuming and expensive, could divert our management's attention and may result in a court determining that our intellectual property rights are unenforceable. A failure to protect our intellectual property in a cost-effective and meaningful manner could have a material adverse effect on our ability to compete.

We may be subject to claims that we violated intellectual property rights of others, which are extremely costly to defend, which could require us to pay significant damages and which could limit our ability to operate.

        Companies in the Internet and technology industries, and other patent holders seeking to profit from royalties in connection with grants of licenses, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. We may in the future receive notices that claim we have misappropriated or misused other parties' intellectual property rights. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies, content, branding or business methods. Any intellectual property claim against us, regardless of merit, could be time consuming and expensive to settle or litigate and could divert our management's attention and other resources, and the fact that we are completing this offering may increase the chances that we become a target for such suits. These claims also could subject us to significant liability for damages and could result in our having to stop using technology, content, branding or business methods found to be in violation of another party's rights. We might be required (or, due to risk assessment, may opt) to seek a license for rights to intellectual property held by others, which may not be available on reasonable terms or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding or business methods, which could require significant effort and expense and make us less competitive in the online market for credit cards. If we cannot license or develop technology, content, branding or business methods for any allegedly infringing aspect of our business, we would be forced to limit our service and may be unable to compete effectively. Any of these results could harm our financial condition.

        Because we license some of our data and content from credit card issuers and other parties, we may be exposed to infringement actions if such parties do not possess the necessary proprietary rights. Generally, we obtain representations as to the origin and ownership of licensed content and obtain indemnification to cover any breach of any these representations. However, these representations may not be accurate and the indemnification may not be sufficient to provide adequate compensation for any breach of these representations.

Our common stock could trade at prices below the initial public offering price.

        There has not been a public trading market for shares of our common stock prior to this offering. An active trading market may not develop or be sustained after this offering. The initial public offering price for the shares of common stock sold in this offering was determined by negotiations between us and representatives of the underwriters. This price may not be indicative of the price at which our common stock will trade after this offering.

The price of our common stock may be volatile, which could cause the value of your investment to decline.

        Internet and technology company stocks have historically experienced substantial price volatility. We would expect our stock price to experience similar volatility. Price volatility can occur for many reasons, some of which are beyond our control, including:

  •
  variations between our actual financial results and the published expectations of securities industry research analysts or investors;

  •
  speculation or reports in the press or investment community about our strategic position, financial condition, results of operations, business, or significant transactions;

  •
  fluctuations in the valuation of companies perceived by investors to be comparable to us;

  •
  industry fluctuations;

  •
  price and volume fluctuations in securities markets worldwide;

  •
  general economic, political and market conditions, such as recessions, interest rate changes or international currency fluctuations;

  •
  the realization of any of the risks described in this "Risk Factors" section of this prospectus or other unforeseen risks; and

  •
  a securities industry research analyst downgrading our stock or industry, or ceasing research coverage of our company.

        Often, the broad economic, market and industry fluctuations have been unrelated or disproportionate to the operating performance of particular companies. As a result of these and other factors, investors who purchase shares of our common stock in this offering may experience a decrease, which could be substantial, in the value of those shares for any of many reasons. In particular, if our quarterly or annual operating results fail to meet or exceed expectations of securities analysts and investors, the market price of our common stock would be likely to decrease significantly. In the past, companies that have experienced decreases in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us, regardless of its merit or outcome, would result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

        Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to raise additional capital by selling equity or equity-related securities in the future at a time and price that we deem appropriate.

        Upon completion of this offering, we will have                        outstanding shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after September 30, 2007. The            shares sold in this offering will be immediately tradable without restriction by persons other than our affiliates. Of the remaining shares:

  •
  no shares will be eligible for sale immediately upon completion of this offering;

  •
  shares will be eligible for sale upon the expiration of lock-up agreements, subject in some cases to volume and other restrictions of Rule 144 and Rule 701 under the Securities Act; and

  •
  shares will be eligible for sale upon the exercise of vested options after the expiration of the lock-up agreements.

        Moreover, we may issue additional shares in acquisitions or other transactions and may grant additional stock options to our employees, officers, directors and consultants under our stock option plan and those additional shares may become freely tradable in the market. The lock-up agreements entered into by all of our officers, directors and existing stockholders expire 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the initial lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial lock-up period, then in either case the lock-up period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such extension. Credit Suisse Securities (USA) LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreement. After the closing of this offering, we intend to register approximately            shares of common stock that have been issued or reserved for future issuance under our stock incentive plans.

Because our initial public offering price is substantially higher than the pro forma net tangible book value per share of our outstanding common stock, new investors will incur immediate and substantial dilution.

        The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock, based on the total value of our tangible assets less our total liabilities as of June 30, 2007. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution of approximately $                              per share in the price you pay for our common stock as compared to its pro forma net tangible book value. Furthermore, investors purchasing common stock in this offering will own only approximately    % of our shares outstanding even though they will have contributed    % of the total consideration received by us in connection with our sales of common stock. To the extent outstanding options to purchase common stock are exercised, there will be further dilution.

Our management has broad discretion in the use of the net proceeds from this offering and may not use the net proceeds effectively.

        We intend to use approximately $    million of the net proceeds from this offering to pay off existing indebtedness. Our management will have broad discretion in the application of the remaining net proceeds of this offering. We cannot specify with certainty the additional uses to which we will apply the remaining net proceeds we will receive from this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You may not agree with how the proceeds are used. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for our company. The failure by our management to apply these funds effectively could adversely affect our ability to continue to maintain and expand our business.

We will incur increased costs as a result of being a public company, which could have a negative impact on our operating results.

        As a public company, we will incur significant levels of legal, accounting and other expenses that we did not incur as a private corporation. The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and related rules of the SEC and The NASDAQ Stock Market regulate corporate governance practices of public companies listed The on NASDAQ Global Market and impose significant requirements relating to disclosure controls and procedures and internal control over financial reporting. We expect that compliance with these public company requirements will increase our costs, require additional resources and make some activities more time consuming than they have been in the past when we were privately-owned. We will be required to expend considerable time and resources complying with public company regulations.

Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock price.

        Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. However, if we are unable to maintain adequate internal controls, our business and operating results could be harmed. We are also beginning to evaluate how to document and test our internal control procedures to satisfy the requirements of Section 404 of Sarbanes-Oxley and the related rules of the SEC, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and our independent registered public accounting firm to issue a report on that assessment beginning with our Annual Report on Form 10-K for the year ending December 31, 2008. During the course of this documentation and testing, we may identify deficiencies that we may be unable to remedy before the requisite deadline for those reports. Our auditors have not yet conducted an audit of our internal control over financial reporting as required by Section 404 of Sarbanes-Oxley. As of June 30, 2007, we had only 25 employees. To establish adequate internal controls and procedures, we must add qualified personnel. Any failure to remediate deficiencies noted by our independent registered public accounting firm or to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

        This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. These statements may relate to, but are not limited to, expectations of future operating results or financial performance, capital expenditures, plans for growth and future operations, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under "Risk Factors." In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential," "might," "would," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

        We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in the "Risk Factors" section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition. Although we currently believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could affect our future results include, but are not limited to:

  •
  the failure to increase consumer traffic to our website;

  •
  increases in advertising costs for the paid search keywords that we deem relevant to our business or other increases in sales and marketing expenses;

  •
  changes by the major Internet search engines in their search algorithms;

  •
  our inability to convert our website visitors into credit card applicants;

  •
  changes in application approval practices by our customers;

  •
  failures in our marketing or other corporate strategies;

  •
  the failure of new marketing initiatives, such as television or print advertising campaigns;

  •
  the availability of new credit card products and products with more attractive terms;

  •
  seasonality in the demand for certain types of credit cards, which tends to increase during the pre- and post-holiday and post-summer vacation periods, and reduced consumer use of credit cards in general;

  •
  reductions in fees paid by our credit card issuers and their affiliate marketing agents;

  •
  delays in receiving information from our customers that allow us to calculate our revenues; and

  •
  competition from existing and future competitors, including our customers.

        This prospectus also contains estimates and other information concerning our industry, including market size and growth rates of the Internet and Internet advertising and the credit card industry, that are based on industry publications, surveys and forecasts, including those generated by TNS Media Intelligence, Forrester, Synovate, The Nilson Report, eMarketer, IDC and JupiterResearch. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors."

USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $            million from the sale of the shares of common stock offered in this offering, based on an assumed initial public offering price of $            per share (the mid-point of the estimated price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that we will receive additional net proceeds of approximately $            million. We will not receive any proceeds from any sale of shares of our common stock by the selling stockholders.

        We are undertaking this offering in order to create a public market for our common stock, to repay debt, to facilitate our future access to the public equity markets and to obtain additional capital. We expect to use the net proceeds of this offering for the following purposes:

  •
  to repay approximately $            million of outstanding indebtedness under our amended and restated credit agreement; and

  •
  the balance for working capital and other general corporate purposes.

        The amounts and timing of our actual expenditures for working capital and other general corporate purposes will depend on numerous factors, including the cash used or generated in our operations, the status of our sales and marketing activities, and competitive pressures. If the opportunity arises, we may use a portion of the net proceeds from this offering to acquire or invest in businesses, domain names, products or technologies, including those that are complementary to our own. We therefore cannot estimate the amount of net proceeds to be used for any specific purpose. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.

        The total principal amount of debt outstanding under our amended and restated credit agreement was $154.8 million as of June 30, 2007. We originally incurred a portion of this debt on October 30, 2006 to finance a portion of the purchase price for substantially all of the assets of CreditCards.com, L.P. We refinanced this debt in June 2007 and used a portion of the increased debt to fund a redemption of all of our preferred stock in June 2007. $130.9 million of the debt matures on June 30, 2013 and bears interest at annual rates ranging from 10.25% to 11.75%. $23.9 million of this debt matures on June 30, 2014 and bears interest at an annual rate of 15%.

DIVIDEND POLICY

        In June 2007, we paid a cash dividend of approximately $4.1 million to holders of our preferred stock at the time all of our preferred stock was redeemed. See "Transactions with Related Persons—Redemption of Preferred Stock." We have not declared or paid any other dividends.

        For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent on then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant. Our amended and restated credit agreement prohibits the payment of dividends on any of our capital stock.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2007:

  •
  on an actual basis; and

  •
  on an as adjusted basis reflecting the receipt by us of the net proceeds from the sale of            shares of common stock in this offering at an assumed initial public offering price of $            per share, the mid-point of the estimated price range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds of this offering as described under "Use of Proceeds."

        The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2007
	Actual	As Adjusted
	(In thousands, except share data)
Cash and cash equivalents	$8,685	$—

Notes payable, including current portion	154,801	—
Stockholders' equity (deficit):
Common stock, $0.001 par value, 20,000,000 shares authorized, 13,095,455 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	13
Additional paid in capital	—
Retained earnings (deficit)	(15,360)

Total stockholders' equity (deficit)	(15,347)

Total capitalization (including notes payable)	$139,454

        The number of as adjusted shares of common stock shown as issued and outstanding in the table is based on the number of shares of our common stock outstanding as of June 30, 2007 and excludes:

  •
  845,222 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2007 at a weighted average exercise price of $0.79 per share; and

  •
  shares of our common stock reserved for future issuance under our 2007 Plan, which will become effective in connection with this offering (including 182,183 shares of common stock reserved for future grant or issuance under our 2006 Plan, which shares will be added to the shares to be reserved under our 2007 Plan upon the effectiveness of the 2007 Plan).

        A $1.00 decrease or increase in the offering price would result in an approximately $            million increase or decrease in each of as adjusted additional paid-in capital, as adjusted total stockholders' equity and as adjusted total capitalization, assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

        If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. As of June 30, 2007, our net tangible book value was $(142.1) million, or $(10.85) per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of our common stock outstanding as of June 30, 2007. After giving effect to our sale in this offering of            shares of our common stock at an assumed initial public offering price of $            per share, the mid-point of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2007 would have been $            million, or $             per share of our common stock. This represents an immediate increase of net tangible book value of $            per share to our existing stockholders and an immediate dilution of $             per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2007	$(10.85)
Increase in net tangible book value per share attributable to new investors

As adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

        The following table sets forth, as of June 30, 2007, on an as adjusted basis, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering based on an assumed initial public offering price of $            per share, the mid-point of the estimated price range set forth on the front cover of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	13,095,455%		$63,808,000%			$4.87
New investors					$

Total		100.0%		$100.0%	$

        If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately             %, and the number of shares held by new investors will be increased to            , or approximately            % of the total number of shares of our common stock outstanding after this offering.

        A $1.00 decrease in the assumed initial public offering price would decrease our net tangible book value after this offering by $            million and dilution in net tangible book value per share to new investors by $            , assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price would decrease each of total consideration paid by new investors in the offering and total consideration paid by all stockholders by $            million, assuming the total number of shares offered by us remains the same and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        A $1.00 increase in the assumed initial public offering price would increase our net tangible book value after this offering by $            million and dilution in net tangible book value per share to new investors by $            , assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase in the assumed initial public offering price would increase each of total consideration paid by new investors in the offering and total consideration paid by all stockholders by $            million, assuming the total number of shares offered by us remains the same and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The tables and calculations above are based on the total number of shares of common stock outstanding as of June 30, 2007 and exclude:

  •
  845,222 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2007 at a weighted average exercise price of $0.79 per share; and

  •
  shares of our common stock reserved for future issuance under our 2007 Plan, which will become effective in connection with this offering (including 182,183 shares of common stock reserved for future grant or issuance under our 2006 Plan, which shares will be added to the shares to be reserved under our 2007 Plan upon the effectiveness of the 2007 Plan).

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The unaudited pro forma combined consolidated statement of operations data for the year ended December 31, 2006 gives effect to the acquisition of substantially all of the assets of CreditCards.com, L.P. and the incurrence of indebtedness to finance the acquisition as if it had occurred on January 1, 2006. The adjustments reflect additional depreciation and amortization expense due to the step-up in basis of fixed assets and intangible assets in purchase accounting, additional interest expense related to new indebtedness, taxes related to the business change from a limited partnership to a C corporation, and the elimination of dividends on preferred stock. The unaudited pro forma combined consolidated statements of operations data for the year ended December 31, 2006 and the six months ended June 30, 2007 give effect to the conversion and redemption of all preferred stock and the payment of dividends thereon and the related refinancing of our indebtedness as if such transactions had occurred on January 1, 2006 and January 1, 2007, respectively. The presentation of the unaudited pro forma financial information is prepared in conformity with U.S. GAAP.

        The unaudited pro forma financial information has been prepared by our management and is based on our historical financial statements, the historical financial statements of the Predecessor and the assumptions and adjustments described in the notes to the unaudited pro forma financial information below.

        The historical financial information for the period from January 1, 2006 to October 30, 2006 and the period from October 31, 2006 to December 31, 2006 and for the six months ended June 30, 2007 has been derived from our audited consolidated financial statements and our unaudited consolidated financial statements, respectively, and the accompanying notes included elsewhere in this prospectus.

        We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances. See "—Notes to Unaudited Pro Forma Financial Information" for a discussion of assumptions made. The unaudited pro forma financial information is presented for informational purposes and is based on management's estimates. The unaudited pro forma combined consolidated statements of operations do not purport to represent what our results of operations actually would have been if the transactions set forth above had occurred on the dates indicated or what our results of operations will be for future periods.

CREDITCARDS.COM, INC.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2006

(In thousands, except share and per share amounts)

	Historical
		Period From October 31, 2006 to December 31, 2006
	Period From January 1, 2006 to October 30, 2006			Adjustments
			Combined Year Ended December 31, 2006				Pro Forma Combined Year Ended December 31, 2006
				Business Acquisition		Recapitalization Transaction
Revenues	$33,683	$9,264	$42,947	—		—	$42,947
Operating expenses
Cost of revenues	307	61	368	12	(a)	—	380
Sales and marketing	15,823	3,966	19,789	—		—	19,789
General and administrative	618	968	1,586	305	(b)	—	1,891
Amortization of intangibles	—	463	463	2,318	(c)	—	2,781

Total operating expenses	16,748	5,458	22,206	2,635		—	24,841

Income from operations	16,935	3,806	20,741	(2,635)		—	18,106
Interest expense (net of interest income)	1	1,542	1,543	—		17,750 (d)	19,293

Income (loss) before income taxes	16,934	2,264	19,198	(2,635)		(17,750)	(1,187)
Income tax expense (benefit)	—	829	829	(1,332	)(e)	—	(503)

Net income (loss)	16,934	1,435	18,369	(1,303)		(17,750)	(684)

Preferred stock dividends		(1,087)		—		1,087 (f)	—

Net income (loss) available to common stockholders		$348		$(1,303)		$(16,663)	$(684)

Basic earnings (loss) per share		$0.03					$(0.06)
Diluted earnings (loss) per share		$0.03					$(0.06)
Weighted average shares outstanding:
Basic		12,296,641					12,296,641
Diluted		12,296,641					12,296,641

See accompanying notes to the unaudited pro forma financial information

CREDITCARDS.COM, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Six Months Ended June 30, 2007

(In thousands, except share and per share amounts)

		Adjustments		Pro Forma Six Months Ended June 30, 2007
	Historical	Recapitalization Transaction
Revenues	$27,358	—		$27,358
Operating expenses
Cost of revenues	324	—		324
Sales and marketing	13,013	—		13,013
General and administrative	1,750	—		1,750
Amortization of intangibles	1,392	—		1,392

Total operating expenses	16,479	—		16,479

Income from operations	10,879	—		10,879

Interest expense (net of interest income)	5,655	3,411	(d)	9,066

Income before income taxes	5,224	(3,411)		1,813
Income tax expense	2,471	(1,317	)(e)	1,154

Net income	2,753	(2,094)		659

Preferred stock dividends	(2,972)	2,972	(f)	—

Net income (loss) available to common stockholders	$(219)			$659

Basic earnings (loss) per share	$(0.02)			$0.05
Diluted earnings (loss) per share	$(0.02)			$0.05
Weighted average shares outstanding:
Basic	12,362,702			12,362,702
Diluted	12,362,702			12,362,702

See accompanying notes to the unaudited pro forma financial information

Notes to Unaudited Pro Forma Financial Information

Pro Forma Adjustments

(a)
Adjusted to reflect increased depreciation expense in cost of revenues.

(b)
Adjusted to reflect additional BPO Newco management fees and increased depreciation expense in general and administrative expenses.

(c)
Adjusted to reflect increased amortization of the intangible assets created in connection with our acquisition of substantially all of the assets of the Predecessor in October 2006.

(d)
Adjusted to reflect interest charges arising under additional long term indebtedness incurred pursuant to our amended and restated credit agreement and junior pay-in-kind loan in June 2007.

(e)
Adjusted to reflect the cumulative income tax benefit arising as a result of the pro forma effects of the business acquisition and recapitalization transactions.

(f)
Adjusted to reflect the elimination of preferred stock dividends in June 2007.

SELECTED CONSOLIDATED FINANCIAL DATA

        The information set forth below should be read in conjunction with our consolidated financial statements, the notes to our consolidated financial statements, "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Financial Information" contained elsewhere in this prospectus.

        The consolidated statements of operations data for the year ended December 31, 2004, the year ended December 31, 2005, the period from January 1, 2006 to October 30, 2006 and the period from October 31, 2006 to December 31, 2006 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2005 and December 31, 2006 have been derived from the audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2004 have been derived from audited consolidated financial statements that are not included in this prospectus.

        The consolidated statements of operations data for the six months ended June 30, 2006 and 2007 and the consolidated balance sheet data as of June 30, 2007 have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. We have prepared this unaudited financial information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such period. Our historical results are not necessarily indicative of results to be expected for future periods. Results for the six months ended June 30, 2007 are not necessarily indicative of results expected for the full year or any future period.

	Predecessor			CreditCards.com, Inc.		Predecessor	CreditCards.com, Inc.
	Year Ended December 31, 2004	Year Ended December 31, 2005	Period From January 1, 2006 to October 30, 2006	Period from October 31, 2006 to December 31, 2006	Combined Year Ended December 31, 2006	Six Months Ended June 30, 2006	Six Months Ended June 30, 2007
						(Unaudited)
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues	$11,531	$21,902	$33,683	$9,264	$42,947	$18,736	$27,358
Operating expenses
Cost of revenues	52	129	307	61	368	109	324
Sales and marketing	5,531	11,520	15,823	3,966	19,789	8,545	13,013
General and administrative	104	401	618	968	1,586	436	1,750
Amortization of intangibles	—	—	—	463	463	—	1,392

Total operating expenses	5,687	12,050	16,748	5,458	22,206	9,090	16,479

Income from operations	5,844	9,852	16,935	3,806	20,741	9,646	10,879
Interest expense (net of interest income)	13	9	1	1,542	1,543	1	5,655

Income before income taxes	5,831	9,843	16,934	2,264	19,198	9,645	5,224
Income tax expense	—	—	—	829	829	—	2,471

Net income	$5,831	$9,843	$16,934	$1,435	$18,369	$9,645	$2,753

Preferred stock dividends				(1,087)			(2,972)

Net income (loss) available to common stockholders				$348			$(219)

Basic earnings (loss) per share				$0.03			$(0.02)

Diluted earnings (loss) per share				$0.03			$(0.02)

Weighted average shares outstanding:
Basic				12,296,641			12,362,702
Diluted				12,296,641			12,362,702
Other Operating Data:
Adjusted EBITDA(1)	$5,847	$9,865	$16,976	$4,381	$21,357	$9,668	$12,550
Number of visitors(2)	—	9,822	10,212	2,012	12,224	5,892	5,899
Number of offers(2)	—	8,437	10,391	2,554	12,944	5,560	7,786
Revenue per visitor(2)	—	$2.23	$3.30	$4.60	$3.51	$3.18	$4.64
Revenue per offer(2)	—	$2.60	$3.24	$3.63	$3.32	$3.37	$3.51

Consolidated Balance Sheet Data:	December 31, 2004	December 31, 2005	December 31, 2006	June 30, 2007
				(Unaudited)
	(In thousands)
Cash and cash equivalents	$948	$2,909	$6,442	$8,685
Goodwill and intangible assets	2,750	2,750	128,127	126,735
Total assets	7,029	12,018	143,715	145,897
Notes payable, including current portion	317	65	75,000	154,801
Total liabilities	404	196	77,755	161,244
Total redeemable preferred stock	—	—	65,611	—
Total stockholders' equity (deficit)	6,625	11,822	349	(15,347)

(1)
Adjusted EBITDA is a metric used by management to measure our profitability. Adjusted EBITDA, as defined in our amended and restated credit agreement, is net income (loss) plus income tax expense, interest expense, depreciation and amortization, management fees and other non-recurring expenses, further adjusted to eliminate interest income or other nonrecurring revenue or gains. Adjusted EBITDA provides investors a profitability measure related to our ability to provide cash flows to meet future debt service, capital expenditures and working capital requirements and fund future growth.

  We present adjusted EBITDA as a supplemental profitability measure because we believe that it provides our management, board of directors and investors with additional information to measure our profitability by excluding potential differences caused by variations in capital structures (affecting interest expense), asset composition, and tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses), and to estimate our value.

  Adjusted EBITDA is also presented because covenants in our amended and restated credit agreement contain ratios based on this measure. Our amended and restated credit agreement is material to us because it is one of our primary sources of financing and liquidity. If our adjusted EBITDA were to decline below certain levels, covenants in our amended and restated credit agreement that are based on adjusted EBITDA may be violated and could cause, among other things, an inability to incur further indebtedness under the amended and restated credit agreement and in certain circumstances a default and mandatory prepayment in full of all amounts then outstanding under our amended and restated credit agreement.

  Adjusted EBITDA is not a measurement of our profitability under U.S. GAAP and should not be considered as an alternative to net income as a measure of our profitability.

  We understand that although adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our profitability or results as reported under U.S. GAAP. Some of these limitations are: (i) adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; (ii) adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt; (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements, or future requirements for capital expenditures or contractual commitments; and (iv) other companies in our industry may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

  To compensate for these limitations, management evaluates our profitability by considering the economic effect of the excluded expense items independently as well as in connection with its analysis of cash flows from operations and through the use of other financial measures, such as capital expenditure budget variances, investment spending levels and return on capital analysis.

  The table below reconciles adjusted EBITDA for us and the Predecessor to net income for the periods presented:

				CreditCards.com, Inc.
	Predecessor					Predecessor	CreditCards.com, Inc.
				Period From October 31, 2006 to December 31, 2006
	Year Ended December 31, 2004	Year Ended December 31, 2005	Period From January 1, 2006 to October 30, 2006		Combined Year Ended December 31, 2006	Six Months Ended June 30, 2006	Six Months Ended June 30, 2007
						(Unaudited)
	(In thousands)
Net income	$5,831	$9,843	$16,934	$1,435	$18,369	$9,645	$2,753
Income tax expense	—	—	—	829	829	—	2,471
Interest expense (net of interest income)	13	9	1	1,542	1,543	1	5,655
Depreciation and amortization	3	13	42	475	517	22	1,432
Management fees	—	—	—	100	100	—	200
Stock compensation expense	—	—	—	—	—	—	39

Adjusted EBITDA	$5,847	$9,865	$16,976	$4,381	$21,357	$9,668	$12,550

(2)
Number of offers, revenue per offer, number of visitors and revenue per visitor data are not available for the year ended December 31, 2004. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our Revenues and Expenses."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this prospectus.

        Our historical financial data discussed below reflects the historical results of operations and financial position of CreditCards.com, Inc. and its operating subsidiary. The following discussion and analysis of our results of operations includes periods prior to the acquisition of substantially all of the assets of CreditCards.com, L.P, in October 2006, as well as the results of operations of Click Success, L.P. We refer herein to CreditCards.com, L.P. as the Predecessor and, together with Click Success, L.P., as the Predecessors. Therefore, our historical results of operations are not indicative of what our future results of operations will be.

Overview

        We are a leading online credit card marketplace connecting consumers with multiple credit card issuers. Through our website, www.creditcards.com, we enable consumers to search for, compare and apply for credit cards and offer credit card issuers an online channel to acquire qualified applicants. Our online marketplace allows credit card issuers to solicit and receive credit card applications online in a manner that we believe is more efficient and cost effective than traditional offline channels.

The Acquisition of Our Business

        Through the Predecessors, we have been operating our online vertical credit card marketplace since 2004. We were formed by Elisabeth H. DeMarse and affiliates of Austin Ventures in December 2005 for the purposes of acquiring an online financial services, media and advertising company. In October 2006, we paid approximately $133.8 million in cash (including approximately $350,000 in transaction fees and expenses) and issued approximately 2.1 million shares of Series A-1 convertible redeemable preferred stock at a price per share of $7.82 to the owner of the Predecessor in exchange for substantially all of the assets of the Predecessor. As a result of this acquisition, we recorded goodwill of $42.4 million. Our acquisition of the Predecessor's assets was accounted for as a business purchase combination in accordance with SFAS 141, "Business Combinations." For a more complete description of the Predecessor acquisition, see "Transactions with Related Persons—Acquisition of Assets from CreditCards.com, L.P."

        The consolidated financial statements have been prepared in accordance with EITF 88-16, Basis in Leveraged Buyout Transactions. Under EITF 88-16, our accounting basis was changed to reflect the acquisition of the Predecessor's assets by us because a single stockholder obtained unilateral control of our company and that stockholder did not have unilateral control of the Predecessor. Our accounting basis was changed to fair value to reflect the new stockholders' residual interest in our company and the continuing stockholder's residual interest was valued at the continuing stockholder's relative percentage basis in the Predecessor of $1.0 million.

Our Revenues and Expenses

        All of our revenues are derived from fees generated when credit card applications that originate from our online marketplace are submitted to or approved by credit card issuers.

        We believe the following information is significant in understanding our results of operations and financial condition:

  •
  Our ability to grow our revenues will largely depend on our ability to increase the number of visitors that use our website and our ability to increase the percentage of these visitors that submit a credit card application for approval or, if required for us to record revenues, the number of visitors whose application is approved, which we sometimes refer to as a visitor conversion. The amount of revenues we receive from our credit card issuer customers and/or their affiliate marketing agents depends primarily on our ability to increase visitors to our website and our visitor conversions. Historically, the number of visitors, visitor conversions and revenue per visitor have increased annually.

  •
  We generate visitors to our website primarily through paid search advertisements, unpaid search listings, direct-type navigation, paid banner advertising and through marketing and distribution relationships. Historically, the percentage of total visitors that we attract to our website through online paid advertising has ranged between 60% and 75% of our total visitors. We do not incur direct sales and marketing expenses on the other 25% to 40% of our total visitors who access our website by typing our URL, www.creditcards.com, or one of our other URLs directly into their Internet browser or through unpaid search listings. Our paid advertising search and organic search strategies are designed to result in our URL appearing in the top of paid and organic search rankings for those search keywords that we deem to be relevant to our business. We spend our sales and marketing dollars and invest in content, articles and website tools to achieve these advertising and search results. Historically, we have experienced, and we expect to continue to experience, increasing sales and marketing expenses as a result of increasing costs of paid search advertisements and increasing expenditures on content, articles and website tools.

  •
  Our annual visitors and revenues are seasonal, with the first and fourth quarters typically being the two quarters where we have historically seen larger numbers of visitors and revenues and the second quarter typically being the quarter in which we have had the fewest number of visitors and the lowest revenues.

  •
  We deem one website visitor, with a unique Internet protocol address, that navigates to our website once or multiple times within a set period of time to be a single visitor.

  •
  We define one offer as a website visitor that clicks on a credit card offer listed on our website, and is redirected to the website of the particular credit card issuer that has posted the credit card offer on our website. One website visitor may click on multiple credit card offers that are listed on our website which would produce multiple offers. During the six months ended June 30, 2007, our ratio of offers to website visitors ranged from 1.0 to 1.4.

  •
  During June 2005, we implemented new software and hardware to better track the number of visitors to our website and our offers by channel, by paid search advertisements, unpaid search listings and direct type, by search keywords, by customer and by card. The methodology, software and hardware used to track website visitors between January 2005 and June 2005 defined one website visitor as a visitor, with a unique Internet protocol address, each time they navigated to our website without regard to any set time periods. We believe the definition of website visitors used between January 2005 and June 2005 tends to overstate the number of visitors compared to the definition of website visitors we have used since June 2005. We have not quantified the extent of the overstatement and have not made any adjustments to the visitor numbers presented in this prospectus with respect to our 2005 and 2006 operating results. The methodology, software and hardware used to track website visitors and offers prior to January 2005 are not comparable to the methodologies, software and hardware used after January 2005. Therefore we do not present any website visitor or offer data prior to January 2005 with respect to our 2004 and 2005 operating results.

  •
  We calculate revenue per website visitor as the total revenues during a given period divided by the total website visitors during that same time period. We calculate revenue per offer as the total revenues during a given period divided by the total offers during that same time period.

Critical Accounting Policies and Estimates

        This discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect our financial statements. On an ongoing basis, we evaluate our estimates, including those related to revenues, goodwill and intangible assets, stock-based compensation and income taxes. We based our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that we believe are reasonable. In many cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Our actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect our more significant judgments used in the preparation of our consolidated financial statements. See the notes to our consolidated financial statements included elsewhere in this prospectus for further information about these critical accounting policies as well as a description of our other accounting policies.

Revenue Recognition

        We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 104 "Revenue Recognition." In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectibility of the resulting receivable is reasonably assured.

        All of our revenues are derived from fees paid to us by credit card issuers or their affiliate marketing agents for credit card applications that originate from our online marketplace and are submitted to or approved by the credit card issuers. For credit card issuers or their affiliate marketing agents that pay on a per approved card basis, revenue is earned and recognized when a credit card application is approved for issuance. For credit card issuers or their affiliate marketing agents that pay on a per application or per click-through basis, revenue is recognized at the moment such activity is completed.

Income Taxes

        We are a C corporation. Deferred income taxes are provided for all temporary differences based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Predecessor was a partnership. Therefore, income taxes were the responsibility of the individual partners.

Goodwill

        As a result of our acquisition of substantially all of the Predecessor's assets, we have recorded goodwill. We record charges for goodwill when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. We determine whether the carrying value of recorded goodwill is impaired on an annual basis or more frequently if indicators of potential impairment exist. The first step of the impairment review process compares the fair value of the reporting unit in which the goodwill resides to the carrying value of that reporting unit. The second step measures the amount of impairment loss, if any, by comparing the implied fair value of the reporting unit goodwill with its carrying amount.

        Any determination of whether or not goodwill has become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of our reporting units. Fair values are determined using a discounted cash flow methodology based on projections of the amounts and timing of future revenues and cash flows, assumed discount rates and other assumptions as deemed appropriate. When we perform an impairment analysis, we will consider factors such as historical performance, anticipated market conditions, operating expense trends and capital expenditure requirements. We have not yet performed an annual impairment analysis or recorded an impairment of goodwill.

Acquired Intangible Assets

        The indefinite-lived acquired intangible assets include the trademark on the CreditCards.com logo and the CreditCards.com brand name and domain names. Considering the recognition and the awareness of the CreditCards.com brand in the credit card market and the intended use of the CreditCards.com brand, the remaining useful life of each of the trademark on the CreditCards.com logo and the CreditCards.com trade name and domain names was determined to be indefinite. CreditCards.com is also our trade name and our primary customer facing domain name. We believe that this trademark, trade name, and domain name will provide for an indefinite period of future cash flows. We will review the trademark, trade name, and domain name's indefinite life on annual basis, in conjunction with SFAS 142 goodwill impairment testing to determine if there is any future impairment to these intangible assets. Specifically, SFAS 142 lists the pertinent factors for an organization to use in determining the estimated useful life of an intangible asset. After reviewing these factors, we believe that the useful lives of these intangible assets are indefinite. SFAS 142 states, "If no legal, regulatory, contractual, competitive, economic or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite." There are no factors that would limit the life of these intangible assets in the foreseeable future because we own the domain name outright and renew its registration on an annual basis and at a relatively low cost as compared to its fair value.

        We determine whether the carrying value of recorded indefinite-lived acquired intangible assets is impaired on an annual basis or more frequently if indicators of potential impairment exist. The impairment review process compares the fair value of the indefinite-lived acquired intangible assets to its carrying value. If the carrying value exceeds the fair value, an impairment loss is recorded. We have not yet performed an annual impairment analysis or recorded an impairment of the indefinite-lived acquired intangible assets.

Stock-Based Compensation

        We created our 2006 Plan to grant stock options to our employees and directors. Compensation expense is recorded in accordance with SFAS 123 (Revised 2004), "Share-Based Compensation." The expense is measured at the grant-date fair value of the award and recognized as compensation expense on a straight-line basis over the employee service period, which is the vesting period. We record expense based upon the number of awards expected to vest, offset by an assumed forfeiture rate. To date, we have not experienced any forfeitures.

        The fair value of options granted during the six months ended June 30, 2007 was estimated on the grant date using the Black-Scholes option-pricing model with the weighted average assumptions in the table below. This valuation model requires the input of highly subjective assumptions. Expected volatility of our stock is based on companies of similar growth and maturity and our peer group in the industry in which we do business because we do not have sufficient historical volatility data for our own stock. The expected term of options represents the period of time that options granted are expected to be outstanding. We have elected to use the shortcut approach in accordance with SEC Staff Accounting Bulletin No. 107, "Share-Based Payment," to develop the estimate of the expected term. The risk-free rate is based on U.S. Treasury issues with a remaining term equal to the expected term of the options used in the Black-Scholes valuation model. In the future, as we gain historical data for volatility in our own stock and the actual term over which employees hold our options, expected volatility and expected term may change, which could substantially change the grant-date fair value of future awards of stock options and, ultimately, the expense we record.

Six Months Ended June 30, 2007
The weighted average fair value of options granted	$0.79
Dividend yield	0.00%
Weighted average risk-free interest rate	4.90%
Weighted average expected volatility	62.50%
Expected life (in years)	6.25

Valuation of Common Stock

        Members of our management possessing the requisite valuation experience estimated the fair value of our common stock with the assistance and guidance of an independent valuation specialist. Contemporaneously with granting stock options to employees in April 2007, and to assist our board of directors in determining the fair market value of the common stock underlying such options, we obtained a valuation of our common stock as of February 14, 2007 from an independent valuation specialist. We also considered the book value per share of our common stock and the fact that our common stock was not freely tradable at the time in determining the fair value of our common stock.

        We used generally accepted valuation methodologies, including the discounted cash flow method, a variation of the income approach, the prior transaction method and the public company method, each a variation of the market approach. The discounted cash flow method is based upon converting expected cash flows to present value. The independent valuation specialist relied upon estimates of our management with respect to future financial performance and cash flows and then applied appropriate discount rates to determine a deemed enterprise value of our company as of the date of the valuation. The prior transaction method was based on our October 30, 2006 acquisition of substantially all of the assets of the Predecessor. Using the purchase price at that time as the enterprise value of our company, our independent valuation specialist imputed an enterprise value to trailing 12 months EBITDA multiple, which multiple was applied against the trailing 12 months EBITDA available as of the date of the valuation in order to determine an imputed enterprise value for our company. The public company method incorporates certain assumptions including the market performance of comparable public companies as well as the financial results and growth trends of the group, to derive the total equity value of the group. The comparable companies were comprised of a combination of companies in other Internet services industry and were selected after discussions between our management and our independent valuation specialist. We believe the companies selected for this valuation methodology provide a reasonable basis for estimating the fair value of our common stock because they are most comparable to our operations. Our independent valuation specialist considered each of the three valuation methods referred to above, though it weighted most heavily the prior transaction method because the acquisition was sufficiently recent in time and was based on arms-length negotiations and was, therefore, the value indicator that was the most representative indication of the enterprise value of our company. Finally, our independent valuation specialist applied a 25% discount for lack of marketability and allocated a portion of the total enterprise value to holders of our preferred stock, added back cash on-hand and deducted capitalization financing to determine the fair market value for one share of our common stock. Based on the independent valuation specialist's analysis together with other information deemed relevant to our board of directors, our board of directors determined that the fair market value for one share of our common stock was $0.79 as of April 2007. At the time the valuation exercise was undertaken by our outside valuation firm, our board of directors had not yet begun to speak with investment banking firms with respect to a public offering of our common stock and, therefore, the potential for a public offering was not considered by our outside valuation firm as part of their valuation process.

        The following table details the values determined at each option grant in 2007. At such dates our common stock and our company were valued as follows:

Option Grants	Discount For Lack of Marketability(1)	Our Enterprise Value On A Minority Non-Marketable Basis(2)	Exercise Price Per Share	Number Of Options Granted
April 30, 2007	25%	$96.0 million	$0.79	845,222

(1)
Our independent valuation specialist applied a lack of marketability discount of 25% after considering the restrictions applicable to our common stock, available empirical studies and the acceptance of such a discount by courts that have reviewed discounts for marketability. We believe a 25% marketability discount was reasonable as of the time the valuation was conducted.

(2)
Based on the valuation methodologies referred to above, our independent valuation specialist determined that the enterprise value for our company after allocating a portion of our enterprise value to our preferred stock, adding back cash on hand and deducting capitalization financing, was approximately $96 million. We believe the methodologies were reasonable and that $96 million was a fair approximate value as of the time the valuation was conducted based on the valuation conducted as well as our own analysis.

        In mid June 2007, we interviewed a group of investment banking firms to help assess our alternatives in regard to potentially issuing stock in an initial public offering. Prior to the commencement of this process, we believed that we did not have the characteristics necessary to be a public company.

        In anticipation of this offering, we considered whether the estimates of the fair value of the common stock used in accounting for the share based compensation for stock options granted during the first six months of 2007 was reasonable based on conducting a retrospective analysis. We considered the valuation methodologies that investment banking firms discussed with us in preparation for this offering. We further considered the likelihood of proceeding with this offering and the changes in the business and capital structure during the period leading up to the filing of a registration statement with the SEC. Based upon such considerations, we determined that the contemporaneous valuation estimate completed by our outside valuation firm and confirmed by management at the time of each stock option grant accurately reflected the fair value of our common stock at the grant date.

        We expect there to be a difference between the estimated fair value of our common stock used to account for stock options issued in 2007 and the price of our common stock sold in this offering based on an estimated initial public offering price range of $            to $            per share of our common stock. We believe this increase is primarily attributable to the following events:

  •
  We have experienced a significant increase in the number of offers. The number of offers increased from 5.6 million during the first six months of 2006 to 7.8 million during the first six months of 2007, a 40% increase.

  •
  Through higher volumes of offers, better conversions and negotiated pricing increases, we have raised our revenue per offer by over 4% for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006.

  •
  The stock options were generally subject to vesting over a four-year period.

  •
  There has been no public market for the shares issuable upon exercise of the stock options.

  •
  An increase in the number of employees contributing to additional editorial content and research on our website.

  •
  We added one of the top ten credit card issuers as a new customer offering credit cards on our website in May 2007.

  •
  We also believe that the value of our common stock will increase as a result of listing on a public securities exchange, thereby completely eliminating the non-marketability discount due to the illiquid nature of private company equity securities.

Results of Operations

        Our historical financial information discussed in this prospectus has been derived from the financial statements and accounting records of the Predecessors, for the year ended December 31, 2004, the year ended December 31, 2005 and the period from January 1, 2006 to October 30, 2006, and for the six-month period ended June 30, 2006. The period from October 31, 2006 to December 31, 2006 and the six-month period ended June 30, 2007 have been derived from the financial statements and accounting records of CreditCards.com, Inc. The following table presents these results as a percentage of revenues.

	Year Ended December 31, 2004	Year Ended December 31, 2005	Period From January 1, 2006 to October 30, 2006	Period From October 31, 2006 to December 31, 2006	Combined Year Ended December 31, 2006	Six Months Ended June 30, 2006	Six Months Ended June 30, 2007
						(Unaudited)
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses
Cost of revenues	0.5	0.6	0.9	0.6	0.8	0.6	1.2
Sales and marketing	48.0	52.6	47.0	42.8	46.1	45.6	47.6
General and administrative	0.9	1.8	1.8	10.4	3.7	2.3	6.4
Amortization of intangibles	—	—	—	5.0	1.1	—	5.1

Total operating expenses	49.3	55.0	49.7	58.9	51.7	48.5	60.2

Income from operations	50.7	45.0	50.3	41.1	48.3	51.5	39.8
Interest expense (net of interest income)	0.1	0.0	0.0	16.6	3.6	0.0	20.7

Income before income taxes	50.6	44.9	50.3	24.4	44.7	51.5	19.1
Income tax expense	—	—	—	8.9	1.9	—	9.0

Net income	50.6%	44.9%	50.3%	15.5%	42.8%	51.5%	10.1%

Six Months Ended June 30, 2006 and 2007

        The results for the six months ended June 30, 2006 represent the results of the Predecessor. The results for the six months ended June 30, 2007 represent the results of our company.

Revenues

        The following table presents our revenues for the six months ended June 30, 2006 and the six months ended June 30, 2007 in thousands of dollars, thousands of visitors and thousands of offers.

	Six Months Ended June 30,
				Percent Change
	2006	2007	Increase
Revenues	$18,736	$27,358	$8,622	46%
Number of visitors	5,892	5,899	7	<1%
Number of offers	5,560	7,786	2,226	40%
Revenue per visitor	$3.18	$4.64	$1.46	46%
Revenue per offer	$3.37	$3.51	$0.14	4%

        Revenues for the six months ended June 30, 2007 were $27.4 million, an increase of $8.6 million, or 46%, over the six months ended June 30, 2006. The increase was primarily driven by higher number of offers and conversion rates of website visitors into submitted or approved applications and higher prices that we negotiated and received from credit card issuers. Approximately 87% of the revenue increase was due to our higher offer volume levels while the remaining 13% of the revenue increase was due to higher conversion rates and higher pricing negotiated and received from credit card issuers.

        Visitors for the six months ended June 30, 2007 were 5.9 million, an increase of 7,000, or <1%, over the six months ended June 30, 2006. Revenue per visitor for the six months ended June 30, 2007 was approximately $4.64, an increase of approximately $1.46, or 46%, over the six months ended June 30, 2006. Offers for the six months ended June 30, 2007 were 7.8 million, an increase of 2.2 million, or 40%, over the six months ended June 30, 2006. Revenue per offer for the six months ended June 30, 2007 was $3.51, an increase of approximately $0.14, or 4%, over the six months ended June 30, 2006.

        During the six months ended June 30, 2006, part of our advertising strategy included optimizing search rankings on certain trademarked search keywords and advertising in other specific search channels. Although these strategies stimulated an increase in visitors to our website, the conversion rate for the visitors resulting from the specific strategies was lower than anticipated. During the six months ended June 30, 2007, we had ceased pursuing these search strategies because of the lower conversion rates related to the website visitors visiting our website as a result of such strategies. We estimate that, excluding the visitors that visited our website in 2006 in response to our paid advertising regarding the specific trademarked search keywords and other specific search channels, discontinued in 2007, our visitors for the six months ended June 30, 2007 would have increased by approximately 13% over website visitors for the six months ended June 30, 2006.

Cost of Revenues

        The following table presents our cost of revenues for the six months ended June 30, 2006 and the six months ended June 30, 2007 in thousands of dollars.

	Six Months Ended June 30,
				Percent Change
	2006	2007	Increase
Cost of revenues	$109	$324	$215	196%

        Cost of revenues consists of the expenses associated with the operation of our website, including depreciation of network infrastructure equipment, salaries and benefits of network operations and technology personnel, Internet connectivity and hosting costs. Cost of revenues also includes salaries and benefits and third party expenses associated with our online content production, including various research, news articles, reviews and online tools.

        Cost of revenues for the six months ended June 30, 2007 was $324,000, an increase of $215,000, or 196%, from the six months ended June 30, 2006. Over 70% of the increase was driven by increased technology staff and personnel to support the growth of our business, revenues and the traffic coming to our website. Depreciation of our servers and other dedicated hardware also increased as our hardware infrastructure was expanded to support the growth of consumer traffic to our website in 2007 and our web hosting expense also increased as we opened up a secondary, backup offsite data facility during 2007.

Sales and Marketing

        The following table presents our sales and marketing expenses for the six months ended June 30, 2006 and the six months ended June 30, 2007 in thousands of dollars.

	Six Months Ended June 30,
				Percent Change
	2006	2007	Increase
Sales and marketing	$8,545	$13,013	$4,468	52%

        Sales and marketing expenses primarily include online advertising expenses with Internet search engines, the salaries and benefits of our sales and marketing personnel, offline marketing and advertising expenses and payments for co-branded distribution arrangements with other websites. Advertising costs are expensed in the period incurred and principally represent online advertising costs from fees paid to search engines and for co-branded distribution arrangements with other websites. These fees are primarily incurred on a cost per click basis. We establish bid amounts on relevant credit card related search terms and incur an expense and payment obligation after our website is presented in response to a website visitor's search and the visitor clicks through to our website. Online advertising expenses and payments for co-branded distribution arrangements with other websites were $12.0 million and $8.4 million for the six months ended June 30, 2007 and the six months ended June 30, 2006, respectively.

        For the six months ended June 30, 2007, sales and marketing expenses increased $4.5 million, or 52%, compared to the six months ended June 30, 2006. The increase in sales and marketing expenses was primarily due to a $3.6 million increase in online advertising expenses and payments for co-branded distribution arrangements with other websites resulting from increased expense per website visitor that came to our website through paid advertisements on search engines. For the six months ended June 30, 2007, the percentage of paid visitor traffic declined to the lower end of our targeted range of 60% to 75% as we experienced an increase in unpaid traffic and as we did not pursue advertising on certain trademarked search keywords and other specific search channels in the six months ended June 30, 2007 that we had pursued during the six months ended June 30, 2006. Sales and marketing expense also increased due to an increase in sales, marketing and business development staff and some additional expenditures in offline advertising.

General and Administrative

        The following table presents our general and administrative expenses for the six months ended June 30, 2006 and the six months ended June 30, 2007 in thousands of dollars.

	Six Months Ended June 30,
				Percent Change
	2006	2007	Increase
General and administrative	$436	$1,750	$1,314	301%

        General and administrative expenses primarily consists of personnel costs associated with our executive, administrative services, finance and information technology as well as the expense recorded in connection with the depreciation of our property and equipment over their estimated useful lives. Third party professional services and consulting expenses are also included in this expense category.

        General and administrative expenses increased $1.3 million, or 301%, for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006. The majority of the increase came through additional personnel related expense as we grew our employee base in response to our business and revenue growth and higher consulting management and professional fees.

Amortization of Intangibles

        The following table presents our amortization of intangible assets for the six months ended June 30, 2006 and the six months ended June 30, 2007 in thousands of dollars.

	Six Months Ended June 30,
				Percent Change
	2006	2007	Increase
Amortization of intangibles	—	$1,392	$1,392	—

        Amortization of intangibles increased by $1.4 million for the six months ended June 30, 2007 versus the six months ended June 30, 2006, when we recorded no amortization. The increase was intangible amortization associated with the intangible assets that were acquired in conjunction with our October 30, 2006 acquisition of the assets of Predecessor.

Interest Expense (Net of Interest Income)

        The following table presents our interest expense, net for the six months ended June 30, 2006 and the six months ended June 30, 2007 in thousands of dollars.

	Six Months Ended June 30,
				Percent Change
	2006	2007	Increase
Interest expense (net of interest income)	$1	$5,655	$5,654	—

        Interest expense (net of interest income) increased by $5.7 million for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006. The increase was due to the $4.6 million of interest expense primarily associated with the credit agreement we entered into in connection with our October 2006 acquisition of substantially all of the assets of the Predecessor and a $1.1 million write-off of deferred financing fees associated with our October 2006 credit agreement that was refinanced with our June 2007 amended and restated credit agreement. Interest expense, net for the six months ended June 30, 2007 is also net of interest income of $38,000. Financing costs associated with our financings are deferred and amortized to interest expense using the straight-line method over the terms of the related debt, which approximates the effective interest method.

Income Tax Expense

        The following table presents our income tax expense for the six months ended June 30, 2006 and the six months ended June 30, 2007 in thousands of dollars

	Six Months Ended June 30,
				Percent Change
	2006	2007	Increase
Income tax expense	—	$2,471	$2,471	—

        Income tax expense increased by $2.5 million for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006, when we recorded no income tax expense. The Predecessor was a partnership, thus the Predecessor's profits were taxed at the partner level and not at the Predecessor company level. Our company is a C corporation and thus pays federal income taxes.

Combined Year Ended December 31, 2006 and 2005

        The combined results for the year ended December 31, 2006 represent the combination of the results for the Predecessor from January 1, 2006 through October 30, 2006 and our results from October 31, 2006 through December 31, 2006. The year ended December 31, 2005 represents the results of the Predecessor.

Revenues

        The following table presents our revenues for the fiscal year ended December 31, 2005 and the combined fiscal year ended December 31, 2006 in thousands of dollars, thousands of visitors and thousands of offers (unaudited except for revenues).

	Year Ended December 31, 2005	Period From January 1, 2006 to October 30, 2006	Period From October 31, 2006 to December 31, 2006	Combined Year Ended December 31, 2006	Increase	Percent Change
Revenues	$21,902	$33,683	$9,264	$42,947	$21,045	96%
Number of visitors	9,822	10,212	2,012	12,224	2,402	24%
Number of offers	8,437	10,391	2,554	12,944	4,507	53%
Revenue per visitor	$2.23	$3.30	$4.60	$3.51	$1.28	58%
Revenue per offer	$2.60	$3.24	$3.63	$3.32	$0.72	28%

        Combined revenues for the fiscal year ended December 31, 2006 were $42.9 million, an increase of $21.0 million, or 96%, over the fiscal year ended December 31, 2005. The increase was driven by increased numbers of offers and higher conversion rates of website visitors into submitted or approved applications and higher prices that we negotiated and received from the credit card issuers. Further, during 2006, we added two card issuers to our marketplace, including one of the top five credit card issuers, increasing our credit card offerings. Approximately 56% of the revenue increase was due to higher offer levels while the remaining 44% of the increase was due to higher visitor conversions and pricing.

        Combined visitors for the fiscal year ended December 31, 2006 were 12.2 million, an increase of 2.4 million, or 24%, over the fiscal year ended December 31, 2005. Revenue per visitor for the combined fiscal year ended December 31, 2006 was $3.51, an increase of $1.28, or 58%, over the fiscal year ended December 31, 2005. Combined offers for 2006 were 12.9 million versus 8.4 million in 2005, an increase of 4.5 million or 53%. Revenue per offer for combined 2006 was $3.32 versus $2.60 for 2005, an increase of $0.72 or 28%. The combined 2006 visitor increase was primarily due to additional investments in paid search advertising and the addition of new paid advertising campaigns in banner advertising and search advertising in new channels. We also increased the amount of news, articles and content that was published on our website driving paid search rankings and relevance, brand awareness and unpaid search and direct traffic. Our ratio of offers to visitors also increased during the combined year 2006 as we diversified our visitor acquisition channels and improved our website design.

Cost of Revenues

        The following table presents our cost of revenues for the fiscal year ended December 31, 2005 and the combined fiscal year ended December 31, 2006 in thousands of dollars.

	Year Ended December 31, 2005	Period From January 1, 2006 to October 30, 2006	Period From October 31, 2006 to December 31, 2006	Combined Year Ended December 31, 2006	Increase	Percent Change
Cost of revenues	$129	$307	$61	$368	$239	186%

        Cost of revenues for the combined fiscal year ended December 31, 2006 was $368,000, an increase of $239,000 or 186% from the fiscal year ended December 31, 2005. The increase was primarily driven by increased technology and editorial staff to support the growth of our business, revenues and traffic coming to our website. Depreciation of our servers and other dedicated hardware also increased as our hardware infrastructure was expanded to support 2006's traffic growth.

Sales and Marketing

        The following table presents our sales and marketing expenses for the fiscal year ended December 31, 2005 and the combined fiscal year ended December 31, 2006 in thousands of dollars.

	Year Ended December 31, 2005	Period From January 1, 2006 to October 30, 2006	Period From October 31, 2006 to December 31, 2006	Combined Year Ended December 31, 2006	Increase	Percent Change
Sales and marketing	$11,520	$15,823	$3,966	$19,789	$8,269	72%

        Sales and marketing expenses for the combined fiscal year ended December 31, 2006 increased $8.3 million, or 72%, compared to the fiscal year ended December 31, 2005 as 2006's relative mix of paid visitor traffic was at the upper end of our targeted range of 60% to 75%, as compared to the middle of the range for 2005, and as we concentrated our online advertising dollars on those paid search keywords we deem relevant to our business. Online advertising expenses were $19.8 million for the combined fiscal year ended December 31, 2006 as compared to $11.5 million in 2005. The large majority of 2006's increased traffic came through paid search advertisements. 46% of the combined 2006 increase in online advertising expense was primarily due to increased visitors that came to our website through paid advertisements on search engines and the remaining 54% increase in online advertising expense primarily came from increased expense per each website visitor that came to our website through paid advertisements on search engines.

General and Administrative

        The following table presents our general and administrative expenses for the fiscal year ended December 31, 2005 and the combined fiscal year ended December 31, 2006 in thousands of dollars.

	Year Ended December 31, 2005	Period From January 1, 2006 to October 30, 2006	Period From October 31, 2006 to December 31, 2006	Combined Year Ended December 31, 2006	Increase	Percent Change
General and administrative	$401	$618	$968	$1,586	$1,185	295%

        General and administrative expenses increased $1.2 million for the combined fiscal year ended December 31, 2006, or 295%. The majority of the increase came through increased personnel expense as we grew our general and administrative employee base in response to our revenue growth and as we incurred expenses associated with our formation, expansion of our management team and pre-acquisition industry diligence.

Amortization of Intangibles

        The following table presents our amortization of intangibles for the fiscal year ended December 31, 2005 and the combined fiscal year ended December 31, 2006 in thousands of dollars.

	Year Ended December 31, 2005	Period From January 1, 2006 to October 30, 2006	Period From October 31, 2006 to December 31, 2006	Combined Year Ended December 31, 2006	Increase	Percent Change
Amortization of intangibles	—	—	$463	$463	$463	—

        Amortization of intangibles increased by $463,000 for the combined fiscal year ended December 31, 2006 as compared to the fiscal year ended December 31, 2005 as a result of the amortization associated with the intangible assets that were acquired in conjunction with our October 2006 acquisition of substantially all of the assets of the Predecessor.

Interest Expense (Net of Interest Income)

        The following table presents our interest expense, net for the fiscal year ended December 31, 2005 and the combined fiscal year ended December 31, 2006 in thousands of dollars.

	Year Ended December 31, 2005	Period From January 1, 2006 to October 30, 2006	Period From October 31, 2006 to December 31, 2006	Combined Year Ended December 31, 2006	Increase	Percent Change
Interest expense (net of interest income)	$9	$1	$1,542	$1,543	$1,534	—

        Interest expense (net of interest income) increased by $1.5 million for the combined fiscal year ended December 31, 2006 as compared to the fiscal year ended December 31, 2005 as a result of the $1.5 million of interest expense, including deferred financing fees, associated with our October 2006 acquisition of substantially all of the assets of the Predecessor and the credit agreement we entered into in connection with the acquisition, which provided us with $75 million in term loans and up to $3 million in a revolving credit facility.

Income Tax Expense

        The following table presents our income tax expense for the fiscal year ended December 31, 2005 and the combined fiscal year ended December 31, 2006 in thousands of dollars.

	Year Ended December 31, 2005	Period From January 1, 2006 to October 30, 2006	Period From October 31, 2006 to December 31, 2006	Combined Year Ended December 31, 2006	Increase	Percent Change
Income tax expense	—	—	$829	$829	$829	—

        Income tax expense increased by $829,000 for the combined fiscal year ended December 31, 2006 as compared to the fiscal year ended December 31, 2005. Because the Predecessor was a partnership it was not subject to entity level income tax. Our company is a C corporation and thus pays federal and state income taxes.

Year Ended December 31, 2005 and 2004

Revenues

        The following table presents our revenues for the fiscal year ended December 31, 2004 and the fiscal year ended December 31, 2005, in each case in thousands of dollars.

	Year Ended December 31, 2004	Year Ended December 31, 2005	Increase	Percent Change
Revenues	$11,531	$21,902	$10,371	90%

        Revenues for the fiscal year ended December 31, 2005 were $21.9 million, an increase of $10.4 million, or 90%, over the fiscal year ended December 31, 2004. The increase was driven by increased visitors that used our website to apply for credit cards, higher prices that we negotiated and received from the credit card issuers and better conversions of traffic into approved or submitted applications. Further, during 2005, we added one of the top five credit card issuers to our website, increasing our credit card offerings. We also initiated one direct marketing relationship with a credit card issuer and consolidated two top credit card issuers in multiple affiliate marketing relationships into two single affiliate marketing relationships, both of which resulted in more favorable pricing for us. Also, the increased revenues for the year 2005 reflected a full year of operating the CreditCards.com website, which was acquired by the Predecessor on March 24, 2004.

Cost of Revenues

        The following table presents our cost of revenues for the fiscal year ended December 31, 2004 and the fiscal year ended December 31, 2005, in each case in thousands of dollars.

	Year Ended December 31, 2004	Year Ended December 31, 2005	Increase	Percent Change
Cost of revenues	$52	$129	$77	147%

        Cost of revenues for the fiscal year ended December 31, 2005 was $129,000, an increase of $77,000, or 147%, from the fiscal year ended December 31, 2004. The increase was primarily driven by increased technology staff to support the growth of our business, revenues and traffic coming to our website and the part time dedication of an employee to develop content for our website. Web hosting costs and depreciation of our servers and other dedicated hardware also increased as our hardware infrastructure was expanded to support 2005's traffic growth.

Sales and Marketing

        The following table presents our sales and marketing expenses for the fiscal year ended December 31, 2004 and the fiscal year ended December 31, 2005, in each case in thousands of dollars.

	Year Ended December 31, 2004	Year Ended December 31, 2005	Increase	Percent Change
Sales and marketing	$5,531	$11,520	$5,989	108%

        Fiscal year 2005 advertising expenses increased $6.0 million, or 108%, compared to the fiscal year ended December 31, 2004. The increased expense largely reflects increased paid traffic volumes and secondarily an increase in online advertising expense per each website visitor that came to our website through paid advertisements on search engines as we concentrated our advertising dollars on those paid search keywords we deem relevant to our business. Online advertising expenses were $5.5 million and $11.4 million for the years ended December 31, 2004 and December 31, 2005, respectively.

General and Administrative

        The following table presents our general and administrative expense for the fiscal year ended December 31, 2004 and the fiscal year ended December 31, 2005, in each case in thousands of dollars.

	Year Ended December 31, 2004	Year Ended December 31, 2005	Increase	Percent Change
General and administrative	$104	$401	$297	287%

        General and administrative expenses increased $297,000, or 287%, for the fiscal year ended December 31, 2005. The majority of the increase came through increased personnel expense as we grew our employee base in response to our revenue growth.

Income Tax Expense

        The Predecessors were partnerships and therefore were not subject to entity level income tax.

Quarterly Results of Operations

        The following tables set forth selected unaudited quarterly consolidated statement of operations data for each of the quarters indicated. The consolidated financial statements for each of these quarters have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, include all adjustments necessary for the fair presentation of the consolidated results of operations for these periods. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of the results of any future period.

	Three Months Ended
	Mar. 31, 2006	Jun. 30, 2006	Sept. 30, 2006	Dec. 31, 2006(1)	Mar. 31, 2007	Jun. 30, 2007
	(In thousands, unaudited)
Revenues	$8,898	$9,839	$11,194	$13,016	$13,563	$13,795
Operating expenses:
Cost of revenues	34	75	129	130	161	163
Sales and marketing	3,860	4,685	5,357	5,887	6,116	6,897
General and administrative	174	262	187	963	803	947
Amortization of intangibles	—	—	—	463	697	695

Total operating expenses	4,068	5,022	5,673	7,443	7,777	8,702

Income from operations	4,830	4,817	5,521	5,573	5,786	5,093

Interest expense (net of interest income)	1	—	—	1,542	2,169	3,486

Income before income taxes	4,829	4,817	5,521	4,031	3,617	1,607

Income tax expense	—	—	—	829	1,318	1,153

Net income	$4,829	$4,817	$5,521	$3,202	$2,299	$454

Number of visitors	2,849	3,043	3,209	3,123	3,110	2,789
Number of offers	2,621	2,939	3,557	3,827	3,870	3,916
Revenue per visitor	$3.12	$3.23	$3.49	$4.17	$4.36	$4.95
Revenue per offer	$3.39	$3.35	$3.15	$3.40	$3.51	$3.52

(1)
Represents combined results of the Predecessor from October 1, 2006 through October 30, 2006 and our company from October 31, 2006 through December 31, 2006.

        Over the four quarters of 2006 presented in the preceding tables, revenues have generally increased due primarily to the higher number of visitors that came to our website and the higher number of offers that were sent to our customers' websites. Our revenue per offer pricing was relatively flat over the four quarters of 2006. In 2006, revenues increased sequentially from the first quarter through the fourth quarter primarily due to visitor and offer growth. Revenues in the first two quarters of 2007 sequentially increased over the previous respective quarters primarily due to better pricing and conversions of visitors to our website, which resulted in higher revenue per offer.

        Cost of revenues as a percentage of total revenues increased from 0.4% of revenues in the first quarter of 2006 to 1.2% in the second quarter of 2007 as we expanded our technology staff supporting our website, opened up a second offsite data facility, expanded our hardware infrastructure and incurred more depreciation expense.

        Sales and marketing expenses as a percentage of revenues increased from 43% of revenues in the first quarter of 2006 to 50% of revenues in the second quarter of 2007. Driving the increase in the sales and marketing expense percentage was an increase in visitors that came to our website through paid advertisements, higher expense per each paid website visitor, and additional sales and marketing personnel as we expanded our sales, marketing and business development teams. During 2006, part of our advertising strategy included optimizing search rankings on certain trademarked search keywords and advertising in other specific search channels. Although these strategies stimulated an increase in visitors to our website, the conversion rate for the visitors resulting from the specific strategies was lower than anticipated. During the six months ended June 30, 2007, we ceased pursuing these search strategies because of the lower conversion rates related to the website visitors visiting our website as a result of such strategies, but we increased our online advertising in other channels to offset this. Online advertising costs as a percentage of revenues ranged from about 43% to 47% during the six quarters presented and were approximately 46% for the June 30, 2007 quarter.

        During the fourth quarter of 2006, we began amortizing the intangible assets that were acquired in conjunction with our October 2006 acquisition of the assets of the Predecessor.

        During the fourth quarter of 2006, we began accruing interest expense on the credit agreement we entered into in connection with our October 2006 acquisition of the assets of the Predecessor. During June 2007, we entered into an amended and restated credit agreement that refinanced our existing credit agreement and provided financing for the redemption of our preferred stock.

        The Predecessor was a partnership and we are a C corporation. We began accruing income tax during the fourth quarter of 2006.

        We were profitable on a net income basis in every quarter in 2006 and 2007. Beginning in the fourth quarter of 2006, our profitability has been lower than the first three quarters of 2006 primarily due to our amortization of intangibles, higher interest expense and income tax accruals.

Liquidity and Capital Resources

        The cash flows presented below for the period from January 1, 2006 through October 30, 2006 and the six months ended June 30, 2006 are for CreditCards.com, L.P., the Predecessor. The cash flows presented below for the period from October 31, 2006 through December 31, 2006 and the six months ended June 30, 2007 are for CreditCards.com, Inc. The amounts set forth in the table below are in thousands of dollars.

	Period from January 1, 2006 to October 30, 2006	Period from October 31, 2006 to December 31, 2006	Six Months Ended June 30, 2006	Six Months Ended June 30, 2007
			(Unaudited)
Cash provided by operating activities	$17,156	$3,175	$9,804	$8,232
Cash used in investing activities	(79)	(133,916)	(59)	(381)
Cash provided by (used in) financing activities	(13,052)	137,183	(9,056)	(5,608)

Net cash increase for the period	4,025	6,442	689	2,243

Cash balance beginning of the period	2,909	—	2,909	6,442

Cash balance end of the period	$6,934	$6,442	$3,598	$8,685

        Our principal liquidity requirements are for working capital, debt service and capital expenditures. Our ability to service and meet our liquidity requirements will largely depend on our ability to generate cash in the future.

        Our cash balance at December 31, 2006 and June 30, 2007 was $6.4 million and $8.7 million, respectively. As of June 30, 2007, we had $154.8 million in outstanding indebtedness comprised of $130.9 million of secured term loans and a $23.9 million junior unsecured pay-in-kind note, both pursuant to our amended and restated credit agreement. Our amended and restated credit agreement also provides a revolving credit facility for maximum borrowings of up to $5.5 million, including letters of credit up to a maximum limit of $2.5 million. As of June 30, 2007, we had $2.5 million of letters of credit issued and outstanding under our amended and restated credit agreement.

        On June 18, 2007, in connection with the redemption of our Series B and B-1 redeemable preferred stock and the refinancing of our existing indebtedness, we entered into the amended and restated credit agreement. The amended and restated credit agreement provides for (i) a six-year secured revolving credit facility of up to $5.5 million, (ii) four six-year secured term loans totaling $130.9 million and (iii) a $23.9 million seven-year junior unsecured pay-in-kind note. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity on June 30, 2013. The term loans require total principal payments of $327,250 per quarter with the unpaid balance of each term loan due at maturity on July 30, 2013. Also, we must make additional annual term loan principal payments upon achievement of "excess cash flow" as defined in the amended and restated credit agreement, following certain dispositions of assets and certain issuances of equity securities. We intend to use a portion of the proceeds of this offering to repay a portion of the loans outstanding under the amended and restated credit agreement. See "Use of Proceeds."

        The loans bear interest at annual rates equal to 10.25%, 10.75%, 11.25%, 11.75% and 11.00% for the term loan A, term loan B, term loan C, term loan D and revolving credit, respectively. The junior pay-in-kind note bears interest at 15.00%. Interest on all the loans is paid monthly. The unpaid balance on the junior pay-in-kind notes is due on June 30, 2014. The term and revolving loans are secured by a pledge of substantially all of our assets. The amended and restated credit agreement restricts us from engaging in certain activities, including payment of dividends, and requires us to maintain certain financial covenants. As of June 30, 2007, we were in compliance with all covenants.

        We believe that cash flows from operations, together with amounts available under the revolving credit agreement, together with the expected net proceeds of this offering, will be sufficient to fund our working capital, debt service and capital expenditures requirements for at least the next 12 months. Our ability to meet our working capital and debt service requirements and invest in capital expenditures, however, is subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. If we are not able to meet such requirements, we may be required to seek additional financing earlier than anticipated. There can be no assurance that we will be able to obtain financing from other sources on terms acceptable to us, if at all.

        From time to time, we may pursue acquisitions, but the timing, size or success of any acquisition effort and the related potential capital commitments cannot be predicted. We expect to fund future acquisitions primarily with cash flow from operations and additional borrowings, including borrowing from amounts available under our revolving credit agreement or through new debt issuances. We may also issue additional equity either directly or in connection with any such acquisitions. There can be no assurance that acquisition funds will be available on terms acceptable to us, or at all.

Six Months Ended June 30, 2007 and 2006

        Cash provided by operating activities for the six months ended June 30, 2007 was $8.2 million as compared to $9.8 million for the six months ended June 30, 2006. The $1.6 million decrease in cash provided by operating activities was primarily due to lower net income due to higher interest expense and tax expense.

        Cash used in investing activities for the six months ended June 30, 2007 was $381,000 as compared to $59,000 for the six months ended June 30, 2006. During the six months ended June 30, 2007, we increased our capital expenditures as we purchased new equipment for additional personnel hired and built out our office space in New York.

        Cash used in financing activities for the six months ended June 30, 2007 was $5.6 million as compared to $9.1 million for the six months ended June 30, 2006. The 2007 activity reflects our net use of cash to repay indebtedness, redeem our Series B and B-1 redeemable preferred stock and pay related fees and expenses associated with our June 18, 2007 redemption of our Series B and B-1 preferred stock and our existing indebtedness refinancing.

        On June 18, 2007, pursuant to our certificate of incorporation, the holders of the Series A and Series A-1 convertible redeemable preferred stock elected to convert all of their preferred shares into one share of our Series B redeemable preferred stock and one share of our common stock for each share of Series A convertible redeemable preferred stock held by such holders and one share of our Series B-1 redeemable preferred stock and one share of our common stock for each share of our Series A-1 convertible redeemable preferred stock held by such holders.

        On June 18, 2007, the holders of the Series B and Series B-1 redeemable preferred stock tendered to us, and we redeemed, all of the Series B and Series B-1 redeemable preferred stock at the liquidation price of approximately $6.39 and $7.82 per share, respectively, plus accrued dividends due through the date of redemption. Aggregate amounts paid to the holders of the Series B and Series B-1 redeemable preferred stock tendered to us, including accrued dividends, on June 18, 2007 was $84.4 million. In addition, on June 18, 2007, we amended and restated our credit agreement to increase our four secured term loans from an aggregate principal amount of $75.0 million to $130.9 million, to add $23.9 million aggregate principal amount of unsecured junior pay-in-kind notes and to increase our revolving loan facility from $3.0 million to $5.5 million, including up to $2.5 million in letters of credit.

        During the period from January 1, 2006 to October 30, 2006 the Predecessor was a partnership. As a partnership, the Predecessor typically distributed out to its partners the majority of the partnership's net income for the applicable financial period.

The Period From October 31, 2006 to December 31, 2006

        Cash provided by operations of $3.2 million was comprised primarily of $1.9 million of net income, adjustments for intangible asset and deferred financing cost amortization and a working capital decrease of $1.2 million. The working capital decrease primarily was impacted by higher interest and tax payables.

        Cash used in investing activities of $133.9 million reflects the October 30, 2006 acquisition of substantially all of the assets of the Predecessor.

        The $137.2 million of cash provided by financing activities primarily reflects the various financing sources obtained in conjunction with the acquisition of substantially all of the assets of Predecessor. On October 30, 2006, we entered into a credit agreement. The credit agreement provided for (i) a six-year revolving credit facility in the amount of up to $3.0 million and (ii) four six-year term loans totaling $75.0 million. Further, on October 30, 2006, we issued approximately 9.9 million shares of our Series A preferred stock for $63.0 million of cash consideration. Offsetting these financing sources was $1.3 million of fees and expenses associated with our credit agreement and the issuance of the Series A convertible redeemable preferred stock.

The Period From January 1, 2006 to October 30, 2006

        The cash flows for the period from January 1, 2006 to October 30, 2006 were cash flows of the Predecessor, which was a partnership. The Predecessor's main sources of liquidity were cash generated from operations and capital contributions from the Predecessor's partners. As a partnership, the Predecessor's taxes were the responsibility of the Predecessor's partners. The Predecessor typically distributed out to its partners the majority of the partnership's net income for the applicable financial period in part to allow the partners to satisfy their income tax obligations arising out of the partnership's income.

        Cash provided by operating activities was $17.2 million for the period from January 1, 2006 to October 30, 2006. The cash provided by operating activities primarily reflects net income of $16.9 million for the period from January 1, 2006 to October 30, 2006.

        Cash used in investing activities was $79,000 for the period from January 1, 2006 through October 30, 2006. Cash used in financing activities was $13.1 million for the period from January 1, 2006 to October 30, 2006 and primarily reflected distributions to the Predecessor's partners.

Commitments and Contingencies

        The following table presents certain minimum payments due under contractual obligations with minimum firm commitments as of June 30, 2007 in thousands of dollars:

	Payments by Period
	Total	July 1, 2007 to December 31, 2007	January 1, 2008 to December 31, 2009	January 1, 2010 to December 31, 2011	Thereafter
Term loans	$130,901	$655	$2,618	$2,618	$125,010
Junior pay-in-kind note	23,900	—	—	—	23,900
Operating lease obligations	552	88	209	180	75

Total contractual obligations	$155,353	$743	$2,827	$2,798	$148,985

        We make commitments to purchase advertising from online vendors which we pay for on a monthly basis. We have no long-term obligations to purchase a fixed or minimum amount with these vendors.

        Our principal commitments consist of obligations under operating leases for office space and equipment. See note 5 "Commitments" in our consolidated financial statements, which are included elsewhere in this prospectus, for additional information related to our operating leases.

        As of June 30, 2007, we had $154.8 million outstanding under our amended and restated credit agreement. Interest payments on all of our debt and revolving facility are at fixed interest rates. Interest payments are due monthly on all outstanding debt. Aggregate principal payments of $327,250 per quarter are due on our term loans. See note 4 "Long-Term Debt" and note 10 "Subsequent Events" in our consolidated financial statements, which are included elsewhere in this prospectus, for additional information related to our amended and restated credit agreement.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We do not hold or issue financial instruments for trading purposes or have any derivative financial instruments. To date, all payments made under our contracts are denominated in U.S. dollars.

Recent Accounting Pronouncements

        In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a return. Guidance is also provided on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on our consolidated financial statements.

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not impose fair value measurements on items not already accounted for at fair value; rather it applies, with certain exceptions, to other accounting pronouncements that either require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of adopting SFAS 157 on our consolidated financial statements.

        In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after December 15, 2007. We are currently evaluating the impact of adopting SFAS 159 on our consolidated financial statements.

BUSINESS

Overview

        We are a leading online credit card marketplace connecting consumers with multiple credit card issuers. Through our website, www.creditcards.com, we enable consumers to search for, compare and apply for credit cards and offer credit card issuers an online channel to acquire qualified applicants. We provide consumers with research, news articles, advice and online tools to help them select and apply for credit cards based on their preferred criteria. Our website is free to consumers and does not require them to enroll or register. Our online marketplace allows credit card issuers to solicit and receive credit card applications in a manner that we believe is more efficient and cost effective than traditional offline channels.

        We derive our revenues from credit card issuers or their affiliate marketing agents who pay us for either completed or approved applications. As of June 2007, consumers using our online marketplace could select from more than 150 credit card offers from over 20 issuers, including nine of the ten largest in the United States. Our revenues have grown from $11.5 million in 2004 to $42.9 million in 2006 and our adjusted EBITDA has grown from $5.8 million in 2004 to $21.4 million in 2006.

Industry Background

        The credit card industry comprises one of the largest sectors of the United States' financial services industry. According to a September 2006 General Accounting Office report, there are nearly 700 million active credit cards in circulation in the U.S. According to a 2007 Nilson Report, approximately 71 million credit cards were issued in 2006. Since the introduction of the credit card in the 1950s, there has been significant growth in the utilization of credit cards by U.S. consumers as a key method of payment, driving strong growth and profitability for credit card issuers. The total amount charged on credit cards in 2005 exceeded $1.8 trillion and has grown at a compound annual growth rate of 10% over the past 15 years.

        Credit card issuers expend significant resources on marketing their cards to new and existing cardholders. According to Synovate's Mail Monitor® in 2005 over six billon direct mail credit card offers were mailed to U.S. consumers, up from 2.7 billion in 1995. Due to declining response rates and rising costs of offline marketing channels, credit card issuers are actively looking for alternative marketing channels such as the Internet. Today the Internet represents a small portion of the total marketing expenditures by credit card issuers. TNS Media Intelligence estimates that in 2005 credit card issuers spent approximately $106.5 million on the Internet marketing credit cards to U.S. consumers. TNS Media Intelligence derived this estimate using, among other things, its proprietary methodology and publicly available rate card information. We believe online credit card marketing expenditures will increase as issuers seek more effective and cost-efficient methods to source new cardholder accounts.

Credit card issuers seeking new marketing channels

        We believe that several factors will continue to shape the market for online credit card marketing expenditures.

  •
  Traditional acquisition channels becoming less effective.  As competition among credit card issuers has intensified, traditional credit card customer acquisition channels, such as direct mail, telemarketing, and television, radio and print advertising, have become less effective. According to Synovate's Mail Monitor®, the average response rate to direct mail solicitations is decreasing, from 1.4% in 1995 to 0.3% in 2005.

  •
  Increasing cost of direct mail campaigns.  Increases in the cost of direct mail campaigns are also diminishing direct mail's effectiveness as an acquisition marketing channel. Since 2001, the cost of postage has increased by approximately 20%. A leading credit card issuer estimates that the average cost of acquiring one new cardholder by direct mail is $164. In addition, issuers generally must pay the significant costs of direct mail campaigns and other traditional offline marketing methods in advance and must then wait, in many cases months, to determine the number of applications received in response to these substantial upfront expenditures.

  •
  Regulatory restrictions on telemarketing.  Additional factors are reducing the effectiveness of telemarketing as a credit card marketing channel. For example, the Federal Trade Commission's "National Do Not Call Registry," which was launched in June 2003, now contains over 70 million phone numbers, significantly limiting outbound telemarketing as a credit card acquisition channel.

        As a result of these factors, credit card issuers are seeking new channels to attract applications from consumers.

Internet driving shift in media consumption and marketing channels

        The Internet is driving a fundamental shift in consumer marketing and information gathering for several reasons, including the following:

  •
  Projected expansion in the size of the Internet population and increased broadband access.  According to eMarketer, the number of U.S. Internet users is projected to grow from 182 million in 2006 to over 211 million in 2011. eMarketer also projects that broadband penetration will increase from 46% of U.S. households to 69% over the same period. Globally, IDC projects that the number of Internet users will grow from 968 million in 2005 to over 1.5 billion in 2009.

  •
  Shift in media consumption and advertising spending from offline to online media.  We believe that advertisers will follow consumer behavior and invest a growing share of their marketing budgets in online advertising. In 2006, JupiterResearch found that U.S. consumers spent 41% of their media consumption hours online. While we believe U.S. online advertising budgets are large and growing, online marketing spend represents only a small fraction of total advertising spending. JupiterResearch projects that online advertising spending will account for just 8% of total U.S. advertising expenditures in 2007. JupiterResearch projects that overall U.S. online advertising will grow to approximately $35 billion in 2012, representing a compound annual growth rate of approximately 12% from 2007.

  •
  Efficiency of the Internet as a targeted marketing channel.  By providing advertisers with direct access to targeted niches of consumers, the Internet has become one of the most efficient consumer acquisition channels. Advertisers are able to implement pay-for-performance parameters, such as per transaction or per action, rather than payments based merely on the number of people viewing or receiving an advertisement.

  •
  Increased consumer utilization of the Internet for research.  The Internet is increasingly serving as an educational tool for consumers. U.S. consumers utilize the Internet for a wide variety of topics including news, information, personal finance, commerce and shopping comparison.

Rise of online vertical marketplaces

        As consumers and advertisers shift more attention to the Internet, online marketplaces have developed to provide consumers with the capability to research, compare and acquire high-value or complex products and services in vertical industry sectors such as consumer finance, real estate, recruiting and vehicle purchasing. Relative to search websites or horizontal portals, marketplaces represent a solution designed to bring transparency, efficiency and choice to consumers and improved demographic targeting, advertising measurability and volume to advertisers. Generally marketplaces create value for consumers by providing a variety of in depth content and advertising offers for a given vertical niche. Advertisers realize that successful marketplaces are often able to provide customers sourced from a wider variety of channels and at higher volumes than could be supported with dedicated Internet marketing staff or typical advertising agency relationships, and advertisers are often willing to pay a premium for services from marketplaces that can deliver higher volumes of customers. By combining relevant content, brand name recall, search engine marketing and search engine optimization techniques, marketplaces are able to acquire large volumes of traffic less expensively than individual advertisers or horizontal portals. This leads to a cycle of increased transaction volumes and per unit pricing where marketplaces that invest in more content attract more consumers which, in turn, attract more advertisers who are willing to pay a premium for higher volumes. As a result, relative to websites with smaller volumes of customer acquisition transactions, successful marketplaces with scale generally have lower average cost per customer acquired and higher marginal revenue per customer acquired.

The need for an online credit card marketplace

        The convergence of consumers utilizing the Internet for personal finance, research and shopping and credit card issuers seeking to attract credit card applicants through online channels has created the need for an online credit card marketplace. The marketplace should provide consumers with a single, secure destination to search, compare and apply for a range of competitive offers from leading credit card issuers. According to a 2005 Forrester survey, 59% of those who applied for a credit card researched their decision online. To merit participation by large credit card issuers, the marketplace must provide a high volume of consumers seeking credit cards online and enable the credit card issuers to efficiently extend and tailor credit card offers, while ensuring compliance with internal programs designed to protect the credit card issuers' brands. The CreditCards.com marketplace was developed to take advantage of this opportunity.

The CreditCards.com Marketplace

        We believe that our marketplace provides unique benefits to consumers and credit card issuers relative to offline alternatives and untargeted Internet search engines. Our website helps consumers to efficiently research, compare and identify numerous credit card offers based on their preferred criteria. We also enable credit card issuers to acquire large volumes of qualified credit card applicants while protecting the integrity of their brands. We believe these factors have enabled us to attract a critical mass of consumers and credit card issuers, driving the scale and efficiency of our marketplace.

Benefits to consumers

        Broad consumer choice.    We offer consumers visiting our website the means to review a wide variety of credit card offers by multiple issuers, providing an up-to-date and representative view of the market for credit card terms and features. Typically, at any given time, more than 150 different credit cards offers from more than 20 issuers appear on our website.

        Convenience, efficiency and access.    Our website is accessible at any time, is free to consumers and does not require them to register to research, search and compare credit card offers. Consumers are conducting banking and other financial transactions online and we believe our marketplace provides such consumers with a more efficient method of accessing information about multiple credit card offers from various issuers than other methods of obtaining credit card information.

        Enhanced comparison shopping.    Consumers can search for credit cards by characteristics such as credit quality, issuer or type, including low interest rate cards, balance transfer cards, instant approval cards, and rewards cards. Our marketplace is designed to quickly connect consumers with relevant credit card application forms online, enhancing the consumer experience and streamlining the process by which consumers apply for a new credit card.

        Consumer resources and assistance.    For consumers who have not determined their primary criteria for selecting a credit card, our website offers a Resource Center designed to help consumers make informed decisions about their personal finances in order to choose a credit card offer. We offer online tools such as credit card calculators and credit card recommenders, as well as featured stories, recent news, articles and analysis on credit cards and other personal finance topics created by financial journalists and credit card professionals. We believe that by offering opinions and information combined with our tools, we help consumers sort through the product and offer complexity and make informed choices.

Benefits to credit card issuers

        Broad access to consumers.    We acquire credit card applicants through a broad variety of Internet channels, including direct visits to our website, the purchase of display or search advertising, and marketing through distribution arrangements, primarily with websites that attract consumers interested in financial products and services. By doing so, we provide issuers with access to a broader and more diverse base of credit card applicants than is generally available through other online marketing methods, enabling issuers to acquire more applicants and to market to highly segmented niches of consumers. Because of their desire for large volumes of qualified credit card applicants, credit card issuers provide favorable pricing, deeper integration and greater cooperation to suppliers capable of delivering the largest volumes of applicants. Historically, we have demonstrated an ability to provide credit card issuers with a growing number of applicants.

        Instant access to engaged, qualified credit card applicants.    Consumers that use our marketplace are generally engaged and actively seeking credit card information and offers. In contrast, consumers receiving credit card offers through other marketing methods, such as direct mail or media and print advertising, may have no interest in applying for a credit card. Issuers can highlight the special features of their credit card offers in order to target specific niche markets that may be underserved by untargeted, offline marketing methods. Direct mail campaigns typically take several months from inception until applications are received, whereas our website provides nearly instantaneous access to potential applicants once the credit card issuer determines the terms of the offer.

        Differentiated pay-for-performance model.    We are only entitled to receive payment upon the receipt or approval of credit card applications submitted through our marketplace. Compared to traditional offline marketing methods such as direct mail, which, according to a leading credit card issuer's estimate, has an average origination cost per new cardholder of $164, our cost-per-action model is far more cost effective for credit card issuers. Unlike other Internet advertising and marketing models, including cost-per-thousand impressions, cost-per-click and cost-per-lead, which provide uncertain, variable returns on advertising investment, most of our revenues are generated through a cost-per-action model based upon approved applications, which provides an immediate positive return on investments. Offline marketing methods typically require up-front payment of the bulk of marketing costs. Our pay-for-performance model does not require credit card issuers to pay until after they have obtained a completed or approved application, reducing their risk and increasing the amount they are willing to spend per completed or approved application.

        Ability to manage credit card offers and supplement marketing strategies.    Our marketplace enables credit card issuers to obtain real-time data regarding the performance of their credit card offers and to quickly respond to changing consumer preferences and competitors' offerings. We periodically provide issuers with feedback that they can use to evaluate and modify their credit card offers and the appearance of their web pages to generate more applications. Some credit card issuers, who have typically used offline marketing methods to attract new credit card applicants, utilize our expertise to access applicants from a wide variety of online marketing channels.

        Proven integration with credit card issuers' technologies and marketing campaigns.    In our experience, credit card issuers prefer to work with a limited number of trusted providers because of the perceived high costs of establishing new relationships, performing technical integration and integrating branded marketing campaigns. As of June 2007, we had relationships with nine of the ten largest credit card issuers in the U.S. We also have technologies and internal processes designed to ensure that the issuers' credit card offers are marketed and presented in a fashion consistent with the issuers' corporate standards at our website and across the websites with which we have distribution arrangements.

Our Strategy

        Our objective is to extend our position as a leading online marketplace connecting consumers with credit card issuers. To accomplish this goal we are pursuing the following strategies:

  •
  Enhance our brand awareness.  We intend to continue to invest in efforts to enhance our brand. Our brand and unique and intuitive URL, www.creditcards.com, are competitive advantages generating significant unpaid traffic to our website. In addition to www.creditcards.com, we own multiple additional URLs related to credit cards and personal finance, including www.creditcard.com. We are also investing in corporate marketing by sponsoring research on credit card trends and speaking with news and media outlets in order to enhance our visibility with consumers and industry influencers. For the six months ended June 30, 2007, approximately 35% of our website traffic was comprised of unpaid searches and direct entry of our URL, up from 28% for the six months ended June 30, 2006. We also plan to selectively test advertising in print, television or other offline media to further increase awareness of our brand.

  •
  Increase consumer traffic to our website.  We intend to further expand our consumer tools and editorial content in an effort to increase traffic to our website. We believe that expanding the consumer tools and content on our website is a key component of helping us build our brand, which in turn will drive traffic to our website. We are hiring additional technology and editorial staff as well as investing in the development of relevant content, tools and infrastructure in order to increase the volume of unpaid traffic we receive. We also intend to drive traffic to our website by increasing our purchases of relevant paid search and other online advertisements and by expanding our distribution arrangements with websites that attract consumers interested in financial products and services, such as Yahoo! Finance and LowerMyBills.com.

  •
  Improve the rate at which consumers visiting our website submit credit card applications.  In addition to driving increased consumer traffic to our website, we intend to enhance our website in order to increase the total percentage of credit card applications submitted by consumers visiting our site. We seek to make it easy and intuitive for consumers to gain the information they need in order to make the decision to submit an application and then make it as efficient as possible for consumers to apply online through our website. We plan to continuously improve our website's design and user interface through consumer testing, website optimization tools and website reviews.

  •
  Strengthen our relationships with credit card issuers.  We plan to deepen our existing relationships with credit card issuers and establish relationships with new credit card issuers through expanding consumer traffic to our website and improving the percentage of consumers who submit applications. We also plan to continue to provide analytical and observational credit card offer management services to the issuers to enhance the performance of the credit card offers they design.

  •
  Evaluate new geographic markets.  Currently, all of our customers' credit card offerings are directed to U.S. residents. We are in the early stages of evaluating expansion into other countries where we believe there is high consumer demand and usage of credit cards as well as widespread acceptance of online marketplaces.

Our Solutions

        Through our marketplace we provide solutions for both consumers seeking credit card offers and credit card issuers seeking to establish additional credit card accounts.

Consumer Solutions

Search

        When consumers visit our website, we provide them with the opportunity to search for a credit card based on their preferred criteria.

  •
  Search by Type of Card.  Allows consumers to search for low interest, balance transfer, instant approval, reward, cash back, airline, business, student, and special offer credit cards as well as prepaid debit cards.

  •
  Search by Credit Quality.  Allows consumers to search for cards appropriate to their credit rating, whether they have excellent, good, fair or bad credit.

  •
  Search by Bank or Issuer.  Allows consumers to search credit card offers of multiple issuers and brands, including American Express, Capital One, Chase, Citi Credit Cards, Discover, HSBC, MasterCard and Visa.

  •
  Resource Center.  Provides consumers with access to content during their search process, such as our online Resource Center, which helps them make informed choices about the credit cards based on their preferred criteria. Our Resource Center includes news articles, reviews, online tools such as our credit card calculator, frequently asked questions about applying for credit cards online, and a credit card recommender.

        The following is a copy of a page from the credit card recommender section of our website:

CreditCards.com
VISA
DISCOVER
Welcome to CreditCards.com.
Below are four easy ways you can search for a credit card and apply online.
Card Recommender
Complete the 3 easy steps to get recommendations based on your personal preferences.
Step 1
Business
Step 2
- Airline Rewards
Step 3
SEARCH
Search by Type of Card
Low Interest
Balance Transfer
Instant Approval
Rewards
Cash Back
Frequent Flyer
Business
Student
Prepaid
Bad Credit
Specials
Search by Bank or Issuer
American Express
Bank of America
Capital One
CHASE
Chase
citi
Citi Credit Cards
DISCOVER
Discover
ADVANTA
Advanta
First PREMIER
HSBC
HSBC Bank
MasterCard
VISA
Visa
Search by Keyword
Search

Compare

        Once consumers have searched for the type of card they are looking for, our marketplace allows them to compare offers for similar types of cards from multiple credit card issuers. The comparison highlights the top pick in the category, lists additional offers in the category, and summarizes the key terms of each offer, such as the introductory annual percentage rate (APR), introductory APR period, regular APR, annual fee, whether balance transfers are allowed, and credit rating needed. The top pick in a category and the order in which we list offers in response to consumer searches are primarily based on the value proposition that the credit card terms provide to the consumer, the consumer preferences for certain types of credit cards, the particular credit card's conversion rate on our website, the acceptance rate of applications for the credit card and pricing terms and payments for placements made to us by issuers.

        The following is a copy of a page that enables consumers to compare the terms of multiple credit cards offering balance transfer features:

Apply

        After choosing a credit card offer, consumers may click through directly to a website managed by or for the credit card issuer to apply online for the card they have chosen. Some of our issuers are able to provide instant approval of credit card applications. All personally identifiable data and financial information that the consumer provides are captured by the website managed by or for the credit card issuer and are not collected or stored on our website.

Issuer Solutions

        Our online marketplace is designed to enable credit card issuers to analyze real-time data regarding the performance of their credit card offers on our website and also to provide issuers with the ability to quickly respond to changing consumer preferences and competitors' offerings.

Account and Offer Management

        Our sales team works with new and existing credit card issuers to create offers in our online marketplace using graphic content and credit card application details provided by the issuers. We advise issuers regarding how they can effectively market their credit cards through our website to increase the number of applications they receive. We believe our understanding of credit card terms, trends in consumer demand, online advertising methods and expertise enable us to provide credit card issuers with current and highly valuable information.

Content Management

        Our content management system distributes the graphics and credit card application details to our website and to the websites with which we have distribution arrangements. The system enables us to promptly make changes on behalf of the credit card issuers in the terms of their offers. Then, the system efficiently updates the creative offers across our website and the websites with which we have distribution arrangements, ensuring accurate presentation of issuers' logos and card art.

Our Credit Card Issuer Relationships

        We derive our revenues from fees paid by credit card issuers and their affiliate marketing agents when credit card applications that originate from our online marketplace are submitted for approval or actually approved by the credit cards issuers. As of June 2007, our website had more than 150 credit card offers from more than 20 issuers including those listed below:

Advanta American Express Bank of America Capital One	Citi Chase Discover	First Premier FNB Omaha HSBC

        For the six months ended June 30, 2007, we originated credit card applications for nine of the top ten credit card issuers in the United States. We have two types of relationships by which we provide credit card offers by credit card issuers. Currently, a majority of our relationships are conducted through a network of third party affiliate marketing agents such as Commission Junction or LinkShare. Under these relationships, the credit card issuers have contracted with the affiliate marketing agents to administer their credit card marketing campaigns to a large number of website publishers, including us. The affiliate marketing agents provide transaction tracking and reporting and compliance management for the credit card issuers. These affiliate marketing agents enable website publishers to market products from a variety of merchants, including credit card issuers. We also have a more limited number of arrangements with credit card issuers where we contract with them directly to provide credit card offers on our website.

        Our customers typically pay us on a monthly basis a specified dollar amount for each credit card application that is referred to or approved by them through our website or websites with which we have distribution arrangements. We rely on our customers to accurately report in a timely manner the amount of revenues earned by us. We calculate our revenues, prepare our financial reports, projections and budgets and direct our advertising, marketing and other operating efforts based on reports we receive from our customers. Some of our customers and their affiliate marketing agents allow us to access their reporting systems to allow us to track the status of submitted and approved applications originating from our website or websites with which we have distribution arrangements.

        For the year ended December 31, 2006, each of Commission Junction, Leapfrog Online and LinkShare represented more than 10% of our total revenues.

Marketing and Sales

Marketing and Distribution Arrangements

        The main objectives of our marketing team is to maximize the revenues generated from our credit card issuer customers by increasing the amount of consumer traffic that visits our online marketplace and improving our visitor conversion rate. Our largest source of consumer traffic is through paid advertisements on the leading Internet search engines such as Google, Yahoo!, MSN and Ask.com and other relevant websites, such as Bankrate.com. We also obtain significant consumer traffic through algorithmic searches on the leading Internet search engines and direct-type navigation to our website given our intuitive URL, www.creditcards.com. An additional source of consumer traffic is through our co-branded distribution arrangements with other websites that are targeted at consumers interested in financial products and services, such as Internet Broadcasting Systems, Kiplinger.com, The Street.com and NASDAQ.com. Generally our distribution arrangements with co-branded websites provide for us to collect revenues from credit card issuers or their affiliate marketing agents which are shared with the co-branded website.

        Our marketing team is also responsible for the appearance and layout of our website to increase the rate of traffic conversions, that is the percentage of our website visitors that generate revenues for us when they apply for and/or are approved for a credit card through our website. Our marketing team refines the website by changing, adding or improving features like website search, calculators, article and resource placements and general website appearance and ease of use.

Sales

        Our sales team is responsible for obtaining and maintaining relationships with credit card issuers and their affiliate marketing agents and providing credit card issuers with feedback that they can use to evaluate and modify their credit card offers and the appearance of their webpages in order to generate more applications. The sales team also determines, maintains and changes the order in which we list credit card offers on our website. These placement decisions are primarily based on the value proposition that the credit card terms provide to the consumer, the consumer preferences for certain types of credit cards, the particular credit card's conversion rate on our website, and the acceptance rate of applications for the credit card, pricing terms and payments for placements made to us by issuers.

        We are also seeking to expand the number of issuers that offer credits cards on our website as well as enhance our relationships with such issuers. Our sales team is responsible for ensuring that our website properly lists the respective credit card offers and for maintaining and expanding the current listing of credit cards on our website. Our sales team also attends industry and customer association events and participates in industry trade shows and conferences to engage credit card issuers, affiliate marketing agents, and websites for potential distribution arrangements.

Technology and Infrastructure

        Our technology team has developed proprietary software that facilitates the credit card offer listing and consumer search, comparison and application click-through functions for credit cards grouped in a number of market categories. The system has been specifically built to provide for vertical and horizontal capacity scaling through the addition of server and network hardware and replicating the architecture across co-location sites. We have firewalls and switchgears to help ensure network security. The system includes redundant components for all major elements that provide the service. Accumulative backups are performed daily and are kept locally and in an offsite location. Static website content is cached at co-locations across the United States to increase website speed throughout the country.

        Our primary website is hosted in a co-location facility in Austin, Texas. A secondary, backup and disaster recovery site is maintained in a co-location facility in Denver, Colorado. The backup system provides complete website functionality and business critical functionality with capacity to operate the business in the event of a catastrophic event affecting only the Austin facility. Listing data updates and all development components are sent to a backup system on a regular basis to prevent significant data loss in the event of a primary site failure. Both facilities are designed to be earthquake-resistant and have physical access security, environmental controls, and internal power generation capabilities.

Intellectual Property

        We rely on a combination of trademark, copyright, trade secret and other intellectual property laws in the U.S. and abroad as well as contractual provisions to protect our proprietary technology and our brand. We currently have trademarks registered in the U.S. for our name combined with our logo as well as another logo that we use in our business. We also own trademarks and/or service marks that have not been registered in the United States and/or other jurisdictions. We also rely on copyright laws to protect computer programs relating to our websites and our proprietary technologies as well as the content of our websites, although to date we have not filed for any copyright registrations. We have registered numerous Internet domain names related to our business in order to try to protect our proprietary interests. We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we actively monitor access to our proprietary technology and information.

Competition

        Our market is highly competitive and rapidly evolving. We face intense competition from a number of sources to attract consumers and credit card issuers to our marketplace, including the following:

  •
  credit card issuers, many of whom are also our customers, such as American Express, Bank of America, Capital One, Citi, Chase and Discover;

  •
  traditional offline credit card marketing channels, including direct mail, retail bank branch networks, television, radio, print and online advertising and call centers;

  •
  affiliate marketers, such as LinkShare and Commission Junction, who are also our customers;

  •
  websites that are exclusively committed to marketing credit cards, such as CardOffers.com, CardRatings.com, CreditCardGuide.com, Credit-Land.com, CreditorWeb.com and ExpertCredit.com;

  •
  websites that market credit cards but are more broadly focused on consumer financial services, such as Bankrate.com, Credit.com, and e-wisdom.com;

  •
  online portals and other websites, many of which are focused on personal finance, such as Yahoo! Finance and MSNMoney.com;

  •
  retailers that issue branded credit cards in conjunction with customer loyalty programs; and

  •
  alternative payment methods, such as debit cards, online payment services and other services permitting direct debit of consumer checking accounts.

        A number of our competitors, including the credit card issuers who offer credit cards on our website, have longer operating histories, greater brand recognition and significantly greater financial, technical, marketing and other resources than we have. Therefore, they are able to undertake far more extensive marketing campaigns for their brands and services than we can. In addition, some of the affiliate marketing agents with which we compete have far more experience in marketing credit cards than we have and also have greater financial, technical, marketing and other resources than we have.

        The principal methods of competition in attracting consumers to apply for credit cards include:

  •
  online advertising placements;

  •
  memorability of web addresses;

  •
  number, variety, brands and terms of credit cards offered;

  •
  visual appeal of website and ease of use; and

  •
  educational resources and consumer tools provided.

        Although we do not spend nearly as much as credit card issuers and some other competitors on online advertising placements, we believe that we compete very effectively in these other methods of competition as our website typically offers more than 150 credit card offers from more than 20 issuers in an appealing and easy to use format. We believe that we have a strong competitive position compared to other websites that are principally focused on marketing credit cards of multiple brands and issuers. We believe that our website attracts more visitors than any other such website. However, we believe we have a very small share of the market when compared to offline methods of attracting consumers to apply for credit cards.

        In order to convince credit card issuers to offer their credit cards through our vertical online marketplace, we must demonstrate that their expenditures with us will result in more credit card applications submitted or approved than comparable expenditures for offline or other online methods of attracting consumers. The principal methods of competition include:

  •
  the volume of persons that will view an offer;

  •
  the percentage of viewers that are likely to be converted into credit card applicants; and

  •
  the acquisition cost per application submitted or approved.

        We believe that we compete very favorably against all of the competition on the conversion and cost factors. On the volume of viewers factor, we believe that we compete favorably against other websites principally focused on marketing credit cards of multiple brands and issuers, but not favorably against competitors using traditional offline methods such as direct mail.

Employees

        As of June 30, 2007, we had 25 employees. None of our employees is covered by a collective bargaining agreement. We have never experienced employment-related work stoppages and we consider our employee relations to be good.

Legal

        From time to time, we may become involved in litigation relating to claims arising from the ordinary course of our business. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on us.

Facilities

        Our headquarters are located in Austin, Texas where we lease approximately 5,611 square feet of office space under two leases that expire in December 2007 and April 2008. We also lease approximately 2,050 square feet of office space in New York City pursuant to a lease that expires in July 2012. If we require additional space, we believe that we would be able to obtain such space on commercially reasonable terms.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information about our current executive officers and directors:

Name	Age	Position(s)
Executive Officers
Elisabeth H. DeMarse	52	President and Chief Executive Officer, Director
Christopher J. Speltz	45	Chief Financial Officer, Vice President Finance and Secretary
Jeff Whitmire	38	Vice President, Operations
Cesar Gonzalez	34	Vice President, Technology
Jody Farmer	40	Vice President, Marketing
Edward Newhouse	47	Vice President, Business Development
Wendy Stahl	53	Vice President, Corporate Development
Directors
Kenneth P. DeAngelis	55	Director
Lawrence S. Kramer(1)(2)	57	Director
Craig L. Milius(1)(2)	33	Director
Philip S. Siegel(1)	42	Director

(1)
Member of the Compensation Committee.

(2)
Member of the Audit Committee

(3)
Member of the Nominating and Corporate Governance Committee

        Elisabeth H. DeMarse has been our President and Chief Executive Officer and a member of our board of directors since September 2006. From December 2005 to September 2006, Ms. DeMarse was President of DeMarseCo, Inc., an investment firm. From June 2004 until December 2005, Ms. DeMarse was an independent business consultant. From April 2000 until June 2004, Ms. DeMarse served as President and Chief Executive Officer and a director of Bankrate, Inc., an Internet financial services company. Ms. DeMarse previously held senior executive positions with Bloomberg L.P., Hoover's Inc. and Citibank. Ms. DeMarse currently serves on the boards of directors of EDGAR-Online, Inc., an Internet source for SEC filings, and ZipRealty, Inc., an online real estate service provider, and is a member of the National Association of Corporate Directors. Ms. DeMarse holds an M.B.A. from Harvard Business School and an A.B. cum laude from Wellesley College.

        Christopher J. Speltz has been our Vice President, Chief Financial Officer and Secretary since January 2007. From August 1999 to January 2007, Mr. Speltz served as Senior Vice President of Finance and Treasurer at Activant Solutions, Inc., a software company. Prior to 1999, Mr. Speltz worked at the investment and commercial banking firm Societe Generale, most recently as Director and Manager of the Dallas office, and he previously worked at Comerica and InterFirst Bank. Mr. Speltz holds an M.B.A. from the University of Texas at Arlington and a B.S. with distinction from Indiana University.

        Jeff Whitmire has been our Vice President, Operations since October 2006. He also served as our principal financial officer and principal accounting officer from October 2006 to January 2007. From July 2004 to October 2006, Mr. Whitmire served in various capacities including Chief Financial Officer and President of the Predecessor, and served in senior management positions with its general partner, CCDC Management, LLC, and with Click Success, L.P., a digital marketing technology company, which was a limited partner of the Predecessor. From October 1999 to July 2004, Mr. Whitmire served in positions including Assistant Controller and Controller at Activant Solutions, Inc., a software company. Previously, Mr. Whitmire held leadership roles with Capstar Broadcasting and Ernst & Young LLP. Mr. Whitmire holds a B.B.A. in Finance and Accounting from the University of Texas at Austin, and is a CPA in the state of Texas.

        Cesar Gonzalez has been our Vice President, Technology since October 2006. From March 2006 to October 2006, Mr. Gonzalez was Vice President of the Predecessor and Click Success, L.P., a digital marketing technology company. Mr. Gonzalez was a founder of Rapido Technologies, an information technology and software development services company, and served as its President from January 2004 to March 2006. From August 2003 to December 2004, Mr. Gonzalez was Chief Technology Officer at Ambrosia Solutions, a wireless restaurant software company. From May 2000 to July 2003, Mr. Gonzalez was a Senior Solutions Architect at 2nd Wave/Torchquest, a system performance monitoring and reporting company. Mr. Gonzalez holds a B.S. in Electrical and Computer Engineering from Rice University.

        Jody Farmer has been our Vice President, Marketing since February 2007. From December 2002 to February 2007, Mr. Farmer was Director, eBusiness for Dell Financial Services, a joint venture between Dell, Inc. and CIT. His previous experience includes marketing leadership roles at NextCard, an online issuer of credit cards, and The Associates, a finance company. Mr. Farmer holds an M.B.A. from Cox School of Business, Southern Methodist University and a B.B.A. in Accounting from Baylor University.

        Edward Newhouse has been our Vice President, Business Development since January 2007. From April 2004 to June 2006, Mr. Newhouse was Chief Operating Officer at MortgageExpo.com, an online marketplace for mortgage and home equity loans. From August 2000 to April 2004, Mr. Newhouse was Chief Revenue Officer at Bankrate.com, an Internet financial services company. From December 1997 to August 2000, Mr. Newhouse was Senior Vice President of Sales at 24/7 Media, a digital advertising company. Mr. Newhouse holds a B.S. in Technology from Rochester Institute of Technology.

        Wendy Stahl has been our Vice President, Corporate Development since April 2007, and served as a consultant to us from November 2006 to March 2007. From January 2005 to September 2006, Ms. Stahl was Vice President Strategy & Business Development for the global Consumer Packaging Group at Mead Westvaco, a diversified manufacturing company. From January 2002 to December 2004, Ms. Stahl was a Principal at Interactive Broadband Partners, a strategy consulting firm. She also served as Vice President Business Development at Sony Online, Senior Vice President Relationship Marketing at The Weather Channel, and Vice President Investments at Landmark Communications, a media conglomerate with interests in newspapers, broadcasting, cable programming and electronic publishing. She previously held executive positions with NBC and RCA and served as a management consultant with ZEFER. Ms. Stahl holds an M.B.A. from Harvard Business School and a B.A. from Carleton College.

        Kenneth P. DeAngelis has served as a director since September 2006. Mr. DeAngelis founded Austin Ventures and has been a general partner of Austin Ventures since 1981. He is a member of the board of directors and past chairman of the PBS affiliate, KLRU-TV, in Austin, Texas, a member of University of Texas at Austin's Development Board, and a member and past chairman of the Advisory Council of the University of Texas McCombs School of Business. He also serves on the Board of Governors of Hyde Schools, headquartered in Bath, Maine, and as a director for several private companies. He holds an M.B.A. from the Wharton School of the University of Pennsylvania and a B.A. from Harvard University.

        Lawrence S. Kramer has served as a director since July 2007. He has been an advisor to CBS on interactive matters since November 2006 and a senior advisor to Polaris Venture Partners since July 2007. From March 2005 to November 2006, Mr. Kramer served as the first President of CBS Digital Media. Mr. Kramer was the founder, Chairman and CEO of MarketWatch, Inc., a media company, from October 1997 to January 2005. During his distinguished career in the newspaper business, he has won a National Press Club Award, Gerald E. Loeb Award and Associated Press Awards for reporting. Mr. Kramer currently serves on the board of directors of Answers Corporation. A past Guest Lecturer at the Harvard Business School for 10 years, Mr. Kramer holds an M.B.A. from Harvard University and a B.S. from Syracuse University.

        Craig L. Milius has served as a director since September 2006. Mr. Milius has been a partner with Austin Ventures since July 2006, having joined the firm as an investment professional in 2000. From 1997 to 1999, Mr. Milius was with Primus Venture Partners, a Cleveland-based private equity firm. Earlier in his career, Mr. Milius was in the Investment Banking division at Salomon Brothers Inc. Mr. Milius serves on the boards of directors of several private companies. Mr. Milius holds an M.B.A. from the Kellogg School of Management at Northwestern University and a B.B.A. with distinction from the Ross School of Business at the University of Michigan.

        Philip S. Siegel has served as a director since September 2006. Mr. Siegel has been a partner with Austin Ventures since July 2006 and was previously a venture partner with various Austin Ventures entities since November 1999. Prior to such time, Mr. Siegel served as Vice President, Partner, and Director for the Boston Consulting Group. Mr. Siegel has founded several private companies and also serves on the board of directors of several private companies. He is currently a part-time professor in the Acton School of Management and served as an adjunct professor in the entrepreneurship department at the University of Texas Graduate School of Business from 1999 until 2002. Mr. Siegel holds an M.B.A. and a B.A. from the University of Chicago.

Board Composition

        Our board of directors may establish from time to time by resolution the authorized number of directors. Currently, we have five members on our board of directors, of which Mr. Kramer and Mr. Milius are independent directors and Ms. DeMarse serves also as our chief executive officer. We are in the process of identifying additional independent director candidates for our board of directors. In accordance with our amended and restated certificate of incorporation to be in effect upon the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. After the completion of this offering, our directors will be divided among the three classes as follows:

  •
  the Class I directors will be            ,            and            , and their terms will expire at the annual meeting of stockholders to be held in 2008;

  •
  the Class II directors will be            ,             and            , and their terms will expire at the annual meeting of stockholders to be held in 2009; and

  •
  the Class III directors will be            ,             and            , and their terms will expire at the annual meeting of stockholders to be held in 2010.

        Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control of our company.

Board Committees

        Our board of directors has the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

        Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent auditors' qualifications, independence and performance; determines the engagement of the independent auditors; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent auditors the results of the annual audit and the review of our quarterly consolidated financial statements; approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on our engagement team as required by law; reviews our critical accounting policies and estimates; and reviews the audit committee charter and the committee's performance. The current members of our audit committee are            , who is the chair of the committee, Mr. Kramer and Mr. Milius. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Stock Market. Our board has determined that             is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of The NASDAQ Stock Market.            , Mr. Kramer and Mr. Milius are independent directors as defined under the applicable rules and regulations of the SEC and The NASDAQ Stock Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the rules of The NASDAQ Stock Market.

Compensation Committee

        Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The current members of our compensation committee are Mr. Siegel, who is the chair of the committee, Mr. Kramer and Mr. Milius. As of the completion of this offering, each of the members of our compensation committee will be independent under the applicable rules and regulations of the SEC, The NASDAQ Stock Market and the Internal Revenue Service.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee will be responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board concerning governance matters. The current members of our nominating and corporate governance committee are            , who is the chair of the committee,             and            . Each of the members of our nominating and corporate governance committee is independent under the applicable rules and regulations of the SEC and The NASDAQ Global Market.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee has at any time during the prior three years been an officer or employee of ours. None of our executive officers currently serves or in the prior three years has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

        Mr. Siegel and Mr. Milius were members of our compensation committee in 2006. For a discussion of certain transactions we had with Mr. Milius in his capacity as an affiliate of Austin Ventures, and Mr. Siegel, see "Transactions with Related Persons."

Code of Business Conduct and Ethics

        We will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.creditcards.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

        None of our non-employee directors received compensation for their service on our board of directors in 2006. We do, however, reimburse director expenses for attending meetings of the board of directors.

        Upon the closing of this offering, our non-employee directors, other than those who are affiliated with Austin Ventures, will be entitled to receive a stock option grant to purchase 12,500 shares of our common stock upon first becoming a director and an additional stock option grant to purchase 5,000 shares of our common stock at each annual meeting of stockholders thereafter. In August 2007, Mr. Kramer received a grant of options to acquire 12,500 shares of our common stock at an exercise price of $19.45 per share. Non-employee directors, other than those affiliated with Austin Ventures, will also be paid an annual cash retainer of $30,000 for serving on the board, and an additional annual cash retainer of $15,000 for serving as the chair of our audit committee and $5,000 for serving as the chair of each of our compensation and nominating committees. Non-employee directors, other than those affiliated with Austin Ventures, will also be entitled to committee membership fees of $7,500 for serving on the audit committee and $4,000 for serving on each of our compensation and nominating committees. We will reimburse all non-employee directors for their expenses in attending board and committee meetings.

Director Compensation Table

        The following table sets forth compensation received by our non-employee directors in 2006:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)		Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)		(h)
Kenneth P. DeAngelis	—	—	—	—	—	—		—
Craig L. Milius	—	—	—	—	—	—		—
Philip S. Siegel	—	—	—	—	—	$100,000	(1)	$100,000
Lawrence S. Kramer	—	—	—	—	—	—		—
Daniel H. Smith	—	—	—	—	—	$13,000	(2)	$13,000

(1)
Represents management fees paid pursuant to agreement with BPO Newco II, Inc., of which Mr. Siegel is President. See "Transactions With Related Persons—Consulting Agreements with BPO Newco II, Inc."

(2)
Represents consulting fees paid pursuant to an independent contractor agreement with Mr. Smith. See "Transactions With Related Persons—Acquisition of Assets from CreditCards.com, L.P."

COMPENSATION DISCUSSION AND ANALYSIS

        Ms. DeMarse became our first employee as our President and Chief Executive Officer upon the formation of our operating company in September 2006. Mr. Whitmire became our employee in October 2006 upon our acquisition of substantially all of the assets of CreditCards.com, L.P. and we entered into employment agreements with each of Ms. DeMarse and Mr. Whitmire in connection with that acquisition. See "Executive Compensation—Employment Agreements and Offer Letters" below. Our other executive officers were hired during 2007, except for Mr. Gonzalez who was hired in October 2006.

Compensation Program Objectives and Philosophy

        The compensation committee of our board of directors oversees the design and administration of our executive compensation program. Our compensation committee's primary objectives in structuring and administering our executive officer compensation program are to:

  •
  attract, motivate and retain talented and dedicated executive officers;

  •
  tie annual and long-term cash and stock incentives to achievement of specific measurable company and individual performance objectives;

  •
  reinforce business strategies and objectives for enhanced stockholder value, both short-term and long-term; and

  •
  provide our executive officers with short-term and long-term incentives so we can retain them and provide stability during our expected growth.

        To achieve these goals, our compensation committee intends to implement and maintain formulaic compensation plans that tie a substantial portion of executives' overall compensation to our key strategic goals of financial and operational performance, as measured by specific formulas for objective metrics such as revenue and EBITDA margin percentage. To a lesser extent, we also reward executives for the achievement of specific personal objectives determined for each executive. Our compensation committee evaluates individual executive performance with a goal of setting compensation at levels the committee believes are comparable with the median compensation of executives at other companies of similar size and stage of growth, while taking into account our relative performance and our own strategic goals.

        The principal elements of our executive compensation program are base salary, annual or quarterly cash bonus payments based on annual performance targets, long-term equity incentives in the form of equity awards, other benefits and perquisites and, for certain named executive officers, post-termination severance and acceleration of stock vesting following a change in control. Our other benefits and perquisites consist of health insurance benefits and a qualified 401(k) savings plan.

        We view these components of compensation as related but distinct. Although our compensation committee does review total compensation, we do not believe that significant compensation derived from one component of compensation should negate or offset compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, our view of internal fairness and consistency, and other considerations we deem relevant, such as rewarding extraordinary performance. As we transition from a private company to a public company, our compensation committee expects to perform comprehensive reviews of our compensation objectives, principles and philosophy and to adjust our compensation policies as appropriate.

Determination of Compensation Awards

        We were formed in September 2006, with Elisabeth H. DeMarse as the only employee. In October 2006, we acquired our operating business and additional employees. As a result, we have not yet completed a final full review to firmly establish and evaluate our compensation practices and to develop and implement a comprehensive executive compensation program and philosophy. Our compensation committee currently intends, beginning at the end of 2007, to perform at least annually a strategic review of our executive officers' compensation to determine whether our system provides adequate incentives and motivation to our executive officers and whether it adequately compensates our executive officers relative to comparable officers in similarly situated companies. We intend to develop a competitive peer group of companies and perform an analysis of competitive performance and compensation levels compared to the peer group. We define our competitive market for executive talent to be established publicly traded Internet companies with comparable operating metrics and business models. Our compensation committee may also meet individually with members of our senior management to learn more about our business and each executive's individual role to ensure the appropriateness of their overall compensation package.

        Our compensation committee reviews and determines all elements of compensation for employees at the level of vice president and higher, and provides compensation guidelines for other employees, which are followed by the senior executive team. For compensation decisions, including decisions regarding the grant of equity compensation, relating to executive officers other than our chief executive officer, our compensation committee typically considers recommendations from our chief executive officer.

Benchmarking of Base Compensation, Bonus and Equity Holdings

        Our compensation committee believes that compensation at or around the median level for comparable companies for base salaries and for option holdings is the minimum cash and equity compensation level that will allow us to attract and retain talented officers. Our compensation committee realizes that using such a benchmark may not always be appropriate but believes that it is appropriate at this point in the life cycle of our company. In instances in which an executive officer is uniquely important to our success, our compensation committee may provide compensation in excess of the median level. Our compensation committee's judgments with regard to market levels of base compensation and equity holdings are based on the collective experiences of the members of our compensation committee. Our compensation committee plans to compare our executive compensation with the executive compensation at a number of recently public companies and a number of established comparable public companies, analyzing various factors including revenues, growth rates, net income and employee headcount. Our compensation committee has determined to choose both revenue growth rate and EBITDA as key financial objectives because it believes that, as a "growth company," we should reward revenue growth, but only if that revenue growth is achieved cost effectively. Thus, our compensation committee believes these chosen metrics to be the best indicators of financial success and stockholder value creation for our company. Our compensation committee's choice of the median level as our compensation benchmark reflected consideration of our stockholders' interests in paying what was necessary to attract and retain key talent in a competitive market, while conserving cash and stockholders' equity as much as possible. We believe that, given the industry in which we operate and the corporate culture that we have created, our benchmark base compensation and equity compensation levels should generally be sufficient to retain our existing executive officers and to hire new executive officers when and as required.

Components of our Executive Compensation Program

Base Compensation

        We provide our named executive officers and other executives with base salaries that we believe enable us to hire and retain individuals in a competitive environment and to reward individual performance and contribution to our overall business goals. We expect to review base salaries for our named executive officers annually and increases will be based on our performance and the executive's individual performance. We will also take into account the base compensation that is payable by companies that we believe to be our competitors and by other public companies with which we believe we generally compete for executives. The base salary of our chief executive officer, Ms. DeMarse, was set at $250,000 in 2006 and 2007 as provided in her employment agreement with us, and was based on our survey of base salaries of chief executive officers at similarly situated companies. As with our other executive officers, Ms. DeMarse's base salary will be reviewed annually by our compensation committee, with increases to be at the sole discretion of the committee with approval from our board of directors. Additionally, our compensation committee approved base salaries for 2007 of $180,000 for Mr. Speltz, our Chief Financial Officer and Vice President, Finance, and $125,000 for Mr. Whitmire, our Vice President, Operations.

Cash Bonus Awards

        Our 2007 Incentive Bonus Plan is designed to provide our executive officers with an incentive for business performance, reward contributions towards goals consistent with our business strategy and enable us to attract and retain highly qualified executive officers and key employees. We designed this cash bonus plan to focus our management on achieving key corporate financial objectives, to motivate certain desirable individual behaviors and to reward substantial achievement of our key company financial objectives as well as individual goals. In addition, it is the compensation committee's goal with the bonus plan that if an executive performs as expected, he or she will receive median compensation for comparable positions in the market and, if the our company and the executive perform above expectations, he or she will receive above median compensation.

        Our cash bonus award targets define the maximum annual bonus as a percentage of the executive officer's current annual salary, as agreed to with our executive officers. The percentages for 2007 are, for Ms. DeMarse, a target bonus of 50% and a maximum bonus of 75% of base salary and, for Mr. Whitmire, a target bonus of 40% and a maximum bonus of 60% of base salary. Bonuses are determined based on the achievement of certain specific and objectively measurable financial and operational benchmarks including quarterly and annual adjusted EBITDA and quarterly and annual revenue growth. With respect to these goals, no discretion may be exercised because these goals are objective and quantitative. Currently, a 40% weight is attributed to each of adjusted EBITDA and revenue growth. The remaining 20% of the bonus is determined by the achievement of individual performance goals (also known as management objectives) identified prior to the commencement of each fiscal year. Some of the individual goals may be qualitative, rather than quantitative goals and, therefore, a moderate amount of discretion may be exercised because these goals are subjective. For instance, qualitative goals for the Vice President, Marketing might include the implementation of new marketing strategies or supporting our technology team in meeting its milestones. It is necessary to exercise discretion in order to determine whether such goals are met. The target bonus amounts are payable target levels for each component achieved. The bonuses are paid in cash and will generally be paid after our annual financial results have been finalized after the end of the fiscal year. Any bonuses will then be adjusted up or down based on final audited results. Bonuses may be paid out at the end of each of the first three quarters, in our discretion.

        Following the completion of this offering, the 2007 Incentive Bonus Plan will be administered by our compensation committee, whose determination on all matters relating to the cash bonus plan will be final and binding. At the beginning of each year, the compensation committee will select the eligible participants in our 2007 Incentive Bonus Plan, establish the performance goals for that year, and determine target incentive bonuses for the participants. At the end of each performance period, the compensation committee will certify the extent to which performance goals have been met with respect to the given year. The compensation committee may amend, suspend or terminate the cash bonus plan at any time in its sole discretion. We believe that our bonus target levels are moderately difficult to achieve and that our executives must perform at a high level, devoting their full time and attention in order to earn their respective cash bonuses.

Equity Compensation

        We believe that, for growth companies in the Internet sector, equity awards are a significant compensation-related motivator in attracting and retaining executive-level employees. Our compensation committee's philosophy in this regard is to allocate a greater percentage of an employee's total compensation to equity compensation as he or she becomes more senior in our organization.

        Accordingly, we have provided our named executive officers and other executives with long-term equity incentive awards that incentivize those individuals to stay with us for long periods of time, which in turn should provide us with greater stability over such periods than we would experience without such awards. Ms. DeMarse received restricted stock at the formation of our company with a five-year vesting arrangement. Our other long-term equity compensation awards to date have been in the form of non-qualified stock options. For 2007, our compensation committee has decided to use non-qualified stock options subject to a four-year vesting schedule. Our compensation committee views stock options as generally more attractive than other types of awards available under our 2007 Plan because they provide a relatively straightforward incentive for our executives, result in less immediate dilution of existing stockholders' interests than stock awards and create a disincentive to exercise vested options due to income tax liabilities on the part of the option holder, thus extending the term of employment.

        Prior to this offering, we have granted equity compensation to our executive officers and other employees in the form of non-qualified stock options under our 2006 Plan. In August 2007, our board of directors supplemented the 2006 Stock Plan with the 2007 Equity Incentive Plan, which we refer to as the "2007 Plan." See "—Employee Benefit and Stock Plans" below for additional information.

        In some cases, we have granted long-term equity awards to our named executive officers upon commencement of their employment, and the terms of those awards are individually negotiated. Pursuant to an offer letter executed with us in October 2006, Mr. Whitmire was granted in 2007 options to purchase 1% of our fully-diluted common stock. Additionally, from time to time, we have granted subsequent long-term equity awards to our named executive officers based upon a number of factors, including: rewarding executives for superior performance, maintaining a sufficient number of unvested long-term equity awards as a means to retain the services of such executives, providing increased motivation to such executives and ensuring that the total long-term equity awards are competitive with those of other companies competing for our named executive officers.

        In determining the appropriate number of non-qualified stock options to award our named executive officers, our compensation committee intends to determine the estimated fair value for such awards on the grant date by performing a Black-Scholes calculation using factors relevant to our company. Using that estimated fair value, our compensation committee will be able to ascertain the number of non-qualified stock options to provide to our named executive officers by dividing the dollar value of the long-term equity component of the compensation for each named executive officer by the estimated fair value of the applicable equity award.

        For 2007, based on an assessment of the foregoing factors, our board of directors recommended that we grant Mr. Whitmire non-qualified stock options for 146,740 shares of our common stock and that we grant to Mr. Speltz non-qualified stock options for 84,444 shares of our common stock. For a discussion of the determination of the fair market value of these grants, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation."

Executive Benefits and Perquisites

        Generally, we provide the opportunity for our named executive officers and other executives to receive certain perquisites and general health and welfare benefits. We also offer participation in our defined contribution 401(k) plan. We will match employee contributions under our 401(k) plan. We provide these benefits to create additional incentives for our executives and to remain competitive in the general marketplace for executive talent.

Change of Control and Severance Benefits

        We generally do not offer our employees severance benefits or change of control provisions within their option grant agreements unless specifically authorized by our board of directors or our compensation committee. We provide the opportunity for certain of our named executive officers to receive additional compensation or benefits under the severance and change in control provisions contained in their employment agreements or offer letters. We provide this opportunity to attract and retain an appropriate caliber of talent in key positions. Our severance and change in control provisions for the named executive officers are summarized below in "Executive Compensation—Potential Payments Upon Termination or Change of Control." We believe that our arrangements are reasonable in light of the fact that severance benefits are limited to six months of base salary, in the case of Ms. DeMarse, and three months of base salary, in the case of Mr. Whitmire, and no increase in severance benefits would occur following a change in control.

Non-Executive Compensation

        As part of our overall compensation system, we have compensation plans for our non-executive employees as well. As with executives, salary and bonus plans are targeted at median levels for comparable companies. For specialized knowledge positions, the comparative peer group of companies are companies of our type, both public and private and for non-specialized positions the comparison base is our local geography for the position. Non-executive employees also currently participate in our 2006 Plan and existing and new non-executive employees may participate in our 2007 Plan. Finally, these employees and our executive officers also participate in some of our health and welfare benefit plans, include the health insurance and 401(k) plans.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth the summary information concerning compensation during 2006 for the following persons: (i) our chief executive officer and (ii) the individual serving as our principal financial officer during 2006. We refer to these persons as our "named executive officers" elsewhere in this prospectus.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
Elisabeth H. DeMarse, President and CEO	2006	187,500					31,250	(1)	14,089	(2)	232,839
Jeff Whitmire(3), Vice President, Operations and former principal financial officer and former principal accounting officer	2006	20,834	(4)				67,500	(5)	1,455		89,789

(1)
Represents compensation paid based upon achievements of targets set forth in the bonus plan included within Ms. DeMarse's employment agreement with us.

(2)
Represents premiums paid for medical and dental insurance.

(3)
Mr. Whitmire became employed by us on October 30, 2006, following our acquisition of substantially all of the assets of CreditCards.com, L.P., and currently serves as our Vice President, Operations. Mr. Whitmire also served as our principal financial officer and principal accounting officer from October 2006 to January 2007. Our current Chief Financial Officer is Christopher J. Speltz, who commenced employment with us as Chief Financial Officer in January 2007 at an annual salary of $180,000.

(4)
Represents salary earned in 2006 after Mr. Whitmire became employed by us on October 30, 2006, following our acquisition of substantially all of the assets of the Predecessor. Mr. Whitmire's current annual base salary is $125,000.

(5)
Represents compensation paid, pursuant to an offer letter Mr. Whitmire executed with us, based on achievement of fiscal fourth quarter performance goals; one-third of this cash compensation was paid by the Predecessor.

Grants of Plan-Based Awards Table

        The following table sets forth certain information concerning grants of plan-based awards to named executive officers in 2006:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards; Number of Shares of Stock or Units (#)	All Other Option Awards; Number of Securities Underlying Options (#)	Grant Date Fair Value of Option Awards ($)	Exercise or Base Price of Option Awards ($/Share)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Max. (#)
Elisabeth H. DeMarse(2)		16,666	20,833	31,250
Jeff Whitmire(3)		67,500	67,500	67,500

(1)
In the table above, the "Threshold" column represents the smallest total bonus that would have been paid in 2006 to each named executive officer if in 2006 we had achieved the minimum corporate and financial objectives required for the payment of any bonus but the executive officer did not meet any of his or her individual objectives. The "Target" column represents the amount payable if the specified corporate, financial and individual target objectives were met in 2006. The "Maximum" column represents the largest total bonus that could have been paid to each named executive officer if all corporate, financial and individual objectives were met in 2006. The actual bonus amount earned by each named executive officer in 2006 is shown in the "Summary Compensation Table" above.

(2)
Ms. DeMarse's target and maximum annual bonus amounts were prorated for the two months in 2006 that she was employed by us.

(3)
One-third of Mr. Whitmire's 2006 bonus was payable by the Predecessor from which we acquired substantially all of its assets in October 2006.

Outstanding Equity Awards at December 31, 2006

        The following table shows grants of stock options and grants of unvested stock awards outstanding on December 31, 2006 to each of our named executive officers.

	Options Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Elisabeth H. DeMarse(1)	—	—	—	—	—	583,334	0	—	—
Jeff Whitmire	—	—	—	—	—	—	—	—	—

(1)
Pursuant to her Stock Restriction Agreement dated October 30, 2006, Ms. DeMarse acquired 648,149 shares of common stock subject to a right of repurchase by us that lapses in accordance with the following vesting schedule: 10% of the total shares vested on October 30, 2006, and are no longer subject to the right of repurchase, upon the occurrence of the "qualified financing" as defined in the agreement; an additional 15% of the total shares will vest, and will no longer be subject to the right of repurchase, upon the one-year anniversary of such qualified financing; an additional 20% of the total shares will vest, and will no longer be subject to the right of repurchase, upon each of the second, third and fourth anniversaries of such qualified financing; and the remaining 15% of the total shares will vest, and will no longer be subject to the right of repurchase, upon the fifth anniversary of such qualified financing. See "—Potential Payments Upon Termination or Change of Control" for a discussion of her vesting in the event of termination of her employment with us or upon a corporate transaction, as defined the Stock Restriction Agreement.

Option Exercises and Stock Vested Table

        The following table sets forth information regarding shares of common stock acquired by our named executive officers in 2006 upon vesting of restricted stock subject to repurchase by us pursuant to a stock restriction agreement:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Exercise ($)
Elisabeth H. DeMarse	—	—	64,815	0
Jeff Whitmire	—	—	—	—

Nonqualified Deferred Compensation

        Neither of our named executive officers participate in or have account balances in non-qualified deferred compensation plans maintained by us. Our compensation committee may elect to provide our officers and other employees with non-qualified deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

Tax Considerations

        Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Employment Agreements and Offer Letters

Employment Agreement with Ms. DeMarse

        On October 30, 2006, we entered into an executive employment agreement with Ms. DeMarse, which is attached as an exhibit to the registration statement of which this prospectus forms a part. The agreement states that Ms. DeMarse will serve as our President and Chief Executive Officer on an "at will" basis and will serve as a member of the boards of directors of both our operating company subsidiary and us. Ms. DeMarse's base salary is $20,833 per month, which is subject to annual review and raises at the sole discretion of our board of directors. Ms. DeMarse is eligible for a target annual bonus of 50% of her base salary, with a maximum bonus of 75% of base salary. The amount of bonus is calculated by our board of directors or our compensation committee. Forty percent of the target bonus is based on achievement of our annual board-approved revenue plan, another 40% is based on achievement of the board-approved EBITDA margin percentage and 20% is based on achievement of personal objectives agreed upon between Ms. DeMarse and our board of directors. The agreement provides that Ms. DeMarse will be entitled to participate in medical, dental and other employee benefit plans applicable to our senior executive officers. The agreement also states that Ms. DeMarse will be provided indemnification to the maximum extent permitted by our certificate of incorporation and bylaws and by an indemnity agreement we entered into with Ms. DeMarse. See "—Potential Payments Upon Termination or Change of Control" below for a discussion of certain benefits which may be provided by us to Ms. DeMarse pursuant to the employment agreement upon termination of her employment or a change of control of our company.

        The employment agreement also includes customary non-solicitation provisions and a non-compete agreement applicable in any state to include Texas or any state contiguous to Texas for 12 months after Ms. DeMarse ceases to be employed by us, subject to certain exceptions.

        The agreement also reduced certain transferability and other restrictions on shares of common stock held by Ms. DeMarse and entitled Ms. DeMarse to purchase $500,000 of preferred stock on substantially the same terms as securities being purchased by Austin Ventures in connection with the acquisition of substantially all of the assets of the Predecessor in October 2006.

Offer Letter with Mr. Whitmire

        On October 30, 2006, we entered into an offer letter with Mr. Whitmire to serve as our Vice President, Operations, which is attached as an exhibit to the registration statement of which this prospectus forms a part. Mr. Whitmire's base salary is $10,417 per month. Mr. Whitmire is eligible for a target annual bonus of 40% of his base salary and a maximum bonus of 60% of base salary, depending on our performance and his individual performance. For 2006, Mr. Whitmire was paid a bonus of $67,500 because we met our fourth quarter performance goals and he met his individual performance goals. One-third of this bonus was paid by the Predecessor. For 2007, Mr. Whitmire is eligible for a special target bonus of $130,000, payable semi-annually, if we achieve our board-approved revenue and EBITDA plans. The offer letter also provides that Mr. Whitmire will be entitled to participate in a comprehensive benefits package.

        The offer letter provides for the grant to Mr. Whitmire of options to purchase 1% of the fully-diluted common stock of our company, subject to approval by our board of directors. The options vest at the rate of 25% after one year and the remaining 75% vesting ratably over the next 36 months. See "—Potential Payments Upon Termination or Change of Control" below for a discussion of certain benefits which shall be provided by us to Mr. Whitmire pursuant to the offer letter upon termination of his employment or a change of control of our company.

Potential Payments Upon Termination or Change of Control

        Pursuant to our employment agreement with Ms. DeMarse, if we terminate her employment without "cause" or if she terminates her employment for "good reason" or if her employment is terminated due to her death or disability for 180 days in any consecutive period of 365 days, she or her estate will receive continued payment of her base salary for six months following termination of employment and she and her immediate family will be entitled to continue to receive coverage under medical, dental and other employee benefit plans for twelve months following termination of employment. Following such a termination, our repurchase right with respect to shares held by Ms. DeMarse pursuant to a stock restriction agreement will lapse as to that number of shares that would have vested if Ms. DeMarse's employment had continued for 12 months after the date of termination. If such termination had occurred on December 31, 2006, Ms. DeMarse would have vested in 97,222 shares. Furthermore, assuming a fair market value of $            , which is the mid-point of the estimated price range set forth on the cover page of this prospectus, Ms. DeMarse would have obtained an immediate increase in value in her stock holdings in the amount of $            . Our obligations to provide severance payments to Ms. DeMarse following termination of employment are contingent on her signing a general release of claims against us and affirming her non-compete and non-solicitation obligations under her employment agreement, which have a term of one year after termination.

        Pursuant to our employment offer letter with Mr. Whitmire, if we terminate his employment for any reason other than "cause," he will receive continued payment of his base salary for three months following termination of employment and he will be entitled to receive a prorated bonus if we achieve the bonus objectives at the end of the bonus period. Our obligations to provide severance and bonus payments to Mr. Whitmire following termination of employment are contingent on his signing a general release of claims against us.

        Assuming the employment of Ms. DeMarse and Mr. Whitmire were to be terminated by us without "cause," by us in the event Ms. DeMarse died or become permanently disabled, or by Ms. DeMarse for "good reason" as of December 31, 2006, the following individuals would be entitled to payments in the amounts set forth opposite their names in the below table:

Name	Cash Severance	Benefits
Elisabeth H. DeMarse	$20,833 per month for six months	Benefits having an estimated value of $1,118 per month for 12 months
Jeff Whitmire	$10,417 per month for three months plus a pro rata portion of any earned bonus	None

        We are not obligated to make any cash payments to these executives if their employment is terminated by us for "cause" or by the executive other than for "good reason," other than amounts earned through the date of termination.

        Following a "corporate transaction", which includes a merger in which we are not the surviving entity or a change in the control of more than 50% of our voting stock, our option to repurchase unvested shares of our common stock held by Ms. DeMarse pursuant to a stock restriction agreement would terminate and all unvested shares would immediately vest. If such a "corporate transaction" had occurred on December 31, 2006, Ms. Demarse would have vested in 583,334 shares. Furthermore,

assuming a fair market value of $            , which is the mid-point of the estimated price range set forth on the cover page of this prospectus, Ms. DeMarse would have obtained an immediate increase in value in her stock holdings in the amount of $            . Also, following a "corporate transaction," we would be required to gross-up for the effect of all taxes any payments that Ms. DeMarse receives from us that would constitute "parachute payments" within the meaning of section 280G of the Code.

        Mr. Whitmire holds options that would vest in full if his employment is terminated without "cause" within 12 months after a "change of control." Those options will also vest in full if, 12 months after a "change of control," Mr. Whitmire is still providing services to us or, if he is no longer providing services to us, it is because his position or compensation following the "change of control" are not substantially equivalent to what they were prior to the "change of control." No stock options were held by Mr. Whitmire as of December 31, 2006.

        The following definitions apply to the termination and change of control provisions in the employment agreements and stock option grant agreements.

        A termination for "cause" occurs under our employment agreement with Ms. DeMarse if we terminate her employment for any of the following reasons:

  •
  willful and continued failure to substantially perform the material duties and obligations of her position;

  •
  any proven act of personal dishonesty or fraud intended to result in gain to her at the expense of our company;

  •
  intentional or reckless violation of a federal or state law or regulation applicable to our business, which is reasonably likely to be injurious to us;

  •
  conviction of, or plea of guilty or nolo contendere to, a felony under federal or state law, excluding felonies (a) for minor traffic violations (b) for vicarious liability or (c) which our board of directors reasonably determines do not negatively impact our image or interests; or

  •
  breach of certain terms of the confidentiality, employee innovations and proprietary rights assignment;

provided, however, that the foregoing events shall not constitute "cause" if the event is capable of being cured and Ms. DeMarse cures such event within 15 days of receiving the required cure notice from us.

        A termination for "cause" occurs under our employment offer letter with Mr. Whitmire if we terminate his employment for any of the following reasons:

  •
  theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit or falsification of company documents;

  •
  failure to abide by our code of conduct or other policies, including confidentiality and reasonable workplace conduct;

  •
  unauthorized use, misappropriation, destruction or diversion of any asset or corporate opportunity;

  •
  any intentional act that has a material detrimental effect on our reputation or business;

  •
  repeated failure or inability to perform any reasonably assigned duties, after written notice and a reasonable opportunity to cure;

  •
  material breach of his employment agreement; or

  •
  a conviction of, or plea of guilty or nolo contendere to, to any criminal act involving fraud, dishonesty, misappropriation or moral turpitude, or which impairs his ability to perform his duties with our company.

        A termination for "good reason" occurs under our employment agreement with Ms. DeMarse if she terminates her employment for any of the following reasons:

  •
  her duties, authority or responsibilities are materially reduced, or her title or reporting is changed, in any such case, without her consent, unless resulting from our being acquired by and made part of a larger entity;

  •
  she is removed from our board of directors or the board of directors of our operating company subsidiary, unless resulting from our being acquired by and made part of a larger entity;

  •
  any reduction in her base salary or the kind and level of her employee benefits, unless part of a reduction in expenses or benefits generally affecting our senior executives; or

  •
  we materially breach our employment agreement or indemnity agreements with her and do not cure the breach within 30 days after receiving notice from her.

If Ms. DeMarse terminates her employment for "good reason" and we later discover that her conduct would have entitled us to terminate her for "cause," then the termination of her employment shall be deemed to have been for "cause" and she will be required to pay back to us all amounts received for termination for "good reason."

        "Change of Control" means, under our employment agreement with Ms. DeMarse:

  •
  any acquisition of us or our operating company subsidiary, unless our stockholders prior to the transaction will hold a majority of the voting power of the surviving or acquiring entity;

  •
  the sale of substantially all of the assets of us or our operating company subsidiary;

  •
  the direct or indirect acquisition of shares representing a majority of our voting power; or

  •
  the dissolution or liquidation of us or our operating company subsidiary;

provided, however, that a change of control shall not include any transfer of ownership of our operating company subsidiary to another wholly-owned subsidiary of ours.

        "Change of Control" means, under our employment offer letter with Mr. Whitmire:

  •
  the sale or exchange of more than 50% of our voting stock, a merger, consolidation or sale, or an exchange or transfer of substantially all of our assets, if our stockholders before any such transaction do not retain after such transaction, in substantially the same proportions, ownership of more than 50% of the voting power of the successor corporation or the entity to which the assets were transferred; or

  •
  the liquidation or dissolution of our company.

Recent Option Grants

        No stock options were granted during the fiscal year ended December 31, 2006 to any of the named executive officers. However, in April 2007 our board of directors granted the following options to purchase common stock to the following executive officers:

Jody Farmer	59,316
Cesar Gonzalez	91,481
Edward Newhouse	84,444
Christopher J. Speltz	84,444
Wendy Stahl	59,316
Jeff Whitmire	146,740

        These options have an exercise price of $0.79 per share and 25% of the shares subject to each option vest on the first year anniversary of the date of grant and then vest ratably over a three-year period.

Employee Benefit and Stock Plans

Incentive Bonus Plan

        In February 2007, our board of directors adopted a cash incentive plan, the 2007 Incentive Bonus Plan. Our 2007 Incentive Bonus Plan is intended to provide an incentive for business performance, reward contributions towards goals consistent with our business strategy and enable us to attract and retain highly qualified executive officers and key employees. The 2007 Incentive Bonus Plan provides for the payment of cash bonuses to employees who are considered management level, including the named executive officers, and certain other employees. The cash bonus plan is administered by the board of directors, which has full authority to select participants, set bonus amounts and fix performance targets.

        Bonuses are determined based on the achievement of certain financial and operational benchmarks including quarterly and annual adjusted EBITDA, quarterly and annual revenue growth and individual performance goals identified prior to the commencement of each fiscal year. The target bonus amounts are payable when target levels for each component are achieved. The bonuses are paid in cash and will generally be paid after our annual financial results have been audited after the end of the fiscal year. A 40% weight in will apply to each of adjusted EBITDA and revenue performance objectives and a 20% weighting will apply to the individual's performance goals. A quarterly bonus payout may occur for the first three quarters, at our discretion.

        Following the completion of this offering, the 2007 Incentive Bonus Plan will be administered by our compensation committee, whose determination on all matters relating to the cash bonus plan will be final and binding. At the beginning of each year, the compensation committee will select the eligible participants in our 2007 Incentive Bonus Plan, establish the performance goals for that year, and determine target incentive bonuses for the participants. At the end of each performance period, the compensation committee will certify whether the performance goals have been met with respect to the given year. The compensation committee will be entitled to amend, suspend or terminate the cash bonus plan at any time in its sole discretion.

2006 Stock Plan

        Our 2006 Stock Plan, or the 2006 Plan, was adopted by our board of directors on October 30, 2006 and approved by our stockholders on October 30, 2006. Our 2006 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and for the grant of nonstatutory stock options and stock purchase rights to our employees, consultants and directors.

        We have reserved a total of 1,027,405 shares of common stock for issuance under the 2006 Plan. As of June 30, 2007, options to purchase 845,222 shares of common stock were outstanding and 182,183 shares were available for future grant under the 2006 Plan. Upon completion of this offering, any shares reserved for future issuance and not covered by outstanding awards will become available for grant under our 2007 Plan, and we will no longer grant any awards under the 2006 Plan.

        Our board of directors currently administers the 2006 Plan and has the power to:

  •
  determine the persons to whom, and the time or times at which an option or stock purchase right will be granted and the number of shares of stock subject to each grant;

  •
  designate options as incentive stock options or nonqualified stock options;

  •
  determine the terms, conditions and restrictions applicable to each grant, including the exercise price, the vesting schedule and exercisability of each grant, the expiration of each grant, and the form of consideration payable upon exercise;

  •
  accelerate, continue, extend or defer the exercisability of any grant or the vesting of any shares acquired upon the exercise thereof, including the period following an employee participant's termination; and

  •
  interpret the 2006 Plan and the obligations of participants under the 2006 Plan.

        Unless otherwise determined by the board of directors, the 2006 Plan generally does not allow for the sale, assignment or transfer of awards under the 2006 Plan other than by will or the laws of descent and distribution, and may be exercised only during the lifetime of the participant and only by such participant or participant's guardian or legal representative.

        With respect to all incentive stock options granted under the 2006 Plan, the exercise price must not be less than the fair market value of a share of our common stock on the date of grant. With respect to all nonstatutory stock options granted under the 2006 Plan, the exercise price must not be less than 85% of the fair market value of our common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any option granted must not be less than 110% of the fair market value on the date of grant. Notwithstanding the foregoing, an option may be granted with an exercise price lower than the minimum exercise price set forth above, if such option is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of Section 424(a) of the Code.

        The term of an option may not exceed ten years after the date of grant, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the date of grant, the term must not exceed five years and with the exception of an option granted to an officer, director or consultant, no option shall become exercisable at a rate less than 20% per year over a period of five years from the date of grant, subject to the participant's continued service to us.

        Awards granted under the 2006 Plan must generally be exercised within 30 days after the end of the optionee's status as our employee, director or consultant, within six months after the optionee's termination by disability or 12 months after the optionee's termination by death, but in no event later than the expiration of the award's term. If the termination is for cause, the option shall terminate immediately.

        Stock purchase rights may also be granted under our 2006 Plan. Stock purchase rights are rights to purchase shares of our common stock that vest in accordance with terms and conditions established by our board of directors. Our board of directors may determine the number of shares subject to a stock purchase right granted to any employee, director or consultant. Our board of directors may impose whatever conditions to vesting it determines to be appropriate. The purchase price under each stock purchase right will be established by our board of directors, provided that the purchase price will be (a) at least 85% of the fair market value of a share of our common stock either on the date of grant or on the date on which the purchase is consummated and (b) that the purchase price per share under a stock purchase right granted to a participant who owns 10% of the voting power of all classes of our outstanding stock as of the date of grant will be at least 100% of the fair market value of a share of our common stock either on the date of grant or on the date on which the purchase is consummated. Unless our board of directors determines otherwise, we have a repurchase option exercisable upon termination of the participant's service with us. The option to repurchase shall be for the purchase price paid by the participant for any shares acquired by the participant which remain subject to vesting; however, with the exception of shares acquired pursuant to a stock purchase right by an officer, director or consultant, our repurchase option must lapse at a rate of 20% of the shares per year over a five-year period from the date of grant of the stock purchase right and the repurchase option must be exercised for cash or cancellation of purchase money indebtedness for the shares within 90 days following the participant's termination of service to us.

        Our 2006 Plan provides that in the event of certain change in control transactions the successor corporation may either assume or substitute an equivalent award with respect to each outstanding award under the 2006 Plan. Our board of directors may, within its sole discretion, choose to accelerate vesting of outstanding options or shares acquired upon the exercise of the options. Our board of directors may also, within its sole discretion, choose to cancel each option in exchange for payment for each vested share of stock subject to the cancelled option in either cash, stock or other property with a fair market value equal to the fair market value of the price per share of stock in the change in control transaction. With respect to stock purchase rights, upon a change in control, the successor corporation may either assume or substitute an equivalent stock purchase right with respect to an outstanding stock purchase right under the plan. Any stock purchase rights which are neither assumed nor substituted will terminate.

        Our board of directors has the authority to amend, alter, suspend or terminate the 2006 Plan, provided that such action does not impair the rights of any participant without the written consent of such participant.

2007 Equity Incentive Plan

        Our 2007 Equity Incentive Plan, or 2007 Plan, was adopted by our board of directors in August 2007 and, subject to approval by our stockholders, it will become effective upon completion of this offering. The 2007 Plan provides for the grant of cash awards, stock options, stock appreciation rights, stock units and other similar stock awards. Options granted under the 2007 Plan may be either "incentive stock options," as defined under Section 422 of the Code, or nonstatutory stock options. The 2007 Plan will terminate in 2017 unless it is extended or terminated earlier pursuant to its terms.

        We have reserved a total of                        shares for issuance under the 2007 Plan. Shares subject to awards granted under the 2007 Plan that are cancelled, expire or are forfeited shall be available for re-grant under the 2007 Plan. All of the shares remaining available for future grant under the 2006 Plan will be available for grant under the 2007 Plan. The number of shares reserved for issuance under the 2007 Plan will be increased on January 1 of each year, beginning January 1, 2008 and for 10 years thereafter, by a number of shares that is equal to the least of:

  •
  shares;

  •
  % of the number of our outstanding shares as of the last day of the proceeding fiscal year; or

  •
  a number of shares set by our board of directors.

        Our compensation committee will administer the 2007 Plan.

        Subject to any required action by our stockholders, the number and kind of shares covered by each outstanding award, the price per share subject to each outstanding award and the share limitations as set forth in the 2007 Plan (including the number of shares available for issuance under the 2007 Plan and the                        share limit per participant per year) will each be proportionally adjusted for any increase or decrease in the number or kind of issued shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of our stock, or any other increase or decrease in the number of issued shares of our stock effected without receipt of consideration by us.

        Awards granted under the 2007 Plan must generally be exercised within 30 days after the end of the optionee's status as our employee, director or consultant, within six months after the optionee's termination by disability or within 12 months after the optionee's termination by death, but in no event later than the expiration of the award's term. If the termination is for cause, the option shall terminate immediately. The aggregate number of shares subject to awards granted under the 2007 Plan during any calendar year to any one participant shall not exceed                         shares, except that in

connection with his or her first commencing service with us, a participant may be granted awards covering up to an additional                        shares during the year in which such service commences.

        The exercise price of all incentive stock options granted under the 2007 Plan must be at least equal to the fair market value of the common stock on the date of the grant. The exercise price of all nonstatutory stock options granted under the 2007 Plan must be no less than 85% of the fair market value of the common stock on the date of the grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option must at least equal 110% of the fair market value on the grant date and have a term not exceeding five years. The term of all other options granted under the 2007 Plan may not exceed ten years.

        Our compensation committee may grant stock awards (including shares of restricted stock) or restricted stock units as payment of a bonus, as payment of any other compensation obligation, upon the occurrence of a special event or as otherwise determined by our compensation committee. The terms and conditions of a stock award will be contained in a separate award agreement. Shares may be granted under the 2007 Plan as stock awards without requiring the participant to pay us any amount for the common stock subject to the award. Vesting and the lapse of restrictions on such stock awards may be conditioned upon the satisfaction of certain service requirements or the achievement of performance goals determined by the administrator. Recipients of restricted shares may have voting rights and may receive dividends on the granted shares prior to the time the restrictions lapse.

        The 2007 Plan provides for the grant of stock appreciation rights ("SARs"). A SAR entitles the participant to receive the amount by which the fair market value of a specified number of shares on the exercise date exceeds the exercise price of the SAR. The excess amount will be payable in shares, cash or in a combination thereof, as determined in the award agreement. The grant and/or vesting of a SAR may be made contingent upon the satisfaction of certain service requirements or the achievement of objective performance conditions.

        The 2007 Plan provides for the grant of cash awards. Each cash award will contain target and maximum cash amounts payable to participants with such awards based on the performance and level of achievement versus the pre-established criteria to be determined by our compensation committee.

        Generally, in the event of a merger or consolidation in which we are not the surviving corporation, the sale of substantially all of our assets, the acquisition, sale, or transfer of a controlling interest of our outstanding shares by tender offer or similar change of control transaction as determined by our board of directors or compensation committee, any or all outstanding awards may be assumed or substituted by the surviving or acquiring entity. In the event such successor corporation (if any) does not assume or substitute awards, our board of directors may, in its discretion, (i) provide for the assumption or substitution of or adjustment of each award, (ii) accelerate the vesting of all options and terminate any restrictions on stock awards, or (iii) provide for the termination of awards on such terms and conditions as it deems appropriate, including providing for the cancellation of awards for a cash or other payment to the participant.

        The board of directors may amend, alter or discontinue the 2007 Plan. However, we will obtain stockholder approval for any amendment to the 2007 Plan to the extent necessary to comply with applicable laws and The NASDAQ Global Market listing requirements. Generally, no such action by the board of directors or stockholders may alter or impair any outstanding award without the consent of the holder. In addition, no amendment shall be made that would reduce the exercise price of outstanding options without the written consent of the stockholders.

Limitation on Liability and Indemnification Matters

        Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our other employees and agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

  •
  any breach of the director's duty of loyalty to us or to our stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or unlawful stock repurchases or redemptions; and

  •
  any transaction from which the director derived an improper personal benefit.

        If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director's duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

        In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we entered into indemnification agreements with each of our current directors, officers, and some other employees before the completion of this offering. These agreements provide for the indemnification of our directors, officers, and such other employees for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Rule 10b5-1 Sales Plans

        Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the Rule 10b5-1 plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

TRANSACTIONS WITH RELATED PERSONS

Transactions and Relationships with Directors, Officers and 5% Stockholders

        We describe below transactions and series of transactions, since our inception, to which we were a participant or will be a participant, in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  a director, executive officer, beneficial owner of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Our Formation, Capitalization and Corporate History

Formation of Original Holding Company

        DeMarseCo, Inc. was incorporated in Delaware on December 28, 2005. It was capitalized by the issuance and sale of shares of common stock at the price of $0.001 per share as follows:

  •
  586,636 shares purchased by Elisabeth H. DeMarse, our President and Chief Executive Officer and a director;

  •
  202,548 shares purchased by Philip S. Siegel, a director and a partner in Austin Ventures, a principal stockholder;

  •
  202,548 shares purchased by David Lack, a venture partner in Austin Ventures; and

  •
  8,267 shares purchased by Brett Shobe, an employee of Austin Ventures.

        DeMarseCo, Inc. was also capitalized by the issuance of convertible promissory notes to Austin Ventures VIII, L.P. in the principal amount of $500,000 on December 28, 2005 and $500,000 on September 15, 2006. The notes were issued with an annual rate of interest of 4.4%, payable at maturity.

Formation and Spin-Out of Operating Company

        On August 25, 2006, DeMarseCo, Inc. and Austin Ventures, L.P. signed a letter of intent and exclusivity letter to acquire substantially all of the assets of CreditCards.com, L.P. In order to pursue this acquisition opportunity, DeMarseCo, Inc. formed DeMarseCo Holdings, Inc. as a wholly-owned subsidiary on September 15, 2006 and DeMarseCo Holdings, Inc. issued 1,000,000 shares of its common stock to DeMarseCo, Inc. On September 20, 2006, DeMarseCo Holdings, Inc., DeMarseCo, Inc. and all of its stockholders and its note holders entered into a restructuring agreement. Pursuant to the restructuring agreement, the following occurred:

  •
  DeMarseCo, Inc. assigned to DeMarseCo Holdings, Inc. the CreditCards.com, LP. asset acquisition opportunity;

  •
  In order to fairly divide the expenses incurred by DeMarseCo, Inc. in identifying and pursuing the acquisition of CreditCards.com, L.P., DeMarseCo Holdings, Inc. assumed the obligation to repay $500,000 of the $1,000,000 aggregate principal amount of convertible promissory notes issued by DeMarseCo, Inc. to Austin Ventures VIII, L.P., plus accrued but unpaid interest, and DeMarseCo, Inc. transferred $150,000 in cash to DeMarseCo Holdings, Inc. The principal amount of $500,000 and accrued interest in the amount of $10,578 was later cancelled in connection with Austin Ventures' purchase of shares of Series A convertible redeemable preferred stock of DeMarseCo Holding, Inc.'s new parent company. See "—Formation of New Holding Company and Acquisition of Operating Company" below;

  •
  Elisabeth H. DeMarse's employment was transferred from DeMarseCo, Inc. to DeMarseCo Holdings, Inc.;

  •
  Elisabeth H. DeMarse surrendered to DeMarseCo, Inc. 503,963 of her shares of DeMarseCo, Inc. common stock in exchange for 577,779 shares of common stock of DeMarseCo Holdings, Inc. that were owned by DeMarseCo, Inc.;

  •
  DeMarseCo, Inc. spun-out DeMarseCo Holdings, Inc. by distributing as a dividend pro rata to the stockholders of DeMarseCo, Inc. the remaining 422,221 shares of common stock of DeMarseCo Holdings, Inc. owned by DeMarseCo, Inc., which resulted in the receipt of DeMarseCo Holdings, Inc. common stock in the following amounts:

  •
  172,407 shares received by Philip S. Siegel;
  •
  172,407 shares received by David Lack;
  •
  70,370 additional shares received by Elisabeth H. DeMarse; and
  •
  7,037 shares received by Brett Shobe.

Formation of New Holding Company and Acquisition by Operating Company

        On October 20, 2006, CCCI Holdings, Inc, was incorporated in Delaware. On October 30, 2006, DeMarseCo Holdings, Inc. acquired substantially all of the assets of CreditCards.com, L.P. and shortly thereafter changed its name to CreditCards.com, Inc. (see "—Acquisition of Assets from CreditCards.com, L.P." below). In connection with and immediately prior to the acquisition, the stockholders of DeMarseCo Holdings, Inc. transferred all 1,000,000 outstanding shares of common stock of DeMarseCo Holdings, Inc. to CCCI Holdings, Inc. in exchange for 1,000,000 shares of common stock of CCCI Holdings, Inc., making DeMarseCo Holdings, Inc. a wholly-owned subsidiary of CCCI Holdings, Inc. The number of shares of common stock of CCCI Holdings, Inc. received in the exchange by each stockholder of DeMarseCo Holdings, Inc. was:

  •
  648,149 shares received by Elisabeth H. DeMarse;

  •
  172,407 shares received by Philip S. Siegel;

  •
  172,407 shares received by David Lack; and

  •
  7,037 shares received by Brett Shobe.

        To provide DeMarseCo Holdings, Inc. with adequate funds for the acquisition, CCCI Holdings, Inc. contributed as capital to DeMarseCo Holdings, Inc. $62,984,675 in cash and issued 2,111,106 shares of Series A-1 convertible redeemable preferred stock of CCCI Holdings, Inc. at a price per share of $7.82. The cash contributed by CCCI Holdings, Inc. represented substantially all of the proceeds from the issuance by CCCI Holdings, Inc. of 9,935,529 shares of its Series A convertible redeemable preferred stock at the price of $6.390727 per share to the following investors:

  •
  3,910,262 shares purchased by Austin Ventures VIII, L.P. and 79,894 shares issued to Austin Ventures VIII, L.P. in exchange for cancellation of $510,578 of indebtedness owed by DeMarseCo Holdings, Inc. to Austin Ventures VIII, L.P.;

  •
  4,596,772 shares purchased by Austin Ventures IX, L.P.;

  •
  876,269 shares purchased by American Capital Strategies, Ltd., a principal stockholder and lender (see "—Credit Agreement" below);

  •
  375,545 shares purchased by American Capital Equity I, LLC, an affiliate of American Capital Strategies, Ltd.;

  •
  78,238 shares purchased by Elisabeth H. DeMarse;

  •
  6,813 shares purchased by John Durrett, an employee of Austin Ventures;

  •
  3,912 shares purchased by Philip S. Siegel;

  •
  3,912 shares purchased by David Lack; and

  •
  3,912 shares purchased by Brett Shobe.

2007 Financing by New Holding Company

        On February 12, 2007, CCCI Holdings, Inc. issued and sold additional shares of its Series A convertible redeemable preferred stock at the price of $6.390727 per share to the following investors:

  •
  35,207 shares purchased by Christopher J. Speltz, our Chief Financial Officer, Vice President Finance and Secretary; and

  •
  13,613 additional shares purchased by Elisabeth H. DeMarse.

Redemption of Stock by New Holding Company

        On June 18, 2007, all preferred stock of CCCI Holdings, Inc. was converted and then redeemed for cash plus the payment of accrued dividends (see "—Redemption of Preferred Stock" below).

2007 Name Changes

        In July 2007, CreditCards.com, Inc. (f/k/a DeMarseCo Holdings, Inc.), our operating company, changed its name to CCRD Operating Company, Inc. and CCCI Holdings, Inc., our holding company and the issuer of the shares of common stock being offered in this offering, changed its name to CreditCards.com, Inc.

Acquisition of Assets from CreditCards.com, L.P.

        We acquired substantially all of the assets CreditCards.com, L.P. on October 30, 2006. As consideration for the acquired assets, we paid $133.8 million in cash and issued 2,111,106 shares of Series A-1 convertible redeemable preferred stock at a price per share of $7.82. CreditCards.com, L.P. was a privately held limited partnership, the general partner of which was controlled by Daniel H. Smith, who is a principal stockholder of our company. In connection with such sale, Mr. Smith and affiliated entities received gross cash proceeds of $97.7 million. The President of CreditCards.com, L.P. and the President of its general partner was Jeff Whitmire, who is now our Vice President, Operations. In connection with the acquisition, Mr. Smith and CreditCards.com, L.P. entered into non-competition and non-solicitation agreements with us. The non-competition and non-solicitation restrictions applicable to Mr. Smith are worldwide in scope and expires on October 30, 2012.

        In conjunction with our acquisition of substantially all of the assets of CreditCards.com, L.P., we entered into an independent contractor agreement with Daniel H. Smith. Mr. Smith controlled the general partner of CreditCards.com, L.P. and currently is one of our principal stockholders. The agreement provides that Mr. Smith will provide consulting services in the development of strategic vision and initiatives in support of our products and services and other services as requested by us from time to time. As compensation for services performed under the agreement, Mr. Smith is to receive $1,000 for each day he works as a consultant for us. He has agreed to devote a minimum of four days each month to us and more if mutually agreed. We paid Mr. Smith consulting fees totaling $13,000 in 2006 and $15,236 though June 30, 2007 pursuant to this agreement. The agreement can be terminated at any time by either party. In August 2007, we granted to Mr. Smith fully-vested options to purchase 106,593 shares of common stock at an exercise price of $19.45 per share. These options were granted pursuant to the terms of the prior acquisition transaction documents which provided that such options would be granted in connection with an extraordinary transaction.

        We financed the acquisition through proceeds of approximately $63 million from the issuance of 9.9 million shares of Series A convertible redeemable preferred stock to various related persons, as set forth above under "—Our Formation, Capitalization and Corporate History," and the proceeds from $75 million of secured term loans provided by American Capital Strategies, Ltd. (see "—Credit Agreement" below), which also became one of our principal stockholders at the time of making those loans (see "—Our Formation, Capitalization and Corporate History" above).

Consulting Agreement with BPO Newco II, Inc.

        On October 23, 2006, we entered into an amended and restated letter agreement with BPO Newco II, Inc., which amended an agreement between the parties dated September 20, 2006. The President of BPO Newco II, Inc. is Philip S. Siegel, who is a director of our company and a partner with Austin Ventures. The agreement provides that BPO Newco II, Inc. will provide assistance to us in developing, reviewing and considering certain proposals and suggestions relating to the management of our business, including information with respect to potential acquisition targets. As compensation for services performed under the agreement, BPO Newco II, Inc. receives $100,000 per calendar quarter. We paid BPO Newco II, Inc. fees totaling $100,000 in 2006 and $200,000 through June 30, 2007. The agreement provides that it will not terminate until both Philip S. Siegel and David Lack are no longer employees of BPO Newco II, Inc. BPO Newco, Inc. is required to remit approximately 53.5% of any fees it receives from us to AV Partners IX, L.P., an entity affiliated with Austin Ventures. In August 2007, the parties mutually agreed to terminate this agreement effective upon the closing of this offering upon the payment by us to BPO Newco II, Inc. of $1.6 million.

Relationship with Austin Ventures

        After completion of this offering, Austin Ventures and its affiliates will beneficially own        % of our outstanding common stock, assuming no exercise of the underwriters' over-allotment option, and        % if the over-allotment option is exercised in full.

Board of Directors

        Kenneth P. DeAngelis, Craig L. Milius, and Philip S. Siegel, partners of Austin Ventures, serve as members of our board of directors.

Redemption of Preferred Stock

        In June 2007, in connection with the amended and restated credit agreement with American Capital that, among other things, increased the amount of our borrowings under our original credit agreement with American Capital described below under "—Credit Agreement," we declared dividends and converted and redeemed all of our outstanding preferred stock. We entered into a redemption agreement with all holders of our preferred stock. The redemption agreement provided for the following:

  •
  The conversion of each share of Series A convertible redeemable preferred stock into one share of Series B Redeemable Preferred Stock and one share of common stock;

  •
  The conversion of each share of Series A-1 convertible redeemable preferred stock into one share of Series B-1 Redeemable Preferred Stock and one share of common stock;

  •
  The redemption of each share of Series B redeemable preferred stock at a price of $6.390727 per share plus accrued dividends through the date of redemption; and

  •
  The redemption of each share of Series B-1 redeemable preferred stock at a price of $7.818057 per share plus accrued dividends through the date of redemption.

        The following table sets forth the number of shares redeemed and the cash proceeds received by each of our executive officers, directors and principal stockholders (and their affiliates) from the dividends and the redemption, and also shows the expected cash proceeds each will receive from this offering:

				Amount of Accrued Dividends Through June 18, 2007		Offering Proceeds(1)
Seller	Class of Redeemable Preferred Stock	Number of Shares	Original Purchase Price		Redemption Proceeds	Assuming No Exercise of Over-Allotment Option		Assuming Full Exercise of Over-Allotment Option
Austin Ventures VIII, L.P.(2)	Series B	3,990,156	$25,499,997.68	$1,291,068.38	$26,791,066.06	$		$
Austin Ventures IX, L.P.(2)	Series B	4,596,772	29,376,714.93	1,487,347.10	30,864,062.03
American Capital Strategies, Ltd.(2)	Series B	876,269	5,599,995.96	283,528.56	5,883,524.52
American Capital Equity 1, LLC(2)	Series B	375,545	2,400,005.57	121,512.61	2,521,518.18
Elisabeth H. DeMarse(2)(3)(4)	Series B	91,851	586,994.67	27,641.23	614,635.90		—		—
Philip S. Siegel(2)(3)	Series B	3,912	25,000.52	1,265.78	26,266.30
John Durrett(2)	Series B	6,813	43,540.02	2,204.44	45,744.46
David Lack(2)	Series B	3,912	25,000.52	1,265.78	26,266.30
Brett Shobe(2)	Series B	3,912	25,000.52	1,265.78	26,266.30
Christopher J. Speltz(4)	Series B	35,207	224,998.33	6,016.39	231,014.72		—		—
Daniel H. Smith(2)	Series B-1	2,111,106	16,504,747.04	835,637.60	17,340,384.64

Total		12,095,455	$80,311,995.76	$4,058,753.65	$84,370,749.41	$		$

(1)
Based on an assumed public offering price of $            per share (the mid-point of the estimated price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions but before deducting the estimated expenses of the offering payable by the selling stockholders.

(2)
Principal stockholder (or its affiliate).

(3)
Director.

(4)
Executive officer.

Credit Agreement

        On October 30, 2006, in connection with the acquisition of substantially all of the assets of CreditCards.com, L.P., we entered into a credit agreement with American Capital Financial Services, Inc, as agent and American Capital Strategies, Ltd. and affiliated entities as lenders. Entities affiliated with American Capital are principal stockholders of ours. The credit agreement provided for a six-year revolving credit facility of up to $3 million and four six-year term loans totaling $75 million. Substantially all of our assets were pledged as collateral for the loans. The revolving credit facility bore interest at the annual rate of 11.40% and the four term loans bore interest at the annual rates of 10.90%, 11.15%, 11.65% and 11.90%, respectively. Interest was payable monthly. The term loans required principal payments totaling $187,500 per quarter beginning January 1, 2007. We used the proceeds of the $75 million of term loans to pay a portion of the purchase price of the acquisition.

        Concurrently with the execution of the credit agreement on October 30, 2006, American Capital Strategies, Ltd. purchased from us 876,269 shares of our Series A convertible redeemable preferred stock for a total payment of $5.6 million and became one of our principal stockholders. At the same time, its affiliate, American Capital Equity I, LLC purchased from us 375,545 shares of our Series A convertible redeemable preferred stock for a total payment of $2.4 million. Those shares were converted and redeemed in June 2007 as described above in "—Redemption of Preferred Stock."

        On June 18, 2007, we amended and restated this credit agreement to refinance the loans and increase the six-year secured revolving credit facility to $5.5 million (including a $2.5 million letter of credit facility), to increase the six-year secured term loans to an aggregate principal of $130.9 million and to add $23.9 million aggregate principal amount of seven-year unsecured convertible junior pay-in-kind notes. Substantially all of our assets have been pledged as collateral for the term and revolving loans. The revolving credit facility now bears interest at the annual rate of 11% and the four term loans now bear interest at the annual rates of 10.25%, 10.75%, 11.25% and 11.75%, respectively. The pay-in-kind notes bear interest at the annual rate of 15%. We pay interest monthly on all of these loans. We used the additional funds borrowed under the amended and restated credit agreement to fund the redemption and payment of dividends on all of our preferred stock. As of June 30, 2007, we had outstanding $130.9 million of term loans, $23.9 million of pay-in-kind notes and $2.5 million of letters of credit. We intend to use a portion of the proceeds of this offering to repay a portion of the loans outstanding under the amended and restated credit agreement. See "Use of Proceeds."

        Through June 30, 2007, we have paid a total of $5.5 million in interest pursuant to the original credit agreement and the amended and restated credit agreement. In addition, in connection with the refinancing of our original credit agreement, we repaid the entire $75 million principal amount outstanding as of June 18, 2007 when we entered into the amended and restated credit agreement.

Indemnification Agreements

        We have entered into indemnification agreements with each of our current directors, officers and some employees. These agreements provide for the indemnification of our directors, officers and some employees for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents and provides for the advancement of expenses to such persons subject to certain limitations and restrictions. We believe that these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

Investors' Rights Agreement

        Pursuant to our Investors' Rights Agreement, the stockholders who are parties to the agreement will have registration rights with respect to their shares of common stock following this offering. See "Description of Capital Stock—Registration Rights."

Policies and Procedures for Transactions with Related Persons

        Prior to the consummation of this offering, we will adopt a written related person transaction policy, which will set forth our policies and procedures for the review, approval, ratification and disclosure by the audit committee of our board of directors of all transactions with related persons. In accordance with this policy, our audit committee will have overall responsibility for the implementation and compliance with this policy.

        For the purposes of the policy, a "related person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeds $50,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A "related person transaction" does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship, which has been reviewed and approved by our board of directors or its compensation committee.

        Our policy will require that notice of a proposed related person transaction be provided to the chair of our audit committee prior to entering into such transaction. If the chair of our audit committee determines that such transaction is a related person transaction, the proposed transaction will be submitted to our audit committee for consideration at its next meeting. Under the policy, our audit committee may only approve those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders. In the event we become aware of a related person transaction that has not been previously reviewed, approved or ratified under our policy and that is ongoing or is completed, the transaction will be submitted to the audit committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

        Our policy will also provide that the audit committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will also make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware. Before the completion of this offering, our audit committee will review and consider for ratification all transactions with related persons described above.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our common stock at June 30, 2007 and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

  •
  each named executive officer;

  •
  each of our directors;

  •
  each person known to us to be the beneficial owner of more than 5% of our common stock;

  •
  each selling stockholder; and

  •
  all of our executive officers and directors as a group.

        Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o CreditCards.com, Inc., 13809 Research Blvd., Suite 906, Austin, Texas 78750. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 13,095,455 shares of common stock outstanding on June 30, 2007.

        In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 2007. We did not deem these shares to be outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

							Shares Beneficially Owned After the Offering if Underwriters' Option is Exercised in Full
						Number of Shares to be Sold if Underwriters' Option is Exercised in Full
	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner			Number of Shares Offered
	Number	Percent		Number	Percent		Number	Percent
5% Stockholders:
Entities affiliated with Austin Ventures(1)	8,586,928	65.6%
Entities affiliated with American Capital(2)	1,251,814	9.6%
Daniel H. Smith(3)	2,111,106	16.1%
Executive Officers and Directors:
Elisabeth H. DeMarse	740,000	5.7%
Christopher J. Speltz	35,207	*
Jeff Whitmire	—	—
Kenneth P. DeAngelis(4)	8,586,928	65.6%
Lawrence S. Kramer	—	*
Craig L. Milius(5)	8,586,928	65.6%
Philip S. Siegel(6)	8,763,247	66.9%

All Executive Officers and Directors as a Group (11 people)	951,526	7.3%
Other Selling Stockholders:
John Durrett(7)	6,813	*
David Lack(8)	176,319	1.3%
Brett Shobe(9)	10,949	*

(1)
Includes 4,596,772 shares held by Austin Ventures IX, L.P. and 3,990,156 shares held by Austin Ventures VIII, L.P. The sole general partner of Austin Ventures IX, L.P. is AV Partners IX, L.P. and the sole general partner of AV Partners IX, L.P. is AV Partners IX, LLC. Joseph C. Aragona, Kenneth P. DeAngelis, John D. Thornton, Blaine F. Wesner, Christopher A. Pacitti, Venugopal R. Shamapant, Philip S. Siegel, and Craig L. Milius are members of or are associated with AV Partners IX, LLC and may be deemed to share voting and dispositive power over the shares held by Austin Ventures IX, L.P. The sole general partner of Austin Ventures VIII, L.P. is AV Partners VIII, L.P. Joseph C. Aragona, Kenneth P. DeAngelis, John D. Thornton, Blaine F. Wesner, Christopher A. Pacitti, Venugopal R. Shamapant, Philip S. Siegel, and Craig L. Milius are partners of or are associated with AV Partners VIII, L.P. and may be deemed to share voting and dispositive power over the shares held by Austin Ventures VIII, L.P. Such persons and entities disclaim beneficial ownership of shares held by Austin Ventures IX, L.P. and Austin Ventures VIII, L.P. except to the extent of any pecuniary interest therein. The address of Austin Ventures is 300 West 6th Street, Suite 2300, Austin, Texas 78701. For a discussion of our material relationships with Austin Ventures within the past three years, see "Transactions with Related Persons."

(2)
Includes 375,545 shares held by American Capital Equity 1, LLC ("ACE") and 876,269 shares held by American Capital Strategies, LTD ("ACAS"). American Capital Equity Management, LLC ("ACEM"), a wholly owned subsidiary of ACAS, acts as the manager of ACE. ACE is a separate and distinct entity in which ACAS holds no equity interest. As the manager of ACE and pursuant to an operating agreement, ACEM exercises voting power on behalf of ACE. In addition, Bowen S. Diehl and Douglas M. Kelley may be deemed to have voting and/or investment control over the shares held by ACAS. ACE, ACEM, ACAS, Mr. Diehl, and Mr. Kelley disclaim beneficial ownership of the shares held by ACE except to the extent of any pecuniary interests therein. The address of American Capital is Bethesda Metro Center, 14th Floor, Bethesda Maryland, 20814. For a discussion of our material relationships with American Capital within the past three years, see "Transactions with Related Persons."

(3)
The address of Mr. Smith is 1420 Cypress Creek Road, Suite 200-402, Cedar Park, Texas 78613. For a discussion of our material relationships with Mr. Smith within the past three years see "Transactions with Related Persons."

(4)
Includes 4,596,772 shares held by Austin Ventures IX, L.P. and 3,990,156 shares held by Austin Ventures VIII, L.P. Mr. DeAngelis is a member of AV Partners IX, LLC (the general partner of the general partner of Austin Ventures IX, L.P.) and is also a general partner AV Partners VIII, L.P. (the general partner of Austin Ventures VIII, L.P.) and may be deemed to share voting and dispositive power with respect to all shares held by Austin Ventures IX, L.P. and Austin Ventures VIII, L.P. Mr. DeAngelis disclaims beneficial ownership of shares held by these funds except to the extent of his pecuniary interest therein.

(5)
Includes 4,596,772 shares held by Austin Ventures IX, L.P. and 3,990,156 shares held by Austin Ventures VIII, L.P. Mr. Milius has contractual voting rights with both AV Partners IX, LLC (the general partner of the general partner of Austin Ventures IX, L.P.) and AV Partners VIII, L.P. (the general partner of Austin Ventures VIII, L.P.) and may be deemed to share voting and dispositive power with respect to all shares held by Austin Ventures IX, L.P. and Austin Ventures VIII, L.P. Mr. Milius disclaims beneficial ownership of shares held by these funds except to the extent of his pecuniary interest therein.

(6)
Includes 176,319 shares held directly by Mr. Siegel, 4,596,772 shares held by Austin Ventures IX, L.P. and 3,990,156 shares held by Austin Ventures VIII, L.P. Mr. Siegel has contractual voting rights with both AV Partners IX, LLC (the general partner of the general partner of Austin Ventures IX, L.P.) and AV Partners VIII, L.P. (the general partner of Austin Ventures VIII, L.P.) and may be deemed to share voting and dispositive power with respect to all shares held by Austin Ventures IX, L.P. and Austin Ventures VIII, L.P. Mr. Siegel disclaims beneficial ownership of shares held by these funds except to the extent of his pecuniary interest therein. For a discussion of the material relationships Mr. Siegel has had with us and Austin Ventures with the past three years, see "Transactions with Related Persons."

(7)
Mr. Durrett is currently an employee of ours and was formerly employed by Austin Ventures. He acquired shares of our Series A convertible redeemable preferred stock in connection with the transactions related to our acquisition of substantially all of the assets of CreditCards.com, L.P., as described in "Transactions with Related Persons— Formation of New Holding Company and Acquisition by Operating Company." Such shares were converted and redeemed as described in "Transactions with Related Persons—Redemption of Preferred Stock."

(8)
Mr. Lack is a venture partner with Austin Ventures and was one of the affiliates of Austin Ventures who helped to form us in late December 2005. He is a stockholder in BPO Newco II, Inc., an entity to which we previously paid consulting fees as described in the "Transactions with Related Persons—Consulting Agreement with BPO Newco II, Inc." above. Mr. Lack acquired shares of Series A convertible redeemable preferred stock in connection with the transactions related to our acquisition of substantially all of the assets of CreditCards.com, L.P., as described in "Transactions with Related Persons— Formation of New Holding Company and Acquisition by Operating Company." Such shares were converted and redeemed as described in "Transactions with Related Persons—Redemption of Preferred Stock."

(9)
Mr. Shobe is an employee of Austin Ventures and was one of the affiliates of Austin Ventures who helped to form us in late December 2005. Mr. Shobe acquired shares of Series A convertible redeemable preferred stock in connection with the transactions related to our acquisition of substantially all of the assets of CreditCards.com, L.P., as described in "Transactions with Related Persons—Formation of New Holding Company and Acquisition by Operating Company." Such shares were converted and redeemed as described in "Transactions with Related Persons—Redemption of Preferred Stock."

DESCRIPTION OF CAPITAL STOCK

General

        Upon the closing of this offering, our amended and restated certificate of incorporation will authorize us to issue up to                shares of common stock, $0.001 par value per share, and up to                shares of preferred stock, $0.001 par value per share. The following information assumes the filing of our amended and restated certificate of incorporation upon the completion of this offering.

        As of June 30, 2007, there were outstanding:

  •
  13,095,455 shares of our common stock held by approximately 11 stockholders; and

  •
  845,222 shares of our common stock issuable upon exercise of outstanding stock options.

        The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Voting Rights

        Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

        Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

        In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

        Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

        Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to                 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

        As of June 30, 2007, there were no outstanding warrants to purchase shares of our common stock or preferred stock.

Registration Rights

        The holders of 13,095,455 shares of our capital stock are entitled under the Investors' Rights Agreement among us and Austin Ventures VIII, L.P., Austin Ventures IX, L.P., American Capital Strategies, Ltd., American Capital Equity I, LLC, Daniel H. Smith, Elisabeth H. DeMarse, John Durrett, Philip S. Siegel, Brett Shobe, David Lack and Christopher J. Speltz, which we refer to as the "Investors' Rights Agreement," to cause us, after this offering, to register under the Securities Act the sale of any such shares not sold in this offering. These shares are referred to as "registrable securities."

        Specifically, commencing six months after the closing of this offering, holders of a majority of the registrable securities who are parties to the Investors' Rights Agreement (herein referred to as the "Holders") may require us to prepare and file a registration statement under the Securities Act, at our expense, covering registrable securities with an aggregate anticipated offering price of at least $15,000,000. Under these demand registration rights, we are required to use our best efforts to cause the shares requested to be included in the registration statement, subject to customary conditions and limitations. If the registration requested by the Holders is in the form of an underwritten offering, and if the underwriter determines that marketing factors require a limitation of the number of securities underwritten, then the number of shares that may be included in the underwriting shall be allocated to the Holders on a pro rata basis based on the number of registrable securities held by all such Holders. We are not obligated to effect more than two of these demand registrations which have been declared and ordered effective. The Holders have agreed in writing with us not to exercise their registration rights during the 180 days following the date of this prospectus. However, in the event that either (1) during the last 17 days of the 180-day period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, then in each case the Holders have agreed not to exercise their registration rights until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such extension.

        Once we become eligible to file a registration statement on Form S-3, the Holders may require us to register these shares on Form S-3, not more than once in any six-month period, if such registration will generate anticipated aggregate net proceeds of at least $1,000,000, subject to specific conditions and limitations. We are not obligated to effect such registration after we have effected two on a Form S-3 in a twelve-month period and such registrations have been declared or ordered effective.

        The Holders are also entitled to piggyback registration rights with respect to any registration of our equity securities under the Securities Act other than specified excluded registrations. If we initiate a registration in the form of an underwritten offering, to participate, the Holders must accept the terms of the underwriting as agreed upon between the Company and the underwriters and, if requested, enter into an underwriting agreement and then only in such quantity as the underwriters determine will not jeopardize the success of the offering. If the total amount of securities requested by Holders to be included in such offering exceeds the amount of securities (sold other than by us) that the underwriters determine is compatible with the success of the offering, then we shall be required to include in the offering only that number of such securities that the underwriters determine will not jeopardize the success of the offering.

        All registration rights described above terminate no later than five years after this offering. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

        Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer, or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

        Our amended and restated certificate of incorporation will require a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

        These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

        We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

  •
  before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        In general, Section 203 defines business combination to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

        In general, Section 203 defines an "interested stockholder" as an entity or person who, together with the person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The NASDAQ Global Market Listing

        We have applied to have our common stock approved for quotation on The NASDAQ Global Market under the symbol "          ."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (718) 921-8254.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

        Based on the number of shares of common stock outstanding as of              , 2007, upon completion of this offering,         shares of common stock will be outstanding, assuming no exercise of options. All of the shares sold in this offering will be freely tradable unless held by our affiliates. The remaining 13,095,455 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period,            shares will be eligible for resale in compliance with Rule 144, Rule 144(k) or Rule 701 under the Securities Act. "Restricted securities," as defined under Rule 144, were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or if sold pursuant to an exemption from registration, such as Rule 144, Rule 144(k) or Rule 701 under the Securities Act.

Rule 144

        In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the total number of shares of our common stock then outstanding, which will equal approximately         shares immediately after the completion of this offering; or

  •
  the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k) of the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. No shares of our common stock will qualify for resale under Rule 144(k) within 180 days after the date of this prospectus.

Rule 701

        Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

        We, along with our directors, executive officers and holders of substantially all of our outstanding stock and options have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock, any securities convertible into or exchangeable for shares of common stock or any securities received upon the exercise of options, subject to specified exceptions. Credit Suisse Securities (USA) LLC may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us is publicly announced; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event, except in no event will the restrictions extend past 214 days after the date of this prospectus. These restrictions do not apply to transactions relating to our common stock or other securities acquired in this offering or acquired in open market transactions after this offering.

Registration Rights

        We and certain holders of our capital stock have entered into an agreement, pursuant to which these stockholders will have registration rights with respect to their shares of common stock following this offering. See "Description of Capital Stock—Registration Rights" for a further description of the terms of this agreement.

Stock Plans

        As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our 2006 Plan and 2007 Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock plans, see "Executive Compensation—Employee Benefit and Stock Plans."

MATERIAL U.S. FEDERAL, INCOME AND ESTATE TAX CONSIDERATIONS TO NON-U.S. HOLDERS

        This section summarizes the material U.S. federal income and estate tax considerations relating to the ownership and disposition of common stock by non-U.S. holders. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service ("IRS") might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a "non-U.S. holder" is any holder other than an individual citizen or resident of the United States, a corporation organized under the laws of the United States or any state (including the District of Columbia), a trust that (i) is subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person, or an estate whose income is subject to U.S. income tax regardless of source. If a partnership or other flow-through entity is a beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their own tax advisors. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships, owners of 5% or more of our common stock and certain former citizens or residents of the United States). This summary assumes the shares of common stock are held as capital assets for U.S. federal income tax purposes (generally, for investment). Finally, the summary does not describe the effects of any applicable foreign, state, or local laws.

        Investors considering the purchase of common stock should consult their own tax advisors regarding the application of the U.S. federal income and estate tax laws to their particular situations and the consequences of foreign, state or local laws, and tax treaties.

Dividends

        Any dividend paid to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, if the non-U.S. holder satisfies the applicable conditions under the terms of an applicable income tax treaty between the United States and the non-U.S. holder's country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by providing a properly completed IRS Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners' or other owners' documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Sale of Common Stock

        Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

  •
  the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (and, generally, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by the non-U.S. holder) in which case the special rules described below under the caption "Dividends or Gains Effectively Connected With a U.S. Trade or Business" apply;

  •
  subject to certain exceptions, the non-U.S. holder is an individual who is present in the United States for 183 days or more in the year of disposition, in which case the gain would be subject to a flat 30% tax, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the U.S.; or

  •
  the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, described below, treat the gain as effectively connected with a U.S. trade or business.

        The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a "U.S. real property holding corporation," or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

        If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of an income tax treaty between the United States and the holder's country of residence, any "effectively connected" dividend or gain generally would be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing an IRS Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business generally would be subject to a "branch profits tax" in addition to any regular U.S. federal income tax on the dividend or gain. The branch profits tax rate is generally 30 percent, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

        The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

Backup Withholding and Information Reporting

        The Code and the Treasury regulations promulgated thereunder require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payers to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payer, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

        Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are described under "—Dividends." We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

        Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

        Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2007, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Citigroup Global Markets, Inc.
Thomas Weisel Partners LLC

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We and the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to       additional shares from us and certain of our stockholders at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price set forth on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. After the initial public offering, Credit Suisse Securities (USA) LLC may change the public offering price and concession.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by selling stockholders	$	$	$	$
Expenses paid by selling stockholders	$	$	$	$

        Credit Suisse Securities (USA) LLC has informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not, during the lock-up period described below, (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of any of our securities, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase our securities, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of any of our securities, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in any of our securities or (v) file with the Securities and Exchange Commission, or SEC, a registration statement under the Securities Act relating to any of our securities, or publicly disclose the intention to take any such action, without the prior written consent of Credit Suisse Securities (USA) LLC, except issuances of our securities pursuant to the exercise of options outstanding on the date hereof, grants of employee stock options pursuant to our 2006 Plan or 2007 Plan and issuances of securities pursuant to the exercise of such options. The initial lock-up will commence on the date of the underwriting agreement and continue for 180 days thereafter or such earlier date that Credit Suisse Securities (USA) LLC consents to in writing. However, in the event that either (1) during the last 17 days of the initial lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial lock-up period, then in either case the lock-up period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the materials news or material event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such extension.

        All of our officers and directors and all of the holders of our stock and options have agreed that they will not, during the lock-up period described below, (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, (ii) enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or (iii) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC. The initial lock-up period will commence on the date of the lock-up agreement between such person and the underwriters and continue and include the date 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the initial lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial lock-up period, then in each case the lock-up period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such extension.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list our common stock on The NASDAQ Global Market under the symbol "          ."

        We currently offer various Citi credit cards pursuant to our relationship with Citicorp Credit Services, Inc., the issuer of such cards, and Performics, Inc., its affiliate marketing agent. In each of 2005 and 2006 and for the first six months of 2007, a material portion of our revenue was derived from Citi cards offered on our website. Citicorp Credit Services is an affiliate of Citigroup Global Markets, Inc., one of the underwriters.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by a negotiation between us and Credit Suisse Securities (USA) LLC and will not necessarily reflect the market price of our common stock following the offering. The principal factors that are expected to be considered in determining the public offering price will include:

  •
  the information presented in this prospectus and otherwise available to the underwriters;

  •
  the history of and prospects for the industry in which we compete;

  •
  the ability of our management;

  •
  the prospects for our future earnings;

  •
  the present state of our development and our current financial condition;

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

  •
  the general condition for the securities markets at the time of this offering.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934, or the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit Credit Suisse Securities (USA) LLC to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. Credit

Suisse Securities (USA) LLC may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

        The common stock is being offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

        In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

  (d)
  in any other circumstances that do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an offer of shares to the public in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

        Each of the underwriters has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, the FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of or in circumstances in which section 21 of FSMA does not apply to us; and

  (b)
  it has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

  •
  where required by law, that the purchaser is purchasing as principal and not as agent;

  •
  the purchaser has reviewed the text above under Resale Restrictions; and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

        Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation, without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and, if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of our common stock offered by this prospectus will be passed upon for us by Heller Ehrman LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Austin, Texas.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated balance sheet as of December 31, 2006 and the consolidated balance sheet of the Predecessor as of December 31, 2005, and the related consolidated statements of operations, redeemable preferred stock, stockholders' equity (deficit) and partners' capital, and cash flows for the period from October 31, 2006 to December 31, 2006 (representing CreditCards.com, Inc.) and the period from January 1, 2006 to October 30, 2006 and the years ended December 31, 2005 and 2004 for the Predecessor, as set forth in their reports. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-1 with the SEC for the common stock we are offering pursuant to this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are summaries and are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

        You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
CreditCards.com, Inc.

        We have audited the accompanying consolidated balance sheet of CreditCards.com, Inc. (the "Company") as of December 31, 2006 and the consolidated balance sheet of CreditCards.com, L.P. (the "Predecessor") as of December 31, 2005, and the related consolidated statements of operations, redeemable preferred stock, stockholders' equity (deficit) and partners' capital, and cash flows for the period from October 31, 2006 to December 31, 2006 (representing the Company), and the period from January 1, 2006 through October 30, 2006, and the years ended December 31, 2005 and 2004 for CreditCards.com, L.P. (representing the Predecessor). These financial statements are the responsibility of the Company's and the Predecessor's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's or the Predecessor's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's or the Predecessor's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CreditCards.com, Inc. and CreditCards.com, L.P., at December 31, 2006 and December 31, 2005, respectively, and the results of the related consolidated statements of operations, redeemable preferred stock, stockholders' equity (deficit) and partners' capital, and cash flows for the period from October 31, 2006 through December 31, 2006 (representing the Company) and the period from January 1, 2006 through October 30, 2006 and the years ended December 31, 2005 and 2004 for CreditCards.com, L.P. (representing the Predecessor), in conformity with United States generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Austin, Texas
July 27, 2007

CREDITCARDS.COM, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	Predecessor	CreditCards.com, Inc.
	December 31, 2005	December 31, 2006	June 30, 2007
			(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$2,909	$6,442	$8,685
Accounts receivable	5,267	7,576	8,212
Due from related party	394	38	5
Prepaid expenses	605	83	354

Total current assets	9,175	14,139	17,256
Property and equipment, net	93	179	520
Goodwill	—	42,415	42,415
Intangible assets, net	2,750	85,712	84,320
Other assets	—	1,270	1,386

Total assets	$12,018	$143,715	$145,897

Liabilities, Redeemable Preferred Stock, Stockholders' Equity (Deficit) and Partners' Capital
Current Liabilities
Accounts payable	$114	$314	$227
Accrued liabilities	17	1,641	4,246
Current portion of long-term debt	65	750	1,309
Income taxes payable	—	461	1,631

Total current liabilities	196	3,166	7,413
Long-Term Liabilities
Deferred tax liabilities, less current portion	—	339	339
Long-term debt, less current portion	—	74,250	153,492

Total liabilities	196	77,755	161,244
Commitments and Contingencies
Redeemable Preferred Stock
Series A convertible redeemable preferred stock, par value $0.001; 10,000,000 authorized shares: 0, 9,935,529, and 0 shares issued and outstanding at December 31, 2005 and 2006, and June 30, 2007, respectively	—	64,358	—
Series A-1 convertible redeemable preferred stock, par value $0.001; 2,500,000 authorized shares: 0, 2,111,106, and 0 shares issued and outstanding at December 31, 2005 and 2006, and June 30, 2007, respectively	—	1,253	—

Total redeemable preferred stock	—	65,611	—
Stockholders' Equity (Deficit) and Partners' Capital
Partners' capital	11,822	—	—
Common stock, par value $0.001; 20,000,000 authorized shares: 0, 1,000,000, and 13,095,455 shares issued and outstanding at December 31, 2005 and 2006, and June 30, 2007, respectively	—	1	13
Retained earnings (accumulated deficit)	—	348	(15,360)

Total stockholders' equity (deficit) and partners' capital	11,822	349	(15,347)

Total liabilities, redeemable preferred stock stockholders' equity (deficit) and partners' capital	$12,018	$143,715	$145,897

See accompanying notes.

CREDITCARDS.COM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

				CreditCards.com, Inc.
	Predecessor				Predecessor	CreditCards.com, Inc.
				Period from October 31, 2006 to December 31, 2006
	Year ended December 31,		Period from January 1, 2006 to October 30, 2006
					Six months ended June 30,
	2004	2005			2006	2007
					(unaudited)
Revenues	$11,531	$21,902	$33,683	$9,264	$18,736	$27,358
Operating costs and expenses:
Cost of revenues	52	129	307	61	109	324
Sales and marketing expense	5,531	11,520	15,823	3,966	8,545	13,013
General and administrative expense	104	401	618	968	436	1,750
Amortization of intangibles	—	—	—	463	—	1,392

Total operating costs and expenses	5,687	12,050	16,748	5,458	9,090	16,479

Income from operations	5,844	9,852	16,935	3,806	9,646	10,879
Interest expense (net of interest income)	13	9	1	1,542	1	5,655

Income before income taxes	5,831	9,843	16,934	2,264	9,645	5,224
Income tax expense	—	—	—	829	—	2,471

Net income	$5,831	$9,843	$16,934	$1,435	$9,645	$2,753

Preferred stock dividends				(1,087)		(2,972)

Net income (loss) available to common stockholders				$348		$(219)

Net income per share attributable to common stockholders:
Basic				$0.03		$(0.02)

Diluted				$0.03		$(0.02)

Weighted-average shares used in per share calculations:
Basic and diluted				12,296,641		12,362,702
Pro Forma Information:
Net income as presented			$16,934		$9,645
Pro forma income tax expense			(6,266)		(3,569)

Pro forma net income available to common stockholders			$10,668		$6,076

Pro forma basic and diluted net income per share attributable to common stockholders			$0.87		$0.49

Pro forma weighted-average shares used in per share calculations			12,296,641		12,296,641

See accompanying notes.

CREDITCARDS.COM, INC.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

(In thousands)

Predecessor	General Partner	Limited Partners	Total Partners' Capital
Balance at December 31, 2003	$8	$1,246	$1,254
Capital contributions	—	2,750	2,750
Partnership distributions	(8)	(3,202)	(3,210)
Net income	5	5,826	5,831

Balance at December 31, 2004	5	6,620	6,625
Partnership distributions	—	(4,646)	(4,646)
Net income	10	9,833	9,843

Balance at December 31, 2005	15	11,807	11,822
Partnership distributions	—	(12,987)	(12,987)
Net income	17	16,917	16,934

Balance at October 30, 2006	$32	$15,737	$15,769

CREDITCARDS.COM, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

(In thousands, except share amounts)

	Redeemable Preferred Stock										Stockholders' Equity (Deficit)
	Series A Convertible Redeemable		Series A-1 Convertible Redeemable						Total Redeemable Preferred Stock
					Series B Redeemable		Series B-1 Redeemable				Common Stock			Total Stockholders' Equity (Deficit)
													Retained Earnings (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of stock	9,935,529	$63,495	2,111,106	$1,029	—	$—	—	$—	12,046,635	$64,524	1,000,000	$1	$—	$1
Accretion of dividends	—	863	—	224	—	—	—	—	—	1,087	—	—	(1,087)	(1,087)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	1,435	1,435

Balance at December 31, 2006	9,935,529	64,358	2,111,106	1,253	—	—	—	—	12,046,635	65,611	1,000,000	1	348	349
Issuance of preferred stock (unaudited)	48,820	312	—	—	—	—	—	—	48,820	312	—	—	—	—
Accretion of dividends (unaudited)	—	2,360	—	612	—	—	—	—	—	2,972	—	—	(2,972)	(2,972)
Conversion of preferred stock (unaudited)	(9,984,349)	(67,030)	(2,111,106)	(1,865)	9,984,349	67,020	2,111,106	1,863	—	(12)	12,095,455	12	—	12
Redemption of preferred stock (unaudited)	—	—	—	—	(9,984,349)	(67,020)	(2,111,106)	(1,863)	(12,095,455)	(68,883)	—	—	(15,488)	(15,488)
Other	—	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	2,753	2,753

Balance at June 30, 2007 (unaudited)	—	$—	—	$—	—	$—	—	$—	—	$—	13,095,455	$13	$(15,360)	$(15,347)

See accompanying notes.

CREDITCARDS.COM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

				CreditCards.com, Inc.
	Predecessor				Predecessor	CreditCards.com, Inc.
				Period from October 31, 2006 to December 31, 2006
	Year ended December 31,		Period from January 1, 2006 to October 30, 2006
					Six months ended June 30,
	2004	2005			2006	2007
					(unaudited)
Operating activities
Net income	$5,831	$9,843	$16,934	$1,435	$9,645	$2,753
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	3	13	42	12	22	40
Non-cash interest expense	—	—	—	11	—	—
Write-off of deferred financing costs	—	—	—	—	—	1,161
Amortization of intangibles	—	—	—	463	—	1,392
Amortization of deferred financing costs	—	—	—	35	—	106
Changes in operating assets and liabilities:
Accounts receivable	(2,213)	(2,321)	(1,223)	(948)	(1,315)	(636)
Due to (from) related party	22	(416)	525	(38)	444	33
Prepaid expenses	(268)	(213)	169	143	280	(270)
Other assets	—	—	(3)	—	—	(32)
Accounts payable	37	44	519	(301)	745	(87)
Accrued liabilities	18	—	193	1,534	(17)	2,603
Deferred income taxes	—	—	—	368	—	—
Income tax liability	—	—	—	461	—	1,169

Net cash provided by operating activities	3,430	6,950	17,156	3,175	9,804	8,232
Investing Activities
Purchase of intangible assets	(2,750)	—	—	—	—	—
Purchase of property and equipment	(19)	(91)	(79)	(75)	(59)	(381)
Cash paid for CreditCards.com, L.P.	—	—	—	(133,841)	—	—

Net cash used in investing activities	(2,769)	(91)	(79)	(133,916)	(59)	(381)
Financing Activities
Proceeds from issuance of redeemable preferred stock	—	—	—	62,984	—	312
Proceeds from issuance of common stock	—	—	—	1	—	—
Redemption of redeemable preferred stock	—	—	—	—		(84,370)
Proceeds from long-term debt	500	(252)	(65)	75,000	(65)	154,801
Repayments of long-term debt	(183)	—	—	—	—	(75,000)
Proceeds from related party short-term note	—	—	—	500	—	—
Debt issuance costs	—	—	—	(1,302)	—	(1,351)
Partner capital contributions	2,750	—	—	—	—	—
Equity distributions from partnership	(3,210)	(4,646)	(12,987)	—	(8,991)	—

Net cash (used in) provided by financing activities	(143)	(4,898)	(13,052)	137,183	(9,056)	(5,608)

Net cash increase for period	518	1,961	4,025	6,442	689	2,243
Cash and cash equivalents at beginning of period	430	948	2,909	—	2,909	6,442

Cash and cash equivalents at end of period	$948	$2,909	$6,934	$6,442	$3,598	$8,685

Supplemental disclosure of non-cash investing and financing activities
Issuance of Series A-1 preferred stock	—	—	—	1,029	—	—
Accretion of preferred dividends	—	—	—	1,087	—	2,972
Issuance of preferred stock in exchange of forgiveness of short-term loan	—	—	—	500	—	—
Supplemental disclosure of cash flow information
Interest paid	13	9	1	760	1	4,754
Income taxes paid	—	—	—	—	—	1,300

See accompanying notes.

CREDITCARDS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Summary of Significant Accounting Policies

Organization and Operations

        We are a leading online marketplace for credit cards connecting consumers with multiple credit card issuers. Our website, www.creditcards.com, enables consumers to search for, compare and apply for credit card offers and allows credit card issuers to acquire qualified applicants and source new accounts. We provide consumers with research, news articles, advice and online tools to help them select and apply for credit cards based on their individual needs. Our online marketplace matches consumers actively seeking credit cards with credit card issuers and allows credit card issuers to solicit and approve credit card applications in a manner that we believe is more cost effective than traditional offline channels.

        CreditCards.com, Inc. ("Company"), formerly known as CCCI Holdings, Inc., was incorporated on October 20, 2006 ("Inception") for the purpose of acquiring substantially all of the assets of CreditCards.com, L.P. and did not have any operations prior to October 30, 2006. On October 30, 2006, the Company consummated an asset acquisition of substantially all of the assets of CreditCards.com, L.P. ("Predecessor"). On July 31, 2007, the Company changed its name from CCCI Holdings, Inc. to Creditcards.com, Inc.

        On March 24, 2004 in conjunction with the acquisition of the creditcards.com domain name and several other similar domain names, the Predecessor succeeded to the credit card marketing and publication business operations, assets and liabilities of an existing business with the same controlling owners with no change to the business.

        The accompanying consolidated balance sheet as of December 31, 2006 and the consolidated statements of operations and cash flows from October 31, 2006 to December 31, 2006, and the six months ended June 30, 2007 represent the financial position, results of operations and cash flows of the Company. The accompanying consolidated balance sheet as of December 31, 2005 and the consolidated statements of operations and cash flows for the period from January 1, 2006 through October 30, 2006, the years ended December 31, 2005 and 2004, and the six months ended June 30, 2006 represent the financial position, results of operations and cash flows of the Predecessor.

Use of Estimates

        The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

        The consolidated financial statements of the Company include the accounts of CreditCards.com, Inc. and its wholly-owned subsidiary, CCRD Operating Company, Inc. All intercompany balances and transactions have been eliminated in consolidation. For the periods prior to October 30, 2006, the consolidated financial statements include the accounts of CreditCards.com, L.P., which had no subsidiaries.

Unaudited Interim Financial Information

        The accompanying consolidated balance sheet as of June 30, 2007 and the consolidated statements of operations, redeemable preferred stock, stockholders' equity (deficit) and partners' capital and cash flows for the six months ended June 30, 2006 and 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position as of June 30, 2007 and results of operations and cash flows for the six months ended June 30, 2006 and 2007. The financial data and other information disclosed in the notes to the financial statements related to the six month periods are unaudited. The results for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any other future year.

Business Segment Information

        The Company is managed and operated as one business segment. A single management team reports to the chief executive officer, our chief operating decision maker, who manages the entire business. The Company does not operate any material separate lines of business or separate business entities with respect to its products and services. The various products and services that the Company offers are all related to our online marketplace for consumer credit cards. The same data source is used to analyze our business regardless of the product and services delivered via our online marketplace. The Company's expenses are shared and are not allocated to individual products or services. Accordingly, the Company does not accumulate discrete financial information by product line and does not have separately reportable segments as defined by SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information.

Cash and Cash Equivalents

        Cash and cash equivalents, which primarily consist of money market funds, are stated at cost, which approximates fair value. For financial statement presentation purposes, the Company considers all highly liquid investments having original maturities of three months or less to be cash equivalents.

Accounts Receivable

        The Company's accounts receivable, consisting entirely of trade receivables, are stated at amounts due from customers. Management continually reviews accounts receivable to determine if any receivables will potentially be uncollectible. The Company has not experienced any significant amount of uncollectible accounts receivable and has determined that no allowance for uncollectible accounts is necessary at December 31, 2006 and 2005.

Goodwill

        Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Goodwill and indefinite life intangible assets are not amortized, but are subject to a test for impairment on an annual basis, or more frequently if indicators of potential impairment exist, using a fair-value-based approach. No impairment of goodwill or indefinite life intangible assets has been identified during any of the periods presented.

Acquired Intangible Assets

        The indefinite-lived acquired intangible assets include the creditcards.com domain name, trademarks and brand name. The Company performs an annual test each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of the recorded indefinite-lived acquired intangible assets are impaired. The impairment review process compares the fair value of the indefinite-lived acquired intangible assets to their carrying value. Fair value is determined using a relief from royalty methodology and a discounted cash flow methodology. The determination of whether or not indefinite-lived acquired intangible assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the indefinite-lived acquired intangible assets. Changes in the Company's strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of indefinite-lived intangible assets.

        Intangible assets, other than trademarks, trade names and domain names are being amortized over their respective useful lives according to the estimated present value of the net earning potential of each asset category. Amounts allocated to website content, developed technology/software and customer relationships are being amortized over the respective assets' estimated useful lives of twelve years using the straight-line method. Amounts allocated to non-compete agreements are being amortized over their estimated useful lives of six years using the straight-line method. Amortization of these intangibles is included in "Amortization of Intangibles" in the accompanying Statements of Operations.

        The Company annually reviews the estimated useful lives of its identifiable intangible assets, taking into consideration any events or circumstances that might result in a diminished fair value or revised useful life. No impairments have been identified during any of the periods presented.

Property and Equipment

        Property and equipment are stated at cost and depreciated using the straight-line method, generally over three years. Expenditures for maintenance and repairs of assets are charged to operations as incurred.

Deferred Financing Costs

        Financing costs are included under the caption "other assets" in the consolidated balance sheet and are deferred and amortized to interest expense using the straight-line method over the terms of the related debt, which approximates the effective interest method. From October 31, 2006 to December 31, 2006, the Company recognized amortization costs totaling approximately $35,000.

Revenue Recognition

        The Company recognizes revenue on arrangements in accordance with Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 104 "Revenue Recognition." In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectibility of the resulting receivable is reasonably assured.

        The Company's revenues are derived from fees paid to us by credit card issuers or their affiliate marketing agents for credit card applications that originate from our online marketplace and are submitted to the credit card issuers and/or credit card applications that originate from our online marketplace and are submitted to and approved by the credit card issuers. For credit card issuers that pay on a per approved application basis, revenue is earned and recognized when a credit card application is approved for issuance. For customers that pay on a per application or per click-through basis, revenue is recognized at the moment such activity is completed.

Cost of Revenues

        Cost of revenues consists of the expenses associated with the operation of the Company's website, including depreciation of network infrastructure equipment, salaries and benefits of network and website operations personnel, Internet connectivity and hosting costs. Cost of revenues also includes salaries and benefits and third party expenses associated with our online content production including various research, news articles, reviews and online tools and contractual revenue sharing obligations resulting from our distribution arrangements.

Sales and Marketing Expense

        Sales and marketing expenses primarily include online advertising expenses, the salaries and benefits of our sales and marketing personnel, offline marketing and advertising expenses and payments to affiliate partners. Advertising costs are expensed in the period incurred and principally represent online advertising costs from fees paid to search engines and websites with which we have distribution arrangements. Online advertising expenses were $5.5 million, $11.4 million, $15.5 million, $3.9 million, $12.0 million and $8.4 million for the years ended December 31, 2004 and December 31, 2005, the period from January 1, 2006 through October 30, 2006, the period from October 31, 2006 through December 31, 2006, the six months ended June 30, 2007 and the six months ended June 30, 2006, respectively. These advertising costs are included in the income statement line item sales and marketing expense.

Income Taxes

        The Company is a C corporation. Deferred income taxes are provided for all temporary differences based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Predecessor was a partnership. Therefore, income taxes were the responsibility of the individual partners.

Fair Value of Financial Instruments

        The carrying amounts reported on the consolidated balance sheets for cash, accounts receivable, prepaid expenses, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. Notes payables are recorded at their carrying value, which approximates fair value based on rates currently available to the Company.

Concentrations of Credit Risk

        The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

        The Company's revenues are all attributed to customers in the United States. The table below sets forth the percentage of consolidated accounts receivable for customers who represented 10% or more of consolidated accounts receivable:

	Predecessor	Company
	December 31, 2005	December 31, 2006	June 30, 2007
			(unaudited)
Customer A	55%	39%	29%
Customer B	19%	21%	18%
Customer C	—	20%	16%

        The table below sets forth the percentage of consolidated revenues for customers who represented 10% or more of consolidated revenues:

				Company
	Predecessor
				October 31, 2006 to December 31, 2006	Six months ended June 30, 2007
	Year ended December 31, 2004	Year ended December 31, 2005	January 1, 2006 to October 30, 2006
					(unaudited)
Customer A	48%	38%	34%	33%	29%
Customer B	25%	33%	27%	26%	21%
Customer C	—	—	15%	17%	16%
Customer D	—	—	—	—	11%

Earnings Per Share

        The Company follows FASB Statement No. 128, "Earnings Per Share," and EITF Issue No. 03-6, "Participating Securities and the Two-Class Method under FASB Statement 128," (EITF 03-6). Included in the denominator of the calculation is the assumed additional shares of common stock that would be issued upon the conversion and redemption of the preferred stock.

        The following table sets forth the computation of basic and diluted EPS (in thousands, except per share data):

	Company
	Period from October 31, 2006 to December 31, 2006	Six months ended June 30, 2007
		(unaudited)
Calculation of basic and diluted net income per share
Numerator:
Net income (loss) available to common stockholders	$348	$(219)
Denominator:
Common shares outstanding	1,000	13,095
Convertible redeemable preferred stock, as converted	12,047	—
Less: Restricted shares subject to repurchase	(750)	(732)

Weighted-average shares outstanding used to compute basic and diluted net income per share	12,297	12,363

Basic and diluted net income (loss) per share	$0.03	$(0.02)

        For the period from October 31, 2006 to December 31, 2006, and for the six months ended June 30, 2007, respectively, approximately 750,000 and 1,271,000 weighted-average dilutive potential shares of common stock have been excluded in calculating diluted net income per share as the effect is antidilutive.

Pro forma Net Income Per Share (unaudited)

        Pro forma basic and diluted net income per share for the period from January 1, 2006 to October 30, 2006 relative to the Predecessor have been presented to give effect to the pro forma provision for income taxes as if the Company had been a C corporation for that period.

Recently Issued Accounting Pronouncements

        In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"), and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a return. Guidance is also provided on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not impose fair value measurements on items not already accounted for at fair value; rather it applies, with certain exceptions, to other accounting pronouncements that either require or permit fair value measurements.

SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting SFAS 157 on its consolidated financial statements.

        In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159 on its consolidated financial statements.

2.     Acquisition and Related Transactions

        On October 30, 2006, the Company paid approximately $133.8 million in cash, including approximately $350,000 in closing costs, and issued approximately 2.1 million shares of Series A-1 convertible redeemable preferred stock to the partners of the Predecessor in exchange for the assets of the Predecessor. The acquisition was accounted for as a business purchase combination in accordance with SFAS 141, "Business Combinations." The Company financed the acquisition with proceeds from (i) $63.0 million of cash resulting from the issuance of approximately 9.9 million shares of its Series A preferred stock and (ii) cash from the issuance of $75.0 million of term loans under a senior secured credit agreement convertible redeemable, and (iii) the issuance of 2.1 million its Series A-1 convertible redeemable preferred stock.

        The consolidated financial statements have been prepared in accordance with EITF 88-16, Basis in Leveraged Buyout Transactions. Under EITF 88-16, the Company's accounting basis was changed to reflect the acquisition of Predecessor's assets by the Company because a single stockholder obtained unilateral control of the Company and that stockholder did not have unilateral control of Predecessor. The Company's accounting basis was changed to fair value to reflect the new stockholder's interest in the Company and the continuing stockholder's residual interest was valued at the continuing stockholders' basis in Predecessor of approximately $1.0 million.

        The total purchase price of $134.8 million was allocated to the acquired assets based upon the relative fair values of the identifiable tangible and intangible assets acquired and liabilities assumed.

        The excess purchase price over those fair values was recorded as goodwill. The goodwill recorded as a result of the acquisition is expected to be deductible for tax purposes. The allocation of the purchase price is as follows (in thousands):

Net current assets(1)	$6,164
Property and equipment	116
Identifiable intangibles(2)	86,175
Goodwill (deductible for tax purposes)	42,415

Total consideration	$134,870

(1)
Net current assets are comprised of cash, accounts receivable and other current assets, less current liabilities. Assumed current liabilities included accounts payable and accrued compensation. The fair value of the current assets and current liabilities generally approximated the recorded book values at the date of acquisition because of their monetary nature.

(2)
The Company obtained a third-party valuation specialist to assist in the purchase for the intangible assets. The allocation of the intangible assets is as follows:

	December 31, 2006
Asset (amortization period)	Gross Carrying Amount	Amortization	Net Carrying Amount
	(In thousands)
Trademark/trade name/domain name	$53,200	$—	$53,200
Customer relationships (12 years)	24,700	(342)	24,358
Developed technology (12 years)	7,475	(106)	7,369
Website content (12 years)	500	(7)	493
Non-compete (6 years)	300	(8)	292

	$86,175	$(463)	$85,712

        The weighted average amortization period, in total, for amortizable intangible assets is 11.9 years.

        The estimated amortization of intangibles is as follows (in thousands):

2007	$2,773
2008	2,773
2009	2,773
2010	2,773
2011	2,773
Thereafter	18,647

$32,512

Pro forma results (unaudited)

The following table presents the unaudited pro forma results of operations for the period from January 1, 2006 to October 30, 2006 and for the year ended December 31, 2005 as though the acquisition occurred on January 1 of each respective period. These results give effect to certain pro forma adjustments primarily related to the amortization of acquired intangible assets and interest expense. These unaudited pro forma results are not necessarily indicative of the actual consolidated results of operations had the acquisition of the Predecessor actually occurred on the first day of the respective periods or of future results of operations of the consolidated entities.

	Year ended December 31, 2005	Period from January 1, 2006 to October 30, 2006
	(In thousands)
Total revenues	$21,902	$33,683

Operating income	7,079	14,624

Net income (loss)	$(840)	$4,796

3.     Property and Equipment

        Property and equipment consisted of the following (in thousands):

	Predecessor	Company
	December 31, 2005	December 31, 2006
Office furniture	$15	$16
Computer equipment	95	175

	110	191
Less accumulated depreciation	(17)	(12)

	$93	$179

4.     Long-Term Debt

        The Company's debt consists of the following (in thousands):

	Predecessor	Company
	December 31, 2005	December 31, 2006
Note Payable	$65	$—
Term Loan A	—	18,750
Term Loan B	—	18,750
Term Loan C	—	18,750
Term Loan D	—	18,750

Total debt	65	75,000
Less current portion	(65)	(750)

Total long-term debt	$—	$74,250

        Upon inception, the Predecessor issued a $500,000 note payable in exchange for cash for working capital. The funds were obtained from a related party, an owner of the Predecessor. The Predecessor repaid the note in quarterly installments along with earned interest, which accrued at a 4% rate per annum. On March 25, 2006, the note was repaid in full.

        On October 30, 2006, the Company entered into a senior secured credit agreement in connection with the acquisition of substantially all of the assets of the Predecessor. The senior secured credit agreement provides for (i) a six-year revolving credit facility in the amount of $3.0 million and (ii) four six-year term loans totaling $75.0 million. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity, on December 31, 2012. As of December 31, 2006, $-0- was outstanding on the revolving credit facility. The term loans require principal amortization of 0.25% per quarter, or $187,500 in the aggregate, beginning January 1, 2007 with the unpaid balance of each term loan due at maturity on December 31, 2012. Also, the Company must make additional annual term loan principal payments upon achievement of "excess cash flow" as defined in the senior secured credit agreement. Proceeds of the term loans on the initial borrowing date were used to partially finance the acquisition of assets from Predecessor. The borrowings under the senior secured credit agreement bear interest at rates equal to 11.40%, 10.90%, 11.15%, 11.65% and 11.90%, respectively, for the revolving credit, Term Loan A, Term Loan B, Term Loan C and Term Loan D, respectively. Interest on all the loans is paid monthly.

        Substantially all of the Company's assets are pledged as collateral under or pursuant to the senior secured credit agreement.

        The terms of the senior secured credit agreement restrict certain activities, the most significant of which include limitations on additional indebtedness, liens, guarantees, payment or declaration of dividends, sale of assets and transactions with affiliates. In addition, the senior secured credit agreement requires the Company to maintain certain covenants including a maximum total net leverage ratio and a minimum fixed charge coverage ratio. The senior secured credit agreement also contains certain customary affirmative covenants and events of default. At December 31, 2006, the Company was in compliance with all of the senior secured credit agreement's covenants.

        This debt was refinanced on June 18, 2007. See Footnote 10—Subsequent Events.

5.     Commitments

Operating Leases

        The Company and the Predecessor lease office space and certain equipment for its operations. Rental expense for the years ended December 31, 2004, and 2005, and the periods ended October 30, 2006 and December 31, 2006 was $14,517, $35,566, $54,367 and $13,903, respectively.

        Future minimum rental payments under operating leases as of December 31, 2006 are as follows (in thousands):

2007	$137
2008	119
2009	90
2010	90
2011	90
Thereafter	75

Total minimum lease payments	$602

Employment Contracts

        The Company has entered into employment contracts with certain of its key employees. These contracts could result in payments upon the termination of employment of the executives.

Legal Matters

        The Company is involved in litigation arising in the ordinary course of business. In the opinion of management, and after consultation with legal counsel, the resolution of these matters is not expected to have a material adverse effect on our results of operations or financial position.

6.     Income Taxes

        The components of the provision for income taxes attributable to continuing operations are as follows for the period ended December 31, 2006 (in thousands):

Current:
Federal	$423
State	38

Total current	461

Deferred:
Federal	368

Total deferred	368

$829

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes as of December 31, 2006 are as follows (in thousands):

December 31, 2006
Deferred income tax liabilities
Current deferred tax liabilities
Prepaid expenses	$(29)

Total current deferred tax liabilities	(29)

Noncurrent deferred tax liabilities
Depreciation	(35)
Acquired intangibles	(304)

Total noncurrent deferred tax liabilities	$(339)

        The Company's provision for income taxes differs from the expected tax expense amount computed by applying the statutory federal income tax rate of 35% to income before income taxes for the period ended December 31, 2006 primarily as a result of the following (in thousands):

Tax at statutory rate of 35%	$792
State taxes, net of federal benefit	29
Permanent items and other	8

$829

7.     Convertible Redeemable Preferred Stock and Redeemable Preferred Stock

        The Company's Amended Certificate of Incorporation provides for the authorization of the Board of Directors ("Board") at its discretion to issue up to 25,000,000 shares of preferred stock with a par value of $0.001, of which 10,000,000 and 2,500,000 shares of Series A convertible redeemable stock and Series A-1 convertible redeemable preferred stock are authorized. The remaining 12,500,000 authorized shares of preferred stock are reserved for 10,000,000 shares of Series B redeemable preferred stock and 2,500,000 shares of Series B-1 redeemable preferred stock. At the time of issuance, the Board will have discretion as to the designation of each issuance, voting rights, dividend rights and rates, if any, redemption price and liquidation preference, among other provisions.

Series A and Series A-1 Convertible Redeemable Preferred Stock

        On October 30, 2006, 9,935,529 shares of Series A convertible redeemable preferred stock were issued in exchange for approximately $63.0 million of cash proceeds. Further, on October 30, 2006, 2,111,106 shares of Series A-1 convertible redeemable preferred stock were issued to the Predecessor owners in connection with, and as partial consideration for, the acquisition of the Predecessor assets as described in Note 2. The Series A-1 convertible redeemable preferred stock, and the continuing stockholder's residual interest, was recorded at the continuing stockholder's basis in the Predecessor of approximately $1.0 million as described in Note 2. Each share of the Series A-1 convertible redeemable preferred stock was valued at that date at approximately $7.82.

        The rights, preferences, privileges and restrictions granted to and imposed on the convertible redeemable preferred stock are as set forth below.

Dividend Provisions

        The holders of outstanding shares of convertible redeemable preferred stock shall be entitled to receive cumulative dividends on the convertible redeemable preferred stock, in cash, at the rate per annum of eight percent (8.0%). Preferred stockholders are entitled to full payment of accrued dividends prior to any distributions to common stockholders.

Redemption Rights

        Up to 100% of the Series A and Series A-1 convertible redeemable preferred stock is redeemable upon election of the holders of a majority of the respective Series A and A-1 convertible redeemable preferred shares beginning October 30, 2010, or in conjunction with an Extraordinary Transaction as defined in the Company's Amended and Restated Certificate of Incorporation. On June 18, 2007, the Company and the preferred stockholders entered into a Redemption Agreement. See Footnote 10—Subsequent Events.

Conversion Rights

        The holders of a majority of the combined outstanding shares of the Series A and Series A-1 convertible redeemable preferred stock have the right, at their option, without payment of any additional consideration, to convert: a) the Series A preferred shares into one Series B redeemable preferred stock share and one share of common stock and b) the Series A-1 convertible redeemable preferred shares into one Series B-1 redeemable preferred stock share and one share of common stock.

        Subsequent to year-end, the Company converted the Series A and Series A-1 convertible redeemable preferred stock into Series B and Series B-1 redeemable preferred stock and common stock and subsequently redeemed the Series B and Series B-1 redeemable preferred stock. See Footnote 10—Subsequent Events.

Liquidation Rights

        Upon the occurrence of a liquidation, the holders of the Series A convertible redeemable preferred stock shall be paid in cash for each share of preferred stock held, out of, but only to the extent of, the assets of the Company legally available for distribution to its stockholders, before any payment or distribution is made to any stockholders of the Series A-1 convertible redeemable preferred stock and the common stock, respectively, in order of preference. The liquidation value of the Series A and Series A-1 convertible redeemable preferred stock is equal to $6.39 and $7.82, respectively, plus any accrued but unpaid dividends.

Series B and Series B-1 Redeemable Stock

        The Series B and Series B-1 redeemable preferred stock, as defined in the Company's Amended Certificate of Incorporation, contain the same rights, preferences, privileges and restrictions granted to and imposed on the Series A and Series A-1 convertible redeemable preferred stock, respectively, with one exception. Unlike the Series A and Series A-1 convertible redeemable preferred stock, shares of Series B and Series B-1 redeemable preferred stock are not convertible.

        Subsequent to year-end, the Company redeemed all Series B redeemable preferred stock. See Footnote 10—Subsequent Events.

8.     Stockholders' Equity

        On October 30, 2006, 1,000,000 shares of restricted stock were granted to founders of the Company with vesting restrictions based on service periods. These restrictions lapse on a monthly basis over five years and upon certain other events and are subject to repurchase until vested.

        The Company has entered into an Investors' Rights Agreement which includes among other things, certain registration rights, and covenants.

9.     Related Party Transactions

        See Note 4 for the discussion of the note payable that was issued to the former majority owner of the Predecessor.

        In conjunction with the acquisition of substantially all of the assets of CreditCards.com, L.P., in October 2006, the Company entered into a consulting agreement with Daniel H. Smith, who controlled the general partner of Predecessor and who currently is a member of the Board of Directors of the Company. The consulting agreement is on a month-to-month basis and can be canceled at any time by either party. Further, the consulting agreement provides for payments of $1,000 per day for each day worked by the consultant.

        In October 2006, the Company entered into a consulting agreement with BPO Newco II (BPO), an entity controlled by persons affiliated with the majority owners of the Company. The President of BPO is also a current member on the Company's Board of Directors and an investor in the Series A financing. The consulting agreement calls for the payment of $100,000 per quarter to BPO until such time as the individual another specified individual both cease to remain employed by BPO.

10.   Subsequent Events

Capital Transactions

        On June 18, 2007, pursuant to the Company's Amended Certificate of Incorporation and a Redemption Agreement, the holders of the Series A and Series A-1 convertible redeemable preferred stock elected to convert all of their preferred shares into a) for each share of Series A convertible redeemable preferred stock, one share of the Company's Series B redeemable preferred stock, par value $0.001 per share and one share of the Company's common stock par value $0.001 per share and b) for each share of Series A-1 convertible redeemable preferred stock, one share of the Company's Series B-1 redeemable preferred stock, par value $0.001 per share and one share of the Company's common stock par value $0.001 per share.

        On June 18, 2007, the holders of the Series B and Series B-1 redeemable preferred stock tendered to the Company, and the Company redeemed, all of the Series B and Series B-1 redeemable preferred stock at the liquidation price of approximately $6.39 and $7.82 per share, respectively, plus accrued dividends due through the date of redemption. As a result, the Company made cash payments of $84.4 million to redeem these instruments and pay accrued dividends.

Debt Transactions

        On June 18, 2007, in conjunction with the redemption of the Series B and Series B-1 redeemable preferred stock, the Company entered into an amended and restated credit agreement. The amended and restated credit agreement provides for (i) four secured $32.7 million six-year term loans in the aggregate amount of $130.9 million, amortized at a rate of 1.00% per year on a quarterly basis, with the balance paid at maturity, (ii) a $23.9 million unsecured seven-year junior pay-in-kind note with the balance due at maturity and (iii) a six-year revolving credit facility that permits loans in an aggregate amount of up to $5.5 million, and which includes a letter of credit sub-facility. The term loans require total principal payments of $327,250 per quarter with the unpaid balance of each term loan due at maturity on July 30, 2013. Also, we must make additional annual term loan principal payments upon achievement of "excess cash flow" as defined in the amended and restated credit agreement, following certain dispositions of assets and certain issuances of equity securities. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity. Proceeds of the term loans and the junior pay-in-kind note on the initial borrowing date, were used to redeem the Series B and Series B-1 redeemable preferred stock, refinance certain of the Company's indebtedness and to pay fees and expenses incurred in connection with the Company's indebtedness refinancing.

        The Company's debt consists of the following (in thousands):

June 30, 2007
(unaudited)
Term Loan A	$32,725
Term Loan B	32,725
Term Loan C	32,725
Term Loan D	32,725
Junior pay-in-kind Note	23,901

Total debt	154,801
Less current portion	(1,309)

Total long-term debt	$153,492

        The borrowings under the four secured $32.7 million six-year term loans bear interest at a rate of 10.25%, 10.75%, 11.25% and 11.75%, respectively. The borrowings under the $23.9 million unsecured seven-year junior pay-in-kind note bear interest at 15.0%. Borrowings under the six-year revolving credit facility bear interest at 11.0%.

        The following unaudited table presents future principal payments on debt as of June 30, 2007 (in thousands):

2007	$655
2008	1,309
2009	1,309
2010	1,309
2011	1,309
Thereafter	148,910

$154,801

        Substantially all of the Company's assets are pledged as collateral pursuant to the amended and restated credit agreement.

        The terms of the amended and restated credit agreement restrict certain activities, the most significant of which include limitations on additional indebtedness, liens, guarantees, payment or declaration of dividends, sale of assets and transactions with affiliates. In addition, the senior secured credit agreement requires the Company to maintain certain covenants including a maximum total net leverage ratio and a minimum fixed charge coverage ratio. The amended and restated credit agreement also contains certain customary affirmative covenants and events of default.

        The Company expensed the unamortized portion of previously capitalized loans costs of approximately $1.2 million.

Pro forma results (unaudited)

        The following table presents the unaudited pro forma results of operations for the year ended December 31, 2006 and the six months ended June 30, 2007 to give effect to the acquisition, conversion and redemption of preferred stock, and refinancing of indebtedness as if they had occurred on January 1 of each respective period. These pro forma results give effect to certain pro forma adjustments primarily related to the amortization of acquired intangible assets and interest expense. These unaudited pro forma results are not necessarily indicative of the actual consolidated results of operations had the acquisition of the Predecessor actually occurred on the first day of the respective periods or of future results of operations of the consolidated entities.

(In thousands, except per share amounts)	Year ended December 31, 2006	Six months ended June 30, 2007
Total revenues	$42,947	$27,358

Operating income	18,106	10,879

Net income (loss)	$(684)	$659

Basic and diluted earnings (loss) per share	$(0.06)	$0.05

        The above table reflects the effect of the following pro forma adjustments (in thousands):

  •
  Adjusted to reflect increased depreciation expense in cost of revenues of $12 for year ended December 31, 2006.

  •
  Adjusted to reflect additional BPO Newco management fees and increased depreciation expense of $305 in general and administrative expenses for year ended December 31, 2006.

  •
  Adjusted to reflect increased amortization of the acquired intangible assets of $2,318 for year ended December 31, 2006 created in connection with our acquisition of substantially all of the assets of the Predecessor in October 2006.

  •
  Adjusted to reflect interest charges arising under additional long-term indebtedness incurred pursuant to our amended and restated credit agreement and junior pay-in-kind note ($17,750 for year ended December 31, 2006 and $3,084 for six months ended June 30, 2007.)

  •
  Adjusted to reflect the elimination of preferred stock dividends of $1,087 for year ended December 31, 2006.

Stock Option Transactions

        The Company created a plan to grant stock options to certain employees and directors of the Company and its subsidiaries. Compensation expense is recorded in accordance with SFAS 123 (Revised 2004), Share-Based Payment, for stock options awarded to employees in return for employee service. The expense is measured at the grant-date fair value of the award and recognized as compensation expense on a straight-line basis over the employee service period, which is the vesting period. The Company records expense based upon the number of awards expected to vest, offset by an assumed forfeiture rate. To date, the Company has not experienced any forfeitures.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Expected volatility of the stock is based on companies of similar growth and maturity and the Company's peer group in the industry in which the Company does business because the Company does not have sufficient historical volatility data for its own stock. The expected term of options represents the period of time that options granted are expected to be outstanding. The Company has elected to use the shortcut approach in accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 107, Share-Based Payment, to develop the estimate of the expected term. The risk-free rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the options used in the Black-Scholes valuation model. In the future, as the Company gains historical data for volatility in its own stock and the actual term over which employees hold its options, expected volatility and expected term may change, which could substantially change the grant-date fair value of future awards of stock options and, ultimately, the expense the Company records.

For Six Months Ended June 30, 2007
The weighted average fair value of options granted	$0.79
Dividend yield	0.00%
Weighted average risk-free interest rate	4.90%
Weighted average expected volatility	62.50%
Expected life (in years)	6.25

        The net income effect of stock-based compensation expense for the six-month period ended June 30, 2007 was approximately $39,000. At June 30, 2007, there was approximately $373,000 of unrecognized stock compensation expense related to unvested stock options, which is expected to be recognized over a period of approximately four years.

        The fair value was determined based, in part, on a contemporaneous valuation prepared by a third party.

        The following table summarizes options activity for the six months ended June 30, 2007:

	Options	Weighted Average Exercise Price
Options outstanding—December 31, 2006	—	$—
Granted	845,222	0.79
Exercised/Forfeited	—	—

Options outstanding—June 30, 2007	845,222	$0.79

        Until                           , 2007 (25 days after the commencement of this offering) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Shares

Common Stock

PROSPECTUS

Credit Suisse	Citi
Thomas Weisel Partners LLC
, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC registration fee, the NASD filing fee and The NASDAQ Global Market listing fee.

Amount to be Paid
Securities and Exchange Commission registration fee		$3,531
NASD filing fee		12,000
The NASDAQ Global Market listing fee		100,000
Blue sky fees and expenses			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees			*
Miscellaneous expenses			*

Total	$		*

*
To be provided by amendment

Item 14. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

        The registrant's amended and restated certificate of incorporation provides for the indemnification of directors and officers to the fullest extent permissible under Delaware law.

        The registrant's amended and restated bylaws provide for the indemnification of officers, directors and third parties acting on the registrant's behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the registrant's best interest and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

        The registrant is entering into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and the registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

        The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters of the registrant, the registrant's executive officers and directors for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

        The registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15. Recent Sales of Unregistered Securities

(1)
On October 30, 2006, in connection with transactions related to the acquisition of substantially all of the assets of CreditCards.com, L.P., the Registrant issued an aggregate of 1,000,000 shares of common stock to four accredited investors in exchange for shares of common stock held by them in DeMarseCo Holdings, Inc. The issuance and sales of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the Registrant or had adequate access, through their relationship with the Registrant, to information about the Registrant.

(2)
On October 30, 2006, the Registrant issued an aggregate of 2,111,106 shares of Series A-1 convertible redeemable preferred stock at a price per share of $7.82 to one accredited purchaser in partial consideration for the acquisition of the assets of CreditCards.com, L.P.; and issued an aggregate of 9,935,529 shares of its Series A convertible redeemable preferred stock at the price of $6.39 per share to nine accredited investors. The issuance and sales of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the Registrant or had adequate access, through their relationship with the Registrant, to information about the Registrant.

(3)
On February 12, 2007, the Registrant issued and sold an aggregate of 48,820 shares of Series A convertible redeemable preferred stock to certain of our executive officers for an aggregate purchase price of $311,995.30. The issuance and sales of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the Registrant or had adequate access, through their relationship with the Registrant, to information about the Registrant.

(4)
On June 18, 2007, the Registrant converted 9,935,529 shares of Series A convertible redeemable preferred stock into 9,935,529 shares of Series B redeemable preferred stock and 9,935,529 shares of common stock and then the Registrant redeemed all of the Series B redeemable preferred stock for an aggregate redemption price of $67,030,365 and paid dividends of $3,223,117 to ten accredited purchasers. On June 18, 2007, the Registrant converted 2,111,106 shares of Series A-1 convertible redeemable preferred stock into 2,111,106 shares of Series B-1 redeemable preferred stock and 2,111,106 shares of common stock and then the Registrant redeemed all of the Series B-1 redeemable preferred stock for an aggregate redemption price of $17,340,385 and paid a dividend of $853,638 to one accredited purchaser. The issuance and sales of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the Registrant or had adequate access, through their relationship with the Registrant, to information about the Registrant.

(5)
On April 30, 2007 the Registrant granted to our executive officers and employees options to purchase an aggregate of 845,222 shares of the Registrant's common stock under the Registrant's 2006 Plan at an exercise price of $0.79 per share. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the Registrant's board of directors.

(6)
On August 8, 2007 the Registrant granted to certain employees options to purchase an aggregate of 42,222 shares of the Registrant's common stock under the Registrant's 2006 Plan at an exercise price of $19.45 per share. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the Registrant's board of directors.

(7)
On August 8, 2007 the Registrant granted to certain directors options to purchase an aggregate of 119,093 shares of the Registrant's common stock under the Registrant's 2006 Plan at an exercise price of $19.45 per share. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

        There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
2.1
Asset Purchase Agreement by and between DeMarseCo Holdings, Inc. and Urban Eugene Smith Revocable Trust, The Stover Family Trust, The 2006 Stover Irrevocable Trust, The Stover Descendants Irrevocable Trust, NCCF Trust and Click Success, L.P., dated October 30, 2006
3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering
3.2*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering
4.1*	Form of the Registrant's Common Stock Certificate
4.2	Founder Stock Purchase Agreement by and between DeMarseCo, Inc. and Elisabeth H. DeMarse, dated December 28, 2005, as amended September 20, 2006
4.3	Founder Stock Purchase Agreement by and between DeMarseCo, Inc. and David Lack, dated December 28, 2005, as amended September 20, 2006
4.4	Founder Stock Purchase Agreement by and between DeMarseCo, Inc. and Brett Shobe, dated December 28, 2005, as amended September 20, 2006
4.5	Founder Stock Purchase Agreement by and between DeMarseCo, Inc. and Philip S. Siegel, dated December 28, 2005, as amended September 20, 2006

4.6
Restructuring Agreement by and between DeMarseCo Holdings, Inc., DeMarseCo, Inc. and Austin Ventures VIII, L.P., Philip S. Siegel, David Lack, Elisabeth H. DeMarse and Brett Shobe, dated September 20, 2006
4.7	Stock Restriction Agreement by and between the Registrant and Elisabeth H. DeMarse, dated October 30, 2006
4.8	Stock Restriction Agreement by and between the Registrant and David Lack, dated October 30, 2006
4.9	Stock Restriction Agreement by and between the Registrant and Brett Shobe, dated October 30, 2006
4.10	Stock Restriction Agreement by and between the Registrant and Philip S. Siegel, dated October 30, 2006
4.11	Stock Purchase and Exchange Agreement by and between the Registrant and certain preferred stock holders, dated October 30, 2006
4.12	Investors' Rights Agreement by and between the Registrant and certain preferred stock holders, dated October 30, 2006, as amended August 9, 2007
4.13	Subscription Agreement by and between the Registrant and certain preferred stock holders, dated February 12, 2007
4.14	Redemption Agreement by and between the Registrant and certain preferred stock holders, dated June 18, 2007
5.1*	Opinion of Heller Ehrman LLP
10.1	2006 Stock Plan
10.2	Form of Stock Purchase Agreement under 2006 Stock Plan
10.3	Form of Stock Option Agreement under 2006 Stock Plan
10.4	Form of Notice of Grant of Stock Option under 2006 Stock Plan
10.5*	Form of 2007 Equity Incentive Plan
10.6*	Form of Notice of Grant of Stock Option under 2007 Equity Incentive Plan
10.7*	Form of Notice of Grant of Restricted Stock under 2007 Equity Incentive Plan
10.8*	Form of Notice of Grant of Restricted Stock Units under 2007 Equity Incentive Plan
10.9	2007 Incentive Bonus Plan
10.10	Form of Indemnification Agreement for directors and executive officers
10.11	Office Building Lease dated February 23, 2006, between Tower of the Hills, LP and Click Success L.P.
10.12
Consent of Landlord dated June 1, 2007, between Tower of the Hills, L.P. and RWA Financial Services, Inc. to Sublease Agreement dated May 25, 2007, between RWA Financial Services, Inc. and CreditCards.com, Inc.
10.13	Agreement of Lease dated February 2, 2007, between 1790 Broadway Associates LLC and CreditCards.com, Inc.

10.14	Executive Employment Agreement by and between DeMarseCo Holdings, Inc. and Elisabeth H. DeMarse, dated October 30, 2006
10.15	Offer Letter Agreement by and between DeMarseCo Holdings, Inc. and Jeff Whitmire, dated October 30, 2006
10.16	Letter Agreement by and between DeMarseCo, Inc. and BPO NewCo II, Inc., dated December 28, 2005
10.17	Amended and Restated Letter Agreement by and between DeMarseCo, Inc. and BPO NewCo II, Inc., dated October 23, 2006
10.18	Independent Contractor Agreement by and between DeMarseCo Holdings, Inc. and Daniel H. Smith, dated October 30, 2006
10.19	Non-Competition and Non-Solicitation Agreement by and between DeMarseCo Holdings, Inc., CreditCards.com, L.P. and Daniel H. Smith, dated October 30, 2006
10.20*
Credit Agreement by and among DeMarseCo Holdings, Inc. as the Borrower, CCCI Holdings, Inc. as the Guarantor, American Capital Financial Services, Inc. as Agent, and American Capital Strategies, LTD as Lender, dated October 30, 2006
10.21*
Amended and Restated Credit Agreement by and among CreditCards.com, Inc. as the Borrower, CCCI Holdings, Inc. as the Guarantor, American Capital Financial Services, Inc. as Agent, and American Capital Strategies, LTD as Lender, dated June 18, 2007
10.22	Note Purchase Agreement by and among DeMarseCo, Inc. and Austin Ventures VIII, L.P., dated September 20, 2006
10.23	Convertible Promissory Notes issued by the Registrant in favor of Austin Ventures VIII, L.P., dated September 20, 2006
10.24	Amended and Restated Senior Secured Term Notes, dated June 18, 2007
10.25	Amended and Restated Junior Secured Term Notes, dated June 18, 2007
10.26	Amended and Restated Revolving Facility Note, dated June 15, 2007
10.27	Pay-In-Kind Note, dated June 15, 2007
10.28	Letter Agreement, between the Registrant and Austin Ventures VIII, L.P. and Austin Ventures IX, L.P., regarding management rights, dated October 30, 2006
10.29	Letter Agreement, between the Registrant and American Capital Equity I, LLC, regarding management rights, dated October 30, 2006
10.30	American Express Affiliate Program Agreement between the Registrant and American Express Travel Related Services Company, Inc., last updated September 14, 2006
10.31	Capital One Credit Cards Special Terms and Conditions between the Registrant and Capital One Services, Inc., dated March 21, 2006
10.32	Commission Junction Publisher Service Agreement between the Registrant and Commission Junction, Inc.
10.33	Chase Affiliate Agreement between the Registrant and Chase Affiliate Bank USA, N.A., last updated April 6, 2007
10.34	Leapfrog Online Media Provider Agreement between the Registrant and Leapfrog Online Customer Acquisition, LLC, dated April 7, 2005

21.1	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm
23.2*	Consent of Heller Ehrman LLP (included in Exhibit 5.1)
24.1	Power of Attorney (contained on signature page)

*
To be filed by amendment.

†
Confidential treatment requested for certain portions.

(b)
Financial Statement Schedules

        Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (a)
  For purposes of determining any liability under the Securities Act the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (b)
  For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on the 10th day of August, 2007.

CREDITCARDS.COM, INC.
By:	/s/ ELISABETH H. DEMARSE Elisabeth H. DeMarse President, Chief Executive Officer and Director

POWER OF ATTORNEY

        Each person whose individual signature appears below hereby authorizes and appoints Elisabeth H. DeMarse and Christopher J. Speltz, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the 10th day of August, 2007.

Signature	Title	Date

/s/ ELISABETH H. DEMARSE Elisabeth H. DeMarse	President, Chief Executive Officer and Director (Principal Executive Officer)	August 10, 2007
/s/ CHRISTOPHER J. SPELTZ Christopher J. Speltz	Chief Financial Officer (Principal Financial and Accounting Officer) and Secretary	August 10, 2007
/s/ KENNETH P. DEANGELIS Kenneth P. DeAngelis	Director	August 10, 2007

/s/ CRAIG L. MILIUS Craig L. Milius	Director	August 10, 2007
/s/ LAWRENCE S. KRAMER Lawrence S. Kramer	Director	August 10, 2007
/s/ PHILIP S. SIEGEL Philip S. Siegel	Director	August 10, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
2.1
Asset Purchase Agreement by and between DeMarseCo Holdings, Inc. and Urban Eugene Smith Revocable Trust, The Stover Family Trust, The 2006 Stover Irrevocable Trust, The Stover Descendants Irrevocable Trust, NCCF Trust and Click Success, L.P., dated October 30, 2006
3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering
3.2*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering
4.1*	Form of the Registrant's Common Stock Certificate
4.2	Founder Stock Purchase Agreement by and between DeMarseCo, Inc. and Elisabeth H. DeMarse, dated December 28, 2005, as amended September 20, 2006
4.3	Founder Stock Purchase Agreement by and between DeMarseCo, Inc. and David Lack, dated December 28, 2005, as amended September 20, 2006
4.4	Founder Stock Purchase Agreement by and between DeMarseCo, Inc. and Brett Shobe, dated December 28, 2005, as amended September 20, 2006
4.5	Founder Stock Purchase Agreement by and between DeMarseCo, Inc. and Philip S. Siegel, dated December 28, 2005, as amended September 20, 2006
4.6
Restructuring Agreement by and between DeMarseCo Holdings, Inc., DeMarseCo, Inc. and Austin Ventures VIII, L.P., Philip S. Siegel, David Lack, Elisabeth H. DeMarse and Brett Shobe, dated September 20, 2006
4.7	Stock Restriction Agreement by and between the Registrant and Elisabeth H. DeMarse, dated October 30, 2006
4.8	Stock Restriction Agreement by and between the Registrant and David Lack, dated October 30, 2006
4.9	Stock Restriction Agreement by and between the Registrant and Brett Shobe, dated October 30, 2006
4.10	Stock Restriction Agreement by and between the Registrant and Philip S. Siegel, dated October 30, 2006
4.11	Stock Purchase and Exchange Agreement by and between the Registrant and certain preferred stock holders, dated October 30, 2006
4.12	Investors' Rights Agreement by and between the Registrant and certain preferred stock holders, dated October 30, 2006, as amended August 9, 2007
4.13	Subscription Agreement by and between the Registrant and certain preferred stock holders, dated February 12, 2007
4.14	Redemption Agreement by and between the Registrant and certain preferred stock holders, dated June 18, 2007
5.1*	Opinion of Heller Ehrman LLP
10.1	2006 Stock Plan
10.2	Form of Stock Purchase Agreement under 2006 Stock Plan

10.3	Form of Stock Option Agreement under 2006 Stock Plan
10.4	Form of Notice of Grant of Stock Option under 2006 Stock Plan
10.5*	Form of 2007 Equity Incentive Plan
10.6*	Form of Notice of Grant of Stock Option under 2007 Equity Incentive Plan
10.7*	Form of Notice of Grant of Restricted Stock under 2007 Equity Incentive Plan
10.8*	Form of Notice of Grant of Restricted Stock Units under 2007 Equity Incentive Plan
10.9	2007 Incentive Bonus Plan
10.10	Form of Indemnification Agreement for directors and executive officers
10.11	Office Building Lease dated February 23, 2006, between Tower of the Hills, LP and Click Success L.P.
10.12
Consent of Landlord dated June 1, 2007, between Tower of the Hills, L.P. and RWA Financial Services, Inc. to Sublease Agreement dated May 25, 2007, between RWA Financial Services, Inc. and CreditCards.com, Inc.
10.13	Agreement of Lease dated February 2, 2007, between 1790 Broadway Associates LLC and CreditCards.com, Inc.
10.14	Executive Employment Agreement by and between DeMarseCo Holdings, Inc. and Elisabeth H. DeMarse, dated October 30, 2006
10.15	Offer Letter Agreement by and between DeMarseCo Holdings, Inc. and Jeff Whitmire, dated October 30, 2006
10.16	Letter Agreement by and between DeMarseCo, Inc. and BPO NewCo II, Inc., dated December 28, 2005
10.17	Amended and Restated Letter Agreement by and between DeMarseCo, Inc. and BPO NewCo II, Inc., dated October 23, 2006
10.18	Independent Contractor Agreement by and between DeMarseCo Holdings, Inc. and Daniel H. Smith, dated October 30, 2006
10.19	Non-Competition and Non-Solicitation Agreement by and between DeMarseCo Holdings, Inc., CreditCards.com, L.P. and Daniel H. Smith, dated October 30, 2006
10.20*
Credit Agreement by and among DeMarseCo Holdings, Inc. as the Borrower, CCCI Holdings, Inc. as the Guarantor, American Capital Financial Services, Inc. as Agent, and American Capital Strategies, LTD as Lender, dated October 30, 2006
10.21*
Amended and Restated Credit Agreement by and among CreditCards.com, Inc. as the Borrower, CCCI Holdings, Inc. as the Guarantor, American Capital Financial Services, Inc. as Agent, and American Capital Strategies, LTD as Lender, dated June 18, 2007
10.22	Note Purchase Agreement by and among DeMarseCo, Inc. and Austin Ventures VIII, L.P., dated September 20, 2006
10.23	Convertible Promissory Notes issued by the Registrant in favor of Austin Ventures VIII, L.P., dated September 20, 2006
10.24	Amended and Restated Senior Secured Term Notes, dated June 18, 2007
10.25	Amended and Restated Junior Secured Term Notes, dated June 18, 2007
10.26	Amended and Restated Revolving Facility Note, dated June 15, 2007
10.27	Pay-In-Kind Note, dated June 15, 2007

10.28	Letter Agreement, between the Registrant and Austin Ventures VIII, L.P. and Austin Ventures IX, L.P., regarding management rights, dated October 30, 2006
10.29	Letter Agreement, between the Registrant and American Capital Equity I, LLC, regarding management rights, dated October 30, 2006
10.30	American Express Affiliate Program Agreement between the Registrant and American Express Travel Related Services Company, Inc., last updated September 14, 2006
10.31	Capital One Credit Cards Special Terms and Conditions between the Registrant and Capital One Services, Inc., dated March 21, 2006
10.32	Commission Junction Publisher Service Agreement between the Registrant and Commission Junction, Inc.
10.33	Chase Affiliate Agreement between the Registrant and Chase Affiliate Bank USA, N.A., last updated April 6, 2007
10.34	Leapfrog Online Media Provider Agreement between the Registrant and Leapfrog Online Customer Acquisition, LLC, dated April 7, 2005
21.1	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm
23.2*	Consent of Heller Ehrman LLP (included in Exhibit 5.1)
24.1	Power of Attorney (contained on signature page)

*
To be filed by amendment.

†
Confidential treatment requested for certain portions.

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PROSPECTUS SUMMARY
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA FINANCIAL INFORMATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
COMPENSATION DISCUSSION AND ANALYSIS
EXECUTIVE COMPENSATION
TRANSACTIONS WITH RELATED PERSONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL, INCOME AND ESTATE TAX CONSIDERATIONS TO NON-U.S. HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Consolidated Balance Sheets
Consolidated Statements of Operations
Statements of Changes in Partners' Capital
Consolidated Statements of Redeemable Preferred Stock and Stockholders' Equity (Deficit)
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX